UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half Yearly Report dated  30 July 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 30,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 30, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Results Announcement

30 June 2013

Table of Contents
Interim Results Announcement
Performance Highlights
Chief Executive's Review
Group Finance Director's Review
Barclays Results by Quarter
Condensed Consolidated Financial Statements
Results by Business
- Retail and Business Banking
- UK
- Europe
- Africa
- Barclaycard
- Investment Bank
- Corporate Banking
- Wealth and Investment Management
- Head Office and Other Operations
Business Results by Quarter
Performance Management
- Returns and Equity
- Transform Update
- Margins and Balances
Risk Management
- Funding Risk - Capital
- Funding Risk - Liquidity
- Credit Risk
- Market Risk
Statement of Directors' Responsibilities
Independent Auditors' Review Report
Financial Statement Notes
CRD IV Appendices
Shareholder Information
Index

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months to 30 June 2013 to the corresponding six months of 2012 and balance sheet comparatives relate to 31 December 2012. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; '€m' and '€bn' represent millions and thousands of millions of Euros respectively; and 'C$m' and 'C$bn' represent millions and thousands of millions of Canadian Dollars respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and losses and gains on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates were not excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

In accordance with Barclays' policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bank Association Disclosure Code and the Enhanced Disclosure Task Force recommendations, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this announcement, which was approved by the Board of Directors on 29 July 2013 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2012, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, commitments and targets in connection with the Transform Programme, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: prudential capital rules applicable to past, current and future periods; UK domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; changes in valuation of issued notes; volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, changes in credit ratings of the Group; requirements regarding capital and Group structures; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform Programme and the success of future acquisitions, disposals and other strategic transactions.  A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

Performance Highlights

Performance Highlights

—	Adjusted profit before tax was down 17% (£748m) to £3,591m, driven by costs to achieve Transform of £640m

—
 Statutory profit increased £806m to £1,677m, including a £1,350m (2012: £300m) provision relating to PPI redress, a £650m (2012: £450m) provision relating to interest rate hedging products redress and an own credit gain of £86m
     (2012: charge of £2,945m)

—
 Adjusted return on average shareholders' equity decreased to 7.8% (2012: 10.6%) principally reflecting costs to achieve Transform. Statutory return on shareholders' equity increased to 2.6% (2012: 0.6%)

—	Adjusted income decreased 3% to £15,071m, with income growth across the majority of businesses offset by cost of funding deposit growth across the Group

—	Investment Bank income was stable at £6,473m driven by increases in Equities and Prime Services and Investment Banking, offset by a decrease in Fixed Income, Currency and Commodities (FICC) income

—
 Credit impairment charges were down 5% to £1,631m, reflecting improvements in  Corporate Banking and Africa RBB, partially offset by increases in Barclaycard, UK RBB, Wealth and Investment Management and Europe RBB

—
 Adjusted operating expenses were up 3% (£261m) to £9,781m, reflecting costs to achieve Transform of £640m, principally related to restructuring costs in Europe RBB and the Investment Bank. The adjusted cost: income ratio increased to 65% (2012: 61%) largely due to costs to achieve Transform. Excluding costs to achieve Transform, the Investment Bank compensation: income ratio was 38% (2012: 40%)

—	Risk weighted assets (RWAs) were stable at £387bn. On an estimated CRD IV basis, Transform Exit Quadrant RWAs reduced by £25.4bn to £68.4bn

—	Core Tier 1 ratio increased to 11.1% (2012: 10.8%) principally reflecting capital generated through earnings and the exercise of warrants offset by dividends paid

—
 Total assets increased to £1,533bn (2012: £1,488bn), principally reflecting increases in reverse repurchase agreements and other similar secured lending, growth in loans and advances and an increase in available for sale investments.  These increases were partially offset by a decrease in derivative assets

—	Total liabilities increased to £1,473bn (2012: £1,428bn) primarily due to higher than expected deposit inflows, resulting in a decrease in the loan: deposit ratio from 110% to 102%

—	Net asset value per share of 397p (2012: 414p) and net tangible asset value per share of 336p (2012: 349p) reflecting an increase in shares issued, including the exercise of warrants

—	An estimated £42bn of Funding for Lending (FLS) eligible gross new lending was made to UK households and businesses in H113

Performance Highlights

Barclays Unaudited Results1	Adjusted			Statutory
	30.06.13	30.06.12		30.06.13	30.06.12
	£m	£m	% Change	£m	£m	% Change

Total income net of insurance claims	15,071	15,492	(3)	15,157	12,774	19
Credit impairment charges and other provisions	(1,631)	(1,710)	(5)	(1,631)	(1,710)	(5)
Net operating income	13,440	13,782	(2)	13,526	11,064	22
Operating expenses (excluding costs to achieve Transform)	(9,141)	(9,520)	(4)	(11,141)	(10,270)	8
Costs to achieve Transform	(640)	-		(640)	-
Operating expenses	(9,781)	(9,520)	3	(11,781)	(10,270)	15
Other net (expense)/ income	(68)	77		(68)	77
Profit before tax	3,591	4,339	(17)	1,677	871	93
Profit after tax	2,467	3,148	(22)	1,083	558	94
Attributable profit	2,055	2,738	(25)	671	148

Performance Measures
Return on average shareholders' equity	7.8%	10.6%		2.6%	0.6%
Return on average tangible shareholders' equity	9.1%	12.5%		3.0%	0.7%
Return on average risk weighted assets	1.3%	1.6%		0.5%	0.3%
Cost: income ratio	65%	61%		78%	80%
Compensation: net operating income ratio	38%	38%		38%	47%
Loan loss rate	63bps	67bps		63bps	67bps

Basic earnings per share	16.2p	22.4p		5.3p	1.2p
Dividend per share	2.0p	2.0p		2.0p	2.0p

Capital and Balance Sheet				30.06.13	31.12.12
Core Tier 1 ratio				11.1%	10.8%
Risk weighted assets				£387bn	£387bn
Adjusted gross leverage				20x	19x
Group liquidity pool				£138bn	£150bn
Net asset value per share				397p	414p
Net tangible asset value per share				336p	349p
Loan: deposit ratio				102%	110%

Adjusted Profit Reconciliation				30.06.13	30.06.12
Adjusted profit before tax				3,591	4,339
Own credit				86	(2,945)
Gain on disposal of BlackRock investment				-	227
Provision for PPI redress				(1,350)	(300)
Provision for interest rate hedging products redress				(650)	(450)
Statutory profit before tax				1,677	871

	Adjusted			Statutory
Profit/(Loss) Before Tax by Business	30.06.13	30.06.12		30.06.13	30.06.12
	£m	£m	% Change	£m	£m	% Change

UK RBB	632	592	7	(28)	292
Europe RBB	(709)	(148)		(709)	(148)
Africa RBB	212	183	16	212	183	16
Barclaycard	775	751	3	85	751	(89)
Investment Bank	2,389	2,242	7	2,389	2,242	7
Corporate Banking	402	311	29	(248)	(139)
Wealth and Investment Management	47	99	(53)	47	99	(53)
Head Office and Other Operations	(157)	309		(71)	(2,409)
Total profit before tax	3,591	4,339	(17)	1,677	871	93

1
     The comparatives on pages 3 to 43 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013, accessible at http://group.barclays.com/about-barclays/investor-relations/investor-news

Chief Executive's Statement

"In February, we outlined our Transform plan to become the 'Go-To' bank. As part of Transform, we set out a number of financial commitments, including in relation to capital, to be achieved by the end of 2015.

As a consequence of the Prudential Regulation Authority (PRA) review we have had to modify our capital plans, in order to meet the 3% PRA Leverage Ratio target by June 2014. After careful consideration of the options, the Board and I have determined that Barclays should respond quickly and decisively to meet this new target.

The plan is a combination of: a rights issue; prudent reduction of our leverage exposure; issuance of additional tier 1 securities; and the retention of earnings and other forms of capital accretion. We believe this represents the right combination to meet the PRA's leverage target. It also enables us to maintain our planned lending growth and broader support of our customers and clients.

I am certain the decisive and prompt action we are taking will leave Barclays stronger and our goal of becoming the 'Go-To' bank even more attainable.

Our first half results demonstrate the strength of our business. We saw good momentum in our performance and - five months on - the execution of our Transform plan is progressing well. Adjusted profit before tax was £3.6bn, excluding an additional £1.35bn charge in respect of PPI redress and an additional £650m for Interest Rate Hedging Products. This takes the total provision Barclays has made for both issues to £5.45bn, of which almost £3bn is unspent, reducing uncertainty for shareholders around these conduct risks. As a result the PRA capital adjustments for the PRA Leverage Ratio no longer include provisions for conduct.

Cost remains a critical component of our commitments and we expect to accelerate part of the £2.7bn of costs to achieve (CTA) Transform in 2013, having recognised £640m in the first half of the year focused on restructuring and investment in the Investment Bank and Europe Retail and Business Banking.

The CTA have impacted Barclays return on equity of 7.8% in the first half but strategic reduction of the cost base is an important step to achieve sustainable returns over the cost of equity in the medium term. Return on equity, excluding costs to achieve, was 9.5% driven by continued momentum across the businesses and in particular in the Corporate and Investment Bank, Barclaycard and UK Retail and Business Banking.

We continue to make good progress in running down Exit Quadrant business units in a positive way for shareholders; in the first half we reduced estimated CRD IV Risk Weighted Assets by £25.4bn. Our commitment to lend has not faltered and we provided a gross £42bn of lending to UK households and businesses under the Funding for Lending Scheme in the first half of the year.

Our capital position remains a key focus, with an estimated fully loaded CRD IV Common Equity Tier 1 ratio of 8.1% as of 30 June 2013. Adjusted for the rights issue this is equivalent to 9.3%. The Board and I expect this ratio to increase during the second half of 2013, with an accelerated achievement of the target 10.5% fully loaded CET1 ratio by early 2015.

We remain committed to our Purpose of helping people achieve their ambitions, in the right way - and the Values that underpin it. To this end, I am pleased to say that 95% of our colleagues have now attended a half day Values workshop and we will be launching our Balanced Scorecard across the Senior Leadership Group in the second half of 2013 to measure our progress. This is a new approach to how we measure and report our performance and will be critical to our success in the future.

It is early days, and there is a long way to go, but I'm pleased with our progress and confident that we are on track to become the 'Go To' bank."

Antony Jenkins, Chief Executive

Group Finance Director's Review

Income Statement

—	Adjusted profit before tax decreased 17% to £3,591m, driven by costs to achieve Transform of £640m in H113

—
 Statutory profit increased £806m to £1,677m, including a £1,350m (2012: £300m) provision relating to PPI redress, a £650m (2012: £450m) provision relating to interest rate hedging products redress and an own credit gain of £86m
    (2012: charge of £2,945m)

—	Adjusted return on average shareholders' equity decreased to 7.8% (2012: 10.6%) while statutory return on average shareholders' equity increased to 2.6% (2012: 0.6%)

—
 Adjusted income decreased 3% to £15,071m largely due to the margin achieved on higher than expected growth in deposits across the Group. Non-recurring gains of £235m in relation to hedges on employee share awards in Head
    Office in Q112 was offset by a fair value adjustment of £259m in the Investment Bank primarily as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

—
 Investment Bank income was stable at £6,473m including increases in Equities and Prime Services and Investment Banking, partially offset by a decrease in Fixed Income, Currency and Commodities (FICC) given strong performance in H112. Income decreased 13% from Q113 to Q213 to £3,010m due to the seasonally higher contributions from FICC in Q113

—
 Customer net interest income from RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £5,105m. Total net interest income in these businesses increased 2% to £5,628m, as the growth in assets offset the net interest margin decline from 186bps to 177bps

—
 Credit impairment charges were down 5% to £1,631m, reflecting improvements in Corporate Banking and Africa RBB, partially offset by increases in Barclaycard, UK RBB, Wealth and Investment Management and Europe RBB

- Improved impairment performance in wholesale lending reflected lower charges in Corporate Banking in Europe despite the continued challenging nature of economic conditions in that region

  -    Higher charges in retail businesses principally reflected an increase in South Africa Card portfolios in Barclaycard, which included the impact of recent acquisitions, and increased impairment in UK RBB principally due         to the  non-recurrence of provision releases in 2012

—	The annualised loan loss rate decreased to 63bps (2012: 67bps) compared to a long term average of 91bps

—
 Other net expense increased £145m to £68m due to a valuation adjustment of £148m recognised in Europe RBB in respect of contractual obligations to trading partners, based in locations affected by our restructuring plans

—
 The statutory effective tax rate on statutory profit before tax was 35.4% (2012: 35.9%) principally due to profits taxed in countries with high local tax rates and non-deductible expenses. The effective tax rate on adjusted profit before tax was 31.3% (2012: 27.4%)

—	Adjusted operating expenses were up 3% to £9,781m, reflecting costs to achieve Transform of £640m

- Non-performance costs excluding costs to achieve Transform decreased by 3% to £7,865m with the non-recurrence of a £290m charge relating to the setting of inter-bank offered rates in H112

- Performance costs excluding costs to achieve Transform reduced by 10% to £1,276m

The adjusted cost: income ratio increased to 65% (2012: 61%) largely due to costs to achieve Transform of £640m. The Investment Bank cost: net operating income ratio decreased 3% to 62% within which the compensation: income ratio was 39% (2012: 40%). Excluding costs to achieve Transform, the Investment Bank compensation: income ratio was 38% (2012: 40%)

Group Finance Director's Review

Balance Sheet

—
 Total assets increased to £1,533bn (2012: £1,488bn), principally reflecting increases in reverse repurchase agreements and other similar secured lending (broadly matched by an increase in repurchase agreements and other similar secured liabilities), growth in loans and advances and an increase in available for sale investments. These increases were partially offset by a decrease in derivative assets (broadly matched by a decrease in derivative liabilities)
    due to increases in major forward curves and exposure reduction initiatives with central clearing parties

—
 Total loans and advances increased to £517bn (2012: £464bn) primarily due to higher settlement balances in the Investment Bank, the acquisition of ING Direct and increased retail lending in UK RBB and Barclaycard

—
 Total shareholders' equity including non-controlling interests, was £60.1bn (2012: £60.0bn). Excluding non-controlling interests, shareholders' equity increased £0.5bn to £51.1bn. This reflects a £1.5bn increase in share capital and share premium including the exercise of warrants, and increase of £0.8bn in currency translation reserves, partially offset by  a decrease in cash flow hedge reserve of £1.1bn and dividends paid of £0.6bn

—
 Net asset value per share was 397p (2012: 414p) and the net tangible asset value per share 336p (2012: 349p). The decrease was mainly attributable to an increase in shares issued, including the exercise of warrants

—	Adjusted gross leverage was 20x (2012: 19x). Excluding the liquidity pool, adjusted gross leverage was 17x (2012: 16x)

—	During H113 the Group's net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece decreased to £57.2bn (2012: £59.3bn)

Capital Management

—	The Core Tier 1 ratio strengthened to 11.1% (2012: 10.8%)

—
 Core Tier 1 capital increased by £1.2bn to £42.9bn principally due to the exercise of outstanding warrants of £0.8bn and foreign currency movements of £0.5bn. Capital generated from earnings absorbed the impact of dividends paid

—
 RWAs were stable at £387bn, primarily driven by business activity risk reductions of £11.0bn, including Exit Quadrant RWAs, offset by foreign currency movements of £7.1bn and methodology changes of £4.2bn. On a CRD IV basis, Exit Quadrant RWAs reduced by £25.4bn

—
 Barclays estimated transitional CRD IV Common Equity Tier 1 (CET1) ratio assuming the final rules were applied as at 30 June 2013 is approximately 10.0%. The estimated fully loaded CET1 ratio is approximately 8.1%

—
 In April 2013, Barclays issued a further $1.0bn of Tier 2 contingent capital notes and repurchased existing Tier 2 instruments for a similar amount, as a step in transitioning towards its future CRD IV capital structure. Barclays also obtained authority, from shareholders, to issue Equity Conversion Notes (ECNs) and/or shares on conversion or exchange of ECNs

Group Finance Director's Review

Funding and Liquidity

—
 The Group maintained a strong liquidity position throughout H113 as it managed down its internal surplus whilst remaining within internal and regulatory requirements. As at 30 June 2013, the Group estimates the Liquidity
    Coverage Ratio (LCR) at 111% (2012: 126%) and the Net Stable Funding Ratio (NSFR) at 105% (2012: 104%) based upon the latest standards published by the Basel Committee

—
 Consistent with optimising the surplus to internal and regulatory stress requirements, the Group liquidity pool as at 30 June 2013 reduced to £138bn (2012: £150bn). During H113, the month end liquidity pool ranged from £138bn to £157bn (2012: £150bn to £173bn)

—
 As a result of strong growth of customer deposits in UK RBB, Corporate Banking, and Wealth and Investment Management, the loan to deposit ratio for the Group improved to 102% as at 30 June 2013 (2012: 110%) and the ratio for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management businesses, improved to 94% (2012: 102%)

—
 Strong growth in customer deposits and continued reduction in legacy assets reduced wholesale funding needs. In addition, a significant portion of the Group's 2013 term funding needs were pre-funded in 2012. As a result, term issuance in H113 was fully offset by buybacks

—
 Total wholesale funding outstanding (excluding repurchase agreements) also reduced as at 30 June 2013 to £217bn (2012: £240bn). Term funding maturities for 2013 were £18bn of which £7bn remains outstanding

Group Finance Director's Review

Other Matters

—
 As part of its review of the capital adequacy of major UK banks, the PRA introduced a minimum 3% PRA Leverage Ratio¹ target. Barclays discussed a number of options with the PRA to meet the 3% PRA Leverage Ratio target, following which Barclays was asked to submit a plan to achieve a 3% PRA Leverage Ratio the target by 30 June 2014

Following careful consideration of a number of options, Barclays plans to meet this target through a combination of a rights issue, CRD IV leverage exposure reduction, the business as usual issuance of contingent capital and retained earnings and other capital accretion

—
 The provision in respect of Payment Protection Insurance (PPI) has been increased by £1,350m, bringing the cumulative expense recognised to £3,950m. The monthly volume of claims received has declined by 46% since the peak in May 2012, although the rate of decline has been less than previously expected. Consequently the future level of expected complaints has been increased to reflect the slower rate of decline. With the overall increase in volume of expected complaints, expectations on the number of complaints which are likely to be referred to the Financial Ombudsman Service (FOS) have been revised upwards. As a result an additional provision of £1.35bn was recognised as at June 2013 to reflect these updated assumptions including a provision for operational costs through to December 2014

The resulting provision represents Barclays' best estimate of all future expected costs of PPI redress. However, it is possible the eventual outcome may differ from the current estimate and if this were to be material a further provision will be made, otherwise any residual costs will be handled as part of normal operations

—
 The provision in respect of interest rate hedging product redress has been increased by £650m, bringing the cumulative expense recognised to £1.5bn. As at 31 December 2012, an expense of £850m had been recognised, reflecting our best estimate of redress costs to customers categorised as non-sophisticated and related costs. This was based on an extrapolation of the results of an initial pilot review. During 2013, additional cases have been reviewed providing a larger and more representative sample upon which to base our provision. The provision on the balance sheet as at 30 June 2013 is £1,349m reflecting cumulative utilisation of £151m. It is expected that this provision will be sufficient to cover the full cost of completing the redress, however no provision has been recognised in relation to claims from customers classified as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims from customers classified as non-sophisticated. These will be monitored and future provisions recognised to the extent an obligation resulting in a probable outflow is identified

Dividends

—
 It is our policy to declare and pay dividends on a quarterly basis. We will pay a second interim dividend for 2013 of 1p per share on 13 September 2013.  The Barclays PLC Scrip Dividend Programme will be offered for the second interim dividend

Outlook

—	We continue to remain cautious about the environment in which we operate and our focus remains on costs, capital, leverage and returns to drive sustainable performance improvements

Chris Lucas, Group Finance Director

1	[i] PRA Leverage Ratio is a non risk based ratio introduced by the PRA in June 2013, calculated as CRD IV CET1 capital after PRA adjustments divided by CRD IV leverage exposures.

[page intentionally left blank]

Barclays Results by Quarter

Barclays Results by Quarter	Q213	Q113	Q412	Q312	Q212	Q112	Q411	Q311
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	7,337	7,734	6,867	7,002	7,384	8,108	6,213	7,001
Credit impairment charges and other provisions	(925)	(706)	(825)	(805)	(926)	(784)	(951)	(1,023)
Net operating income	6,412	7,028	6,042	6,197	6,458	7,324	5,262	5,978
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)	(4,686)
Costs to achieve Transform	(126)	(514)	-	-	-	-	-	-
UK bank levy	-	-	(345)	-	-	-	(325)	-
Operating expenses	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)	(4,766)	(4,686)
Other net income	(122)	54	43	21	41	36	5	18
Adjusted profit before tax	1,805	1,786	1,395	1,865	1,944	2,395	501	1,310

Adjusting items
Own credit	337	(251)	(560)	(1,074)	(325)	(2,620)	(263)	2,882
Gains on debt buy-backs	-	-	-	-	-	-	1,130	-
Gain on disposal and impairment of BlackRock investment	-	-	-	-	227	-	-	(1,800)
Provision for PPI redress	(1,350)	-	(600)	(700)	-	(300)	-	-
Provision for interest rate hedging products redress	(650)	-	(400)	-	(450)	-	-	-
Goodwill impairment	-	-	-	-	-	-	(550)	-
(Losses)/gains on acquisitions and disposals	-	-	-	-	-	-	(32)	3
Statutory profit/(loss) before tax	142	1,535	(165)	91	1,396	(525)	786	2,395
Statutory profit/(loss) after tax	39	1,044	(364)	(13)	943	(385)	581	1,345

Attributable to:
Equity holders of the parent	(168)	839	(589)	(183)	746	(598)	335	1,132
Non-controlling interests	207	205	225	170	197	213	246	213

Adjusted basic earnings per share	8.1p	8.1p	7.2p	8.3p	9.2p	13.2p	1.0p	6.8p
Adjusted cost: income ratio	61%	68%	68%	62%	62%	61%	77%	67%
Basic earnings per share	(1.4p)	6.7p	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p	9.4p
Cost: income ratio	85%	71%	90%	85%	69%	96%	75%	58%

Adjusted Profit/(Loss) Before Tax	Q213	Q113	Q412	Q312	Q212	Q112	Q411	Q311
by Business	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	333	299	275	358	360	232	162	429
Europe RBB	(247)	(462)	(114)	(81)	(76)	(72)	(176)	21
Africa RBB	131	81	105	34	51	132	231	191
Barclaycard	412	363	335	396	404	347	261	367
Investment Bank	1,074	1,315	760	988	1,060	1,182	(32)	210
Corporate Banking	219	183	61	88	108	203	(10)	140
Wealth and Investment Management	(13)	60	105	70	49	50	43	70
Head Office and Other Operations	(104)	(53)	(132)	12	(12)	321	22	(118)
Total profit before tax	1,805	1,786	1,395	1,865	1,944	2,395	501	1,310

Condensed Consolidated Financial Statements Condensed Consolidated Income Statement (Unaudited)
		Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations		30.06.13	31.12.12	30.06.12
	Notes1	£m	£m	£m
Net interest income	2	5,577	5,525	6,129
Net fee and commission income		4,396	4,306	4,230
Net trading income		4,574	1,738	1,609
Net investment income		417	478	366
Net premiums from insurance contracts		387	380	516
Net gain on disposal of investment in BlackRock, Inc.		-	-	227
Other income		74	45	60
Total income		15,425	12,472	13,137
Net claims and benefits incurred on insurance contracts		(268)	(237)	(363)
Total income net of insurance claims		15,157	12,235	12,774
Credit impairment charges and other provisions		(1,631)	(1,630)	(1,710)
Net operating income		13,526	10,605	11,064

Staff costs	3	(6,431)	(5,522)	(5,945)
Administration and general expenses	4	(3,350)	(3,175)	(3,575)
Operating expenses excluding UK bank levy, provisions for PPI and interest rate hedging products redress		(9,781)	(8,697)	(9,520)
UK bank levy	5	-	(345)	-
Provision for PPI redress		(1,350)	(1,300)	(300)
Provision for interest rate hedging products redress		(650)	(400)	(450)
Operating expenses		(11,781)	(10,742)	(10,270)

(Loss)/profit on disposal of undertakings and share of results of
associates and joint ventures		(68)	63	77
Profit/(loss) before tax		1,677	(74)	871
Tax	6	(594)	(303)	(313)
Profit/(loss) after tax		1,083	(377)	558

Attributable to:
Equity holders of the parent		671	(772)	148
Non-controlling interests	7	412	395	410
Profit/(loss) after tax		1,083	(377)	558

Earnings per Share from Continuing Operations
Basic earnings/(loss) per ordinary share	8	5.3p	(6.3p)	1.2p
Diluted earnings/(loss) per ordinary share	8	5.2p	(6.3p)	1.2p

1	For notes to the Financial Statements see pages 97 to 130.

Condensed Consolidated Financial Statements Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations		30.06.13	31.12.12	30.06.12
	Notes1	£m	£m	£m
Profit/(loss) after tax		1,083	(377)	558

Other comprehensive income that may be recycled to profit or loss:
Currency translation reserve	18	511	(946)	(602)
Available for sale reserve	18	(94)	745	(199)
Cash flow hedge reserve	18	(1,137)	420	242
Other		20	46	50
Total comprehensive (loss)/income that may be recycled to profit or loss		(700)	265	(509)

Other comprehensive income not recycled to profit or loss:
Retirement benefit remeasurements	18	(37)	(55)	(1,180)

Other comprehensive (loss)/income for the period		(737)	210	(1,689)

Total comprehensive income/(loss) for the period		346	(167)	(1,131)

Attributable to:
Equity holders of the parent		232	(396)	(1,498)
Non-controlling interests		114	229	367
Total comprehensive income/(loss) for the period		346	(167)	(1,131)

1      For notes, see pages 97 to 130.

Condensed Consolidated Financial Statements Condensed Consolidated Balance Sheet (Unaudited)
		As at	As at	As at
Assets		30.06.13	31.12.12	30.06.12
	Notes1	£m	£m	£m

Cash and balances at central banks		72,720	86,191	126,074
Items in the course of collection from other banks		2,578	1,473	2,598
Trading portfolio assets		151,981	146,352	167,452
Financial assets designated at fair value		46,847	46,629	46,761
Derivative financial instruments	10	403,072	469,156	517,693
Loans and advances to banks		46,451	40,462	48,765
Loans and advances to customers		470,062	423,906	452,744
Reverse repurchase agreements and other similar secured lending		222,881	176,522	173,814
Available for sale investments		91,707	75,109	68,925
Current and deferred tax assets	6	4,697	3,815	3,959
Prepayments, accrued income and other assets		5,579	4,365	5,896
Investments in associates and joint ventures		591	633	549
Goodwill and intangible assets	13	7,849	7,915	7,861
Property, plant and equipment		5,618	5,754	5,909
Retirement benefit assets	16	100	53	56
Total assets		1,532,733	1,488,335	1,629,056

Liabilities
Deposits from banks		78,330	77,012	94,467
Items in the course of collection due to other banks		1,542	1,587	1,671
Customer accounts		460,264	385,411	408,269
Repurchase agreements and other similar secured borrowing		259,539	217,178	245,833
Trading portfolio liabilities		59,360	44,794	51,747
Financial liabilities designated at fair value		71,274	78,561	95,150
Derivative financial instruments	10	396,125	462,721	507,712
Debt securities in issue		102,946	119,525	124,901
Accruals, deferred income and other liabilities		13,738	12,532	12,589
Current and deferred tax liabilities	6	982	962	999
Subordinated liabilities	14	22,641	24,018	22,089
Provisions	15	4,425	2,766	1,851
Retirement benefit liabilities	16	1,430	1,282	1,358
Total liabilities		1,472,596	1,428,349	1,568,636

Shareholders' Equity
Shareholders' equity excluding non-controlling interests		51,083	50,615	50,935
Non-controlling interests	7	9,054	9,371	9,485
Total shareholders' equity		60,137	59,986	60,420

Total liabilities and shareholders' equity		1,532,733	1,488,335	1,629,056

1      For notes, see pages 97 to 130.

Condensed Consolidated Financial Statements Condensed Consolidated Statement of Changes in Equity (Unaudited)
Half Year Ended 30.06.13	Called up Share Capital and Share Premium1	Other Reserves1	Retained Earnings	Total	Non- controlling Interests2	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2013	12,477	3,674	34,464	50,615	9,371	59,986
Profit after tax	-	-	671	671	412	1,083
Currency translation movements	-	750	-	750	(239)	511
Available for sale investments	-	(96)	-	(96)	2	(94)
Cash flow hedges	-	(1,080)	-	(1,080)	(57)	(1,137)
Retirement benefit remeasurements	-	-	(33)	(33)	(4)	(37)
Other	-	-	20	20	-	20
Total comprehensive income for the period	-	(426)	658	232	114	346
Issue of new ordinary shares	750	-	-	750	-	750
Issue of shares under employee share schemes	761	-	337	1,098	-	1,098
Increase in treasury shares	-	(1,049)	-	(1,049)	-	(1,049)
Vesting of shares under employee share schemes	-	1,034	(1,034)	-	-	-
Dividends paid	-	-	(570)	(570)	(323)	(893)
Other reserve movements	-	-	7	7	(108)	(101)
Balance at 30 June 2013	13,988	3,233	33,862	51,083	9,054	60,137

Half Year Ended 31.12.12
Balance at 1 July 2012	12,462	3,279	35,194	50,935	9,485	60,420
(Loss)/profit after tax	-	-	(772)	(772)	395	(377)
Currency translation movements	-	(758)	-	(758)	(188)	(946)
Available for sale investments	-	720	-	720	25	745
Cash flow hedges	-	423	-	423	(3)	420
Retirement benefit remeasurements	-	-	(55)	(55)	-	(55)
Other	-	-	46	46	-	46
Total comprehensive income for the period	-	385	(781)	(396)	229	(167)
Issue of new ordinary shares	-	-	-	-	-	-
Issue of shares under employee share schemes	15	-	348	363	-	363
Increase in treasury shares	-	(24)	-	(24)	-	(24)
Vesting of shares under employee share schemes	-	34	(34)	-	-	-
Dividends paid	-	-	(245)	(245)	(330)	(575)
Other reserve movements	-	-	(18)	(18)	(13)	(31)
Balance at 31 December 2012	12,477	3,674	34,464	50,615	9,371	59,986

Half Year Ended 30.06.12
Balance at 1 January 2012	12,380	3,837	37,189	53,406	9,607	63,013
Profit after tax	-	-	148	148	410	558
Currency translation movements	-	(531)	-	(531)	(71)	(602)
Available for sale investments	-	(218)	-	(218)	19	(199)
Cash flow hedges	-	234	-	234	8	242
Retirement benefit remeasurements	-	-	(1,180)	(1,180)	-	(1,180)
Other	-	-	49	49	1	50
Total comprehensive income for the period	-	(515)	(983)	(1,498)	367	(1,131)
Issue of new ordinary shares	-	-	-	-	-	-
Issue of shares under employee share schemes	82	-	369	451	-	451
Increase in treasury shares	-	(955)	-	(955)	-	(955)
Vesting of shares under employee share schemes	-	912	(912)	-	-	-
Dividends paid	-	-	(488)	(488)	(364)	(852)
Other reserve movements	-	-	19	19	(125)	(106)
Balance at 30 June 2012	12,462	3,279	35,194	50,935	9,485	60,420

1    Details of Share Capital and Other Reserves are shown on page 120.
2     Details of Non-controlling Interests are shown on page 101.

Condensed Consolidated Financial Statements Condensed Consolidated Cash Flow Statement (Unaudited)
	Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Profit/(loss) before tax	1,677	(74)	871
Adjustment for non-cash items	351	5,478	4,014
Changes in operating assets and liabilities	9,634	(49,530)	27,090
Corporate income tax paid	(794)	(627)	(889)
Net cash from operating activities	10,868	(44,753)	31,086
Net cash from investing activities	(16,628)	(5,007)	(2,150)
Net cash from financing activities	(1,212)	1,019	(3,861)
Effect of exchange rates on cash and cash equivalents	3,323	(1,683)	(2,428)
Net increase in cash and cash equivalents	(3,649)	(50,424)	22,647
Cash and cash equivalents at beginning of the period	121,896	172,320	149,673
Cash and cash equivalents at end of the period	118,247	121,896	172,320

Results by Business Retail and Business Banking
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change
Net interest income		1,621		1,596		1,594	2
Net fee and commission income		567		587		567	-
Net premiums from insurance contracts		27		35		39	(31)
Other (expense)/income		(2)		(2)		1
Total income		2,213		2,216		2,201	1
Net claims and benefits incurred under insurance contracts		(11)		(16)		(17)
Total income net of insurance claims		2,202		2,200		2,184	1
Credit impairment charges and other provisions		(178)		(147)		(122)	46
Net operating income		2,024		2,053		2,062	(2)

Operating expenses (excluding provision for PPI redress, Costs to achieve Transform and UK bank levy)		(1,393)		(1,407)		(1,470)	(5)
Provision for PPI redress		(660)		(880)		(300)
Costs to achieve Transform		(27)		-		-
UK bank levy		-		(17)		-
Operating expenses		(2,080)		(2,304)		(1,770)	18
Other net income		28		4		-
(Loss)/profit before tax		(28)		(247)		292

Adjusted profit before tax1		632		633		592	7
Adjusted attributable profit1,2		480		450		424	13

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£135.4bn		£128.1bn		£123.4bn
Customer deposits		£133.2bn		£116.0bn		£113.9bn
Total assets3		£159.5bn		£134.6bn		£129.7bn
Risk weighted assets3		£43.6bn		£39.1bn		£36.0bn

Number of UK current accounts		11.8m		11.7m		12.0m
Number of UK savings accounts		16.7m		15.4m		15.6m
Number of UK mortgage accounts		983,000		945,000		932,000
Number of Barclays Business customers		790,000		765,000		790,000
Number of branches		1,577		1,593		1,614
90 day arrears rates - UK personal loans		1.3%		1.3%		1.4%
90 day arrears rates - Home loans		0.3%		0.3%		0.3%
Average LTV of mortgage portfolio4		45%		46%		44%
Average LTV of new mortgage lending4		54%		56%		55%
Number of employees (full time equivalent)		33,600		33,000		32,500

	Adjusted1			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on average equity	12.2%	12.3%	12.2%	(1.0%)	(6.0%)	5.7%
Return on average risk weighted assets	2.4%	2.5%	2.6%	(0.1%)	(1.1%)	1.3%
Cost: income ratio	64%	65%	67%	94%	105%	81%
Loan loss rate (bps)	26	21	19	26	21	19

1	Adjusted profit before tax, adjusted attributable profit and adjusted performance measures excludes the impact of the provision for PPI redress of £660m (H212: £880m; H112: £300m).
2	Adjusted attributable profit includes profit after tax and non-controlling interests.
3	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
4	Average LTV of mortgage portfolio and new mortgage lending calculated on the Valuation basis.

Results by Business

UK Retail and Business Banking

Income Statement - H113 compared to H112

—
 Net interest income increased 2% to £1,621m driven by strong mortgage balance growth and contribution from Barclays Direct (previously ING Direct UK, acquired during Q113). Net interest margin was down 11bps to 127bps primarily reflecting reduced contributions from structural hedges

  -    Customer asset margin increased 10bps to 118bps reflecting higher customer margin on newly written mortgages. Average customer assets increased 9% to £132.8bn driven by mortgage growth and Barclays Direct

  -    Customer liability margin decreased 9bps to 88bps reflecting higher customer deposit rates. Average customer liabilities increased 12% to £124.3bn driven by Barclays Direct and growth in personal customer deposits

—	Net fee and commission income was in line at £567m

—	Other net income includes a £25m gain on acquisition of ING Direct UK

—	Credit impairment charges increased £56m to £178m primarily due to provision releases in 2012 impacting unsecured lending and mortgages

- Loan loss rate increased to 26bps (2012: 19bps)

- 90 day arrears rates on UK personal loans improved to 1.3% (2012: 1.4%). 90 day arrears rates on home loans were flat at 0.3%

—
 Adjusted operating expenses decreased 3% to £1,420m, despite the increased costs relating to Barclays Direct and costs to achieve Transform of £27m, driven in part by non-recurring operational costs incurred in H112. Statutory operating expenses increased by 18% to £2,080m due to the £660m provision for PPI redress (2012: £300m)

—	Adjusted profit before tax improved 7% to £632m, while statutory loss before tax was £28m (2012: profit of £292m) due to the provision for PPI redress

Income Statement - Q213 compared to Q113

—	Adjusted profit before tax increased 11% to £333m reflecting a 6% increase in income primarily due to Barclays Direct

—	Statutory loss before tax was £327m (Q113: profit of £299m) due to the provision for PPI redress

Balance Sheet - 30 June 2013 compared to 31 December 2012

—	Barclays has successfully completed the acquisition of ING Direct UK and customer deposit balances at H113 are higher than initially expected

—	Total loans and advances to customers increased 6% to £135.4bn primarily due to Barclays Direct, which added £5.3bn at H113

- Mortgage balances including Barclays Direct of £121.7bn (2012: £114.7bn). Gross new mortgage lending of £7.7bn (30 June 2012: £7.8bn) and mortgage redemptions of £6.0bn (30 June 2012: £5.6bn)

- Average Loan to Value (LTV) ratio on the mortgage portfolio (including Buy to Let) was 45% (2012: 46%). Average LTV of new mortgage lending was 54% (full year to 31 December 2012: 56%)

—	Total customer deposits increased 15% to £133.2bn primarily due to Barclays Direct, which added £9.8bn at H113 and continued growth in personal customer deposits

—	RWAs increased 12% to £43.6bn primarily due to Barclays Direct and mortgage asset growth

Results by Business Europe Retail and Business Banking
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change

Net interest income		219		207		221	(1)
Net fee and commission income		93		117		131	(29)
Net trading (expense)/income		(1)		3		4
Net investment income		45		25		27	67
Net premiums from insurance contracts		148		111		220	(33)
Other income/(expense)		10		(12)		13
Total income		514		451		616	(17)
Net claims and benefits incurred under insurance contracts		(162)		(122)		(237)	(32)
Total income net of insurance claims		352		329		379	(7)
Credit impairment charges and other provisions		(142)		(132)		(125)	14
Net operating income		210		197		254	(17)

Operating expenses (excluding costs to achieve Transform and UK bank levy)		(422)		(378)		(409)	3
Costs to achieve Transform		(356)		-		-
UK bank levy		-		(20)		-
Operating expenses		(778)		(398)		(409)	90

Other net (expense)/income		(141)		6		7
Loss before tax		(709)		(195)		(148)
Attributable loss1		(522)		(156)		(120)

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£39.8bn		£39.2bn		£40.4bn
Customer deposits		£17.5bn		£17.6bn		£18.3bn
Total assets2		£48.7bn		£46.1bn		£47.1bn
Risk weighted assets2		£16.7bn		£15.8bn		£15.4bn

Number of customers		2.0m		2.0m		2.0m

Number of branches		797		923		951
Number of sales centres		166		219		228
Number of distribution points		963		1,142		1,179

90 day arrears rate - Spain home loans		0.7%		0.7%		0.8%
90 day arrears rate - Portugal home loans		0.4%		0.7%		0.4%
90 day arrears rate - Italy home loans		1.0%		1.0%		1.0%
90 day arrears rate - Total Europe RBB home loans		0.8%		0.8%		0.8%

Number of employees (full time equivalent)		6,900		7,500		7,700

	Adjusted			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on average equity	(49.1%)	(15.0%)	(10.9%)	(49.1%)	(15.0%)	(10.9%)
Return on average risk weighted assets	(6.2%)	(2.0%)	(1.4%)	(6.2%)	(2.0%)	(1.4%)
Cost: income ratio	221%	121%	108%	221%	121%	108%
Loan loss rate (bps)	70	64	61	70	64	61

1	Attributable loss includes profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Europe Retail and Business Banking

Income Statement - H113 compared to H112

—
 Income declined 7% to £352m, reflecting actions taken to reduce the volume of new assets written as part of the Transform programme and address the continuing economic challenges across Europe, partially offset by an increase due to foreign currency movements

—	Net interest income was in line at £219m. Net interest margin was broadly in line at 81bps

- Customer asset margin remained flat at 47bps, with higher customer lending rates offset by higher funding costs. Average customer assets decreased 3% to £40.1bn

- Customer liability margin decreased 5bps to 41bps, with higher rates on new deposits partially offset by increased funding rates. Average customer liabilities were down 9% to £14.1bn

—	Net fee and commission income declined 29% to £93m, reflecting lower asset volumes

—	Other net expense increased by £148m due to a valuation adjustment recognised in respect of contractual obligations to trading partners, based in locations affected by our restructuring plans

—	Net premiums from insurance contracts declined 33% to £148m due to discontinuance of certain products leading to a corresponding 32% decline in net claims and benefits to £162m

—	Credit impairment charges increased 14% to £142m due to foreign currency movements and deterioration in recoveries performance within mortgages reflecting current economic conditions across Europe

—	- Loan loss rate increased to 70bps (2012: 61bps)

—	- Overall 90 day arrears rate increased to 97bps (2012: 94bps)

—
 Operating expenses increased by £369m to £778m, primarily reflecting costs to achieve Transform of £356m.  This related to restructuring costs to significantly downsize the distribution network, with the remaining increase driven by foreign currency movements

—	Loss before tax increased £561m to £709m, including costs to achieve Transform of £356m and an increase in other net expenses

Income Statement - Q213 compared to Q113

—
 Loss before tax of £247m (Q113: £462m), mainly reflecting a reduction in operating expenses including restructuring costs to achieve Transform of £356m in Q113, partially offset by an increase in other net expenses

Balance Sheet - 30 June 2013 compared to 31 December 2012

—	Loans and advances to customers increased by 2% to £39.8bn, driven by foreign currency movements offset by reduced volumes as part of the Transform programme

—	Customer deposits reduced by 1% to £17.5m, due to customer attrition partially offset by foreign currency movements

—	RWAs increased 6% to £16.7bn primarily driven by foreign currency movements and methodology changes to better reflect the risk of forbearance

Results by Business

Africa Retail and Business Banking
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change
Net interest income		733		819		835	(12)
Net fee and commission income		478		526		539	(11)
Net trading (expense)/income		(2)		(10)		6
Net investment income/(expense)		10		(3)		8
Net premiums from insurance contracts		185		203		214	(14)
Other income/(expense)		43		(1)		(1)
Total income		1,447		1,534		1,601	(10)
Net claims and benefits incurred under insurance contracts		(95)		(99)		(108)	(12)
Total income net of insurance claims		1,352		1,435		1,493	(9)
Credit impairment charges and other provisions		(208)		(318)		(314)	(34)
Net operating income		1,144		1,117		1,179	(3)

Operating expenses (excluding costs to achieve Transform and UK bank levy)		(926)		(961)		(999)	(7)
Costs to achieve Transform		(9)		-		-
UK bank levy		-		(24)		-
Operating expenses		(935)		(985)		(999)	(6)

Other net income		3		7		3	-
Profit before tax		212		139		183	16
Attributable profit/(loss)1		35		(38)		35	-

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£27.6bn		£29.9bn		£32.1bn
Customer deposits		£18.2bn		£19.5bn		£19.9bn
Total assets2		£37.5bn		£42.2bn		£44.3bn
Risk weighted assets2		£25.5bn		£24.5bn		£25.1bn

Number of customers		13.3m		13.5m		14.8m
Number of ATMs		10,529		10,468		10,365

Number of branches		1,317		1,339		1,342
Number of sales centres		119		112		106
Number of distribution points		1,436		1,451		1,448

90 days arrears rate- Home loans		1.1%		1.6%		2.8%
Number of employees (full time equivalent)		40,900		40,500		41,600

	Adjusted			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on average equity	3.0%	(3.0%)	2.5%	3.0%	(3.0%)	2.5%
Return on average risk weighted assets	1.1%	0.3%	1.0%	1.1%	0.3%	1.0%
Cost: income ratio	69%	69%	67%	69%	69%	67%
Loan loss rate (bps)	146	202	186	146	202	186

1	Attributable profit includes profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Africa Retail and Business Banking

Income Statement - H113 compared to H112

—
 The average ZAR depreciated against GBP by 13% on H112. The deterioration was a significant contributor to the year on year movement in the reported results, which are in GBP.  Other currency movements were considered insignificant

—
 Income declined 9% to £1,352m, driven by foreign currency movements, primarily the depreciation of ZAR, partially offset by prior year fair value adjustments on the commercial property finance portfolio. On a constant currency basis income growth was broadly steady following pressure on transaction volumes in a subdued economic environment

—
 Net interest income declined 12% to £733m.  On a constant currency basis, net interest income was broadly stable. Net interest margin was down 12bps to 311bps through a decrease in the customer asset and liability margins

  -    Customer asset margin decreased 8bps to 308bps, driven by higher funding costs in South African home loans together with competitor pressure in commercial property finance.  Average customer assets decreased 11% to £28.9bn, driven by the depreciation of ZAR. On a constant currency basis, customer assets, particularly home loans, remained broadly stable

  -    Customer liability margin decreased 5bps to 271bps through increased competition and change in product mix. Average customer liabilities decreased 5% to £18.7bn. Excluding foreign currency movements, deposits reflected modest growth

—
 Net fee and commission income declined 11% to £478m. On a constant currency basis, net fee and commission income was broadly steady following pressure on transaction volumes through a subdued economic environment

—
 Credit impairment charges decreased 34% to £208m, driven in part by foreign currency movements. On a constant currency basis, credit impairment charges reduced due to higher 2012 provisions on the South African home loans recovery book. This decrease was partly offset by deterioration in the South African unsecured lending portfolio, which is due to the challenging economic environment

- 90 day arrears rates on home loans improved to 1.1% (2012: 2.8%)

—	Operating expenses decreased 6% to £935m. On a constant currency basis, costs remained well contained despite inflation in South Africa of 6%

—
 Profit before tax increased 16% to £212m, despite currency depreciation, primarily due to higher 2012 provisions on the South African home loans recovery book and prior year fair value adjustments on the commercial property finance portfolio

Income Statement - Q213 compared to Q113

—
 Profit before tax of £131m (Q113: £81m) was driven by lower credit impairment charges in South African home loans coupled with lower claims in the Absa insurance business, partially offset by further depreciation of ZAR in
    Q213

Balance Sheet - 30 June 2013 compared to 31 December 2012

—	The closing ZAR depreciated against GBP by 10%. The deterioration was a significant contributor to the movement in the reported results, which are in GBP

—	Loans and advances to customers decreased 8% to £27.6bn, mainly due to foreign currency movements. On a constant currency basis, loans and advances, particularly home loans, were broadly unchanged

—	Customer deposits decreased 7% to £18.2bn, driven by foreign currency movements. On a constant currency basis, deposits were broadly in line

—	RWAs increased 4% to £25.5bn primarily driven by the deterioration in Egypt credit ratings and RWA reallocation across businesses partially offset by foreign currency movements

Results by Business Barclaycard
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change
Net interest income		1,626		1,542		1,467	11
Net fee and commission income		698		674		618	13
Net trading expense		(4)		(4)		(5)
Net premiums from insurance contracts		14		14		22
Other income		9		6		11
Total income		2,343		2,232		2,113	11
Net claims and benefits incurred under insurance contracts				-		(1)
Total income net of insurance claims		2,343		2,232		2,112	11
Credit impairment charges and other provisions		(616)		(557)		(492)	25
Net operating income		1,727		1,675		1,620	7

Operating expenses (excluding provision for PPI redress, costs to achieve Transform and UK bank levy)		(963)		(940)		(886)	9
Provision for PPI redress		(690)		(420)		-
Costs to achieve Transform		(5)		-		-
UK bank levy		-		(16)		-
Operating expenses		(1,658)		(1,376)		(886)	87

Other net income		16		12		17	(6)
Profit before tax		85		311		751	(89)

Adjusted profit before tax1		775		731		751	3
Adjusted attributable profit1,2		524		482		492	7

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£34.7bn		£33.8bn		£31.5bn
Customer deposits		£4.5bn		£2.8bn		£2.0bn
Total assets3		£39.2bn		£38.2bn		£35.4bn
Risk weighted assets3		£38.8bn		£37.8bn		£34.2bn

Total number of Barclaycard customers		33.7m		32.8m		27.0m
Total number of Barclaycard clients		339,200		315,500		315,800
Payments processed		£124bn		£121bn		£114bn
30 day arrears rates - UK cards		2.5%		2.5%		2.7%
30 day arrears rates - US cards		2.0%		2.4%		2.5%
30 day arrears rates - South Africa cards4		9.1%		7.4%		5.1%
Number of employees (full time equivalent)		11,800		11,100		11,100

	Adjusted1			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on average equity	%	19.4%	20.1%	0.5%	6.5%	20.1%
Return on average risk weighted assets	3.0%	3.1%	3.1%	0.3%	1.2%	3.1%
Cost: income ratio	41%	43%	42%	71%	62%	42%
Loan loss rate (bps)	339	294	295	339	294	295

1	Adjusted profit before tax, adjusted attributable profit and adjusted performance measures excludes the impact of the provision for PPI redress of £690m (H212: £420m; H112: £nil).
2	Adjusted attributable profit includes profit after tax and non-controlling interests.
3	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.
4	H212 30 day arrears rates on South Africa cards restated to reflect a portfolio acquisition.

Results by Business

Barclaycard

Income Statement – H113 compared to H112

—	Income improved 11% to £2,343m reflecting continued net lending growth across the business and contributions from 2012 portfolio acquisitions

–	UK income increased by 6% to £1,344m reflecting net lending growth

–	International income improved 19% to £999m reflecting contribution from 2012 portfolio acquisitions and higher US customer balances

—	Net interest income increased by 11% to £1,626m driven by volume growth and a lower impact from structural hedges offsetting lower customer asset margin

–
Customer asset margin declined modestly by 29bps to 9.42% reflecting lower rates on customer lending. Average customer assets increased 9% to £36.0bn due to 2012 portfolio acquisitions and business growth

–	Customer liability margin was negative 0.33% reflecting the cost of deposit funding initiatives in the US and Germany

—	Net fee and commission income improved 13% to £698m due to increased payment volumes predominantly in the US and UK

—	Credit impairment charges increased 25% to £616m primarily driven by the impact of portfolio acquisitions and non-recurrence of provision releases in 2012

–
Impairment loan loss rates in consumer credit cards remained stable at 366bps (2012: 372bps) in the UK and 280bps (2012: 275bps) in the US, while the impairment loan loss rates in South Africa increased to 493bps (2012: 192bps) due to acquisitions driving a change in product mix

–	30 day arrears rates for consumer cards in UK were down 20bps to 2.5%, in the US were down 50bps to 2.0% and in South Africa were up 401bps to 9.1%

—
Adjusted operating expenses increased 9% to £968m reflecting contribution from 2012 portfolio acquisitions, net lending growth and higher operating losses.  Statutory operating expenses increased 87% to £1,658m due to the £690m provision for PPI redress (2012: nil)

—	Adjusted profit before tax improved 3% to £775m driven by the US and UK card portfolios, while statutory profit before tax was £85m (2012: £751m) due to the provision for PPI redress

Income Statement – Q213 compared to Q113

—	Adjusted profit before tax improved 13% to £412m driven by higher income reflecting seasonal trends and business growth

—	Statutory loss before tax was £278m (Q113: profit of £363m) due to the provision for PPI redress

Balance Sheet – 30 June 2013 compared to 31 December 2012

—	Total assets increased 3% to £39.2bn in line with loans and advances to customers across UK and International businesses

—	Customer deposits increased by £1.7bn to £4.5bn due to funding initiatives in the US and Germany

—	RWAs increased 3% to £38.8bn primarily driven by asset growth and foreign currency movements

Results by Business Investment Bank
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change

Net interest income	86	166	364	(76)
Net fee and commission income	1,622	1,527	1,502	8
Net trading income	4,435	3,369	4,319	3
Net investment income	329	250	271	21
Other income	1	3	4
Total income	6,473	5,315	6,460	-
Credit impairment charges and other provisions	(181)	(2)	(202)	(10)
Net operating income	6,292	5,313	6,258	1

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(3,751)	(3,381)	(4,044)	(7)
Costs to achieve Transform	(169)	-	-
UK bank levy	-	(206)	-
Operating expenses	(3,920)	(3,587)	(4,044)	(3)

Other net income	17	22	28
Profit before tax	2,389	1,748	2,242	7
Attributable profit1	1,541	1,236	1,446	7

Balance Sheet Information and Key Facts
Loans and advances to banks and customers at amortised cost2	£186.6bn	£143.5bn	£184.3bn
Customer deposits2	£117.4bn	£75.9bn	£114.3bn
Total assets3	£1,043.8bn	£1,073.7bn	£1,224.0bn
Assets contributing to adjusted gross leverage3	£568.5bn	£567.0bn	£649.2bn
Risk weighted assets3	£168.8bn	£177.9bn	£190.5bn

Average DVaR (95%)	£31m	£34m	£42m
Number of employees (full time equivalent)	25,300	25,600	24,500

	Adjusted			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12

Return on average equity	15.4%	11.9%	13.4%	15.4%	11.9%	13.4%
Return on average risk weighted assets	1.8%	1.5%	1.6%	1.8%	1.5%	1.6%
Cost: income ratio	61%	67%	63%	61%	67%	63%
Cost: net operating income ratio	62%	68%	65%	62%	68%	65%
Compensation: income ratio	39%	40%	40%	39%	40%	40%
Loan loss rate (bps)	19	13	22	19	13	22

1	Attributable profit includes profit after tax and non-controlling interests.
2
Loans and advances includes £146.4bn of loans and advances to customers (including settlement balances and cash collateral of £103.5bn) and loans and advances to banks of £40.2bn (including settlement balances and cash collateral of £26.2bn). Customer deposits includes £91.1bn relating to settlement balances and cash collateral.

3	2013 total assets, assets contributing to adjusted gross leverage and risk weighted assets reflect a reallocation of liquidity pool assets to other businesses.

Results by Business

Investment Bank

Income Statement – H113 compared to H112

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Total Income	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change
Macro Products1	2,013	1,548	2,476	(19)
Credit Products1	1,467	1,206	1,441	2
Exit Quadrant Assets1	88	415	163	(46)
Fixed Income, Currency and Commodities (FICC)	3,568	3,169	4,080	(13)
Equities and Prime Services	1,531	977	1,206	27
Investment Banking	1,086	1,113	1,024	6
Principal Investments and Other Income	288	56	150	92
Total income	6,473	5,315	6,460	-

—	Total income of £6,473m was in line with H112

–	FICC income decreased 13% to £3,568m

•	Macro Products income decreased 19% to £2,013m due to a strong Q112 where markets were supported by the European Long Term Refinancing Operation (LTRO)

•	Credit Products income increased 2% to £1,467m benefitting from credit spreads tightening and strong trading volumes

•	Exit Quadrant Assets income of £88m reduced £75m from the prior year as we accelerated the disposal of exit assets

–
Equities and Prime Services income increased 27% to £1,531m across US, Asia and European businesses, reflecting steady commission gains, an improvement in global equity markets driven by increased market confidence and increased client activity in Prime Services

–	Investment Banking income increased 6% to £1,086m driven by equity and debt underwriting due to increased client activity in favourable market conditions

–
Principal Investments and Other income of £288m included a fair value adjustment of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

—	Net credit impairment charges of £181m (2012: £202m) reflect a charge against a single name exposure, partially offset by a number of releases

—
Operating expenses reduced 3% to £3,920m, including £169m of costs to achieve Transform primarily related to restructuring.  The reduction in operating expenses was driven by the ongoing cost saving initiatives despite £188m of costs relating to infrastructure improvement, including investments to meet the requirements of the Dodd-Frank Act, CRD IV and other regulatory reporting change projects.  2012 included a £193m charge relating to the setting of inter-bank offered rates

—	Cost: net operating income ratio improved 3% to 62%. Compensation: income ratio improved to 39% (2012: 40%)

—	Profit before tax increased 7% to £2,389m

1
Macro Products represent Rates, Currency and Commodities income.  Credit Products represent Credit and Securitised Products income.  Exit Quadrant Assets consist of the Investment Bank Exit Quadrant business units as detailed on page 40.

Results by Business

Investment Bank

Income Statement – Q213 compared to Q113

—	Income decreased 13% to £3,010m

–
FICC income decreased 37% to £1,378m, reflecting lower activity in Macro and Credit Products driven by a decrease in client flow and a decline in Rates as the market weakened over concerns of central banks tapering quantitative easing programmes

–	Equities and Prime Services income increased 17% to £825m, with growth in equity derivatives and Prime Services as the business continues to gain market share

–	Investment Banking income decreased 5% to £528m, reflecting lower debt underwriting when compared to a seasonally strong first quarter coupled with declines in financial advisory market activity

–
Principal Investments and Other income included a fair value adjustment of £259m in the second quarter as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

—	Net credit impairment charges of £195m (Q113: release of £14m) reflect a charge against a single name exposure, partially offset by a number of releases

—	Operating expenses decreased 19% to £1,750m (Q113: £2,170m) due to lower performance cost and a reduction in costs to achieve Transform

—	Profit before tax decreased 18% to £1,074m

Income Statement – Q213 compared to Q212

—	Income of £3,010m is in line with Q212

–
FICC income decreased 22% to £1,378m, reflecting lower activity in Macro and Credit Products driven by a decrease in client flow market declines over concerns of central banks tapering of quantitative easing programmes.  There were also charges of £30m (Q212: gains of £56m) related to accelerated disposals of Exit Quadrant assets

–	Equities and Prime Services income increased 34% to £825m driven by stronger performances in cash equities and equity derivatives as markets improved and trading volumes increased

–	Investment Banking income increased 4% to £528m as increased deal issuance for equity and debt underwriting was offset by declines in financial advisory market activity

—	Operating expenses reduced 5% to £1,750m. Q212 included a £78m charge relating to the setting of inter-bank offered rates

—	Profit before tax increased 1% to £1,074m

Balance Sheet – 30 June 2013 compared to 31 December 2012

—
Assets contributing to adjusted gross leverage remained in line at £568.5bn reflecting increases in reverse repurchase agreements driven by higher matchbook trading, an increase in available for sale investments, offset by a reduction in cash and balances at central banks

—	RWAs decreased 5% to £168.8bn primarily driven by a reduction of sovereign exposures in the trading book and a reduction in Exit Quadrant RWAs, partially offset by foreign currency movements

Results by Business Corporate Banking
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change

Net interest income		998		941		970	3
Net fee and commission income		506		487		511	(1)
Net trading income		49		8		79	(38)
Net investment income		2		14		9
Other (expense)/income		(3)		13		14
Total income		1,552		1,463		1,583	(2)
Credit impairment charges and other provisions		(258)		(454)		(431)	(40)
Net operating income		1,294		1,009		1,152	12

Operating expenses (excluding provision for interest rate hedging products redress, costs to achieve Transform and UK bank levy)		(852)		(833)		(839)	2
Provision for interest rate hedging products redress		(650)		(400)		(450)
Costs to achieve Transform		(41)		-		-
UK bank levy		-		(39)		-
Operating expenses		(1,543)		(1,272)		(1,289)	20

Other net income /(expense)		1		12		(2)
Loss before tax		(248)		(251)		(139)

Adjusted profit before tax1		402		149		311	29
Adjusted attributable profit1,2		277		75		154	80

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£62.7bn		£64.3bn		£65.6bn
Loans and advances to customers at fair value		£16.3bn		£17.6bn		£17.3bn
Customer deposits		£106.7bn		£99.6bn		£90.9bn
Total assets3		£120.4bn		£87.8bn		£89.9bn
Risk weighted assets3		£73.1bn		£70.9bn		£72.3bn

Number of employees (full time equivalent)		13,000		13,000		13,300

	Adjusted1			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12

Return on average equity	7.1%	2.0%	3.8%	(4.6%)	(6.3%)	(4.6%)
Return on average risk weighted assets	0.9%	0.4%	0.5%	(0.4%)	(0.5%)	(0.4%)
Loan loss rate (bps)	76	127	124	76	127	124
Cost: income ratio	58%	60%	53%	99%	87%	81%

1	Adjusted profit before tax, adjusted attributable profit and adjusted performance measures exclude the provision for interest rate hedging products redress of £650m (H212: £400m, H112: £450m).
2	Adjusted attributable profit includes profit after tax and non-controlling interests.
3	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business Corporate Banking

Half Year Ended 30 June 2013	UK	Europe	RoW	Total
Income Statement Information	£m	£m	£m	£m
Income	1,161	117	274	1,552
Credit impairment (charges)/releases and other provisions	(84)	(180)	6	(258)
Operating expenses (excluding provision for sale of interest rate hedging products redress and costs to achieve Transform)	(570)	(78)	(204)	(852)
Provision for sale of interest rate hedging products redress	(650)	-	-	(650)
Costs to achieve Transform	(4)	(37)	-	(41)
Other net income	-	-	1	1
(Loss)/profit before tax	(147)	(178)	77	(248)

Adjusted profit/(loss) before tax1	503	(178)	77	402

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.1bn	£6.1bn	£6.5bn	£62.7bn
Loans and advances to customers at fair value	£16.3bn	-	-	£16.3bn
Customer deposits	£84.4bn	£9.3bn	£13.0bn	£106.7bn
Risk weighted assets2	£54.4bn	£10.0bn	£8.7bn	£73.1bn

Half Year Ended 31 December 2012
Income Statement Information
Income	1,085	132	246	1,463
Credit impairment charges and other provisions	(139)	(265)	(50)	(454)
Operating expenses (excluding provision for sale of interest rate hedging products redress and UK bank levy)	(531)	(85)	(217)	(833)
Provision for sale of interest rate hedging products redress	(400)	-	-	(400)
UK bank levy	(39)	-	-	(39)
Other net income	4	-	8	12
Loss before tax	(20)	(218)	(13)	(251)

Adjusted profit/(loss) before tax1	380	(218)	(13)	149

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.5bn	£6.5bn	£6.3bn	£64.3bn
Loans and advances to customers at fair value	£17.6bn	-	-	£17.6bn
Customer deposits	£79.0bn	£8.2bn	£12.4bn	£99.6bn
Risk weighted assets2	£49.9bn	£10.5bn	£10.5bn	£70.9bn

Half Year Ended 30 June 2012
Income Statement Information
Income	1,136	169	278	1,583
Credit impairment charges and other provisions	(145)	(277)	(9)	(431)
Operating expenses (excluding provision for sale of interest rate hedging products redress)	(538)	(78)	(223)	(839)
Provision for sale of interest rate hedging products redress	(450)	-	-	(450)
Other net expense	(2)	-	-	(2)
(Loss)/profit before tax	1	(186)	46	(139)

Adjusted profit/(loss) before tax1	451	(186)	46	311

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.1bn	£7.5bn	£7.0bn	£65.6bn
Loans and advances to customers at fair value	£17.2bn	-	£0.1bn	£17.3bn
Customer deposits	£72.6bn	£5.6bn	£12.7bn	£90.9bn
Risk weighted assets2	£49.9bn	£11.5bn	£10.9bn	£72.3bn
1	Adjusted profit before tax and adjusted performance measures exclude the provision for interest rate hedging products redress of £650m (H212: £400m, H112: £450m).
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Corporate Banking

Income Statement – H113 compared to H112

—
Total income decreased 2% to £1,552m  reflecting a reduction in gains on fair value items of £24m (2012: £68m), non-recurring income from exited businesses and a reduction in Exit Quadrant portfolios in Europe, partially offset by an increase in UK Cash Management income

—	Net interest margin was down 4bps to 123bps primarily reflecting reduced contributions from structural hedges

–
Customer asset margin increased 9bps to 128bps reflecting higher margins on term and syndicated loans in the UK.  Average customer assets decreased 4% to £67.2bn driven by the rundown of Exit Quadrant portfolios in Europe

–	Customer liability margin decreased 8bps to 104bps reflecting higher customer deposit rates. Average customer liabilities increased 15% to £95.9bn driven by an increase in deposits from UK corporates

—	Credit impairment charges reduced 40% to £258m. Loan loss rate improved to 76bps (2012: 124bps)

–	UK impairment charges reduced by £62m to £84m, partly reflecting reduced impairment against large corporate clients

–	Europe impairment charges reduced by £97m to £180m following ongoing action to reduce exposure to the property and construction sector in Spain

—
Adjusted operating expenses increased 6% to £893m driven by costs to achieve Transform of £41m largely related to restructuring costs in Europe. Statutory operating expenses increased 20% to £1,543m after charging an additional £650m provision for interest rate hedging products redress (2012: £450m)

—	Adjusted profit before tax increased 29% to £402m

–	UK adjusted profit before tax increased 12% to £503m driven by lower credit impairment charges

–
Europe loss before tax reduced 4% to £178m principally due to lower credit impairment charges, partially offset by non-recurring income from exited businesses and a reduction in Exit Quadrant portfolios, and costs to achieve Transform

–	Rest of the World profit before tax increased 67% to £77m reflecting lower costs due to exited businesses

—	Statutory loss before tax was £248m (2012: £139m) after charging an additional provision for interest rate hedging products redress

Income Statement – Q213 compared to Q113

—	Adjusted profit before tax increased 20% to £219m driven by increased UK Cash Management income and reduced operating expenses due to lower costs to achieve Transform

—	Statutory loss before tax was £431m (Q113: profit of £183m) after charging an additional provision for interest rate hedging products redress

Balance Sheet – 30 June 2013 compared to 31 December 2012

—
Loans and advances to customers declined 2% to £62.7bn driven by a reduction in the client financing requirements as working capital deposits increased and the rundown of Exit Quadrant portfolios in Europe

—	Customer deposits increased 7% to £106.7bn reflecting an increase in UK deposit growth

—	Total assets increased £32.6bn to £120.4bn driven by a reallocation of liquidity pool assets. This was following a decision in 2013 to reallocate liquidity costs to the businesses

—
RWAs increased 3% to £73.1bn primarily reflecting loss given default recalibration, a change in the regulatory treatment for commercial real estate exposures, and foreign currency movements. This was partially offset by a reduction in Exit Quadrant RWAs and RWA reallocations across businesses

Results by Business Wealth and Investment Management
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12	YoY
	£m	£m	£m	% Change

Net interest income		431		436		420	3
Net fee and commission income		485		480		468	4
Net trading income		9		11		5	80
Net investment income		6		-		-
Other (expense)/income		-		(1)		1
Total income		931		926		894	4
Credit impairment charges and other provisions		(49)		(19)		(19)
Net operating income		882		907		875	1

Operating expenses (excluding costs to achieve Transform and UK bank levy)		(810)		(730)		(775)	5
Costs to achieve Transform		(33)		-		-
UK bank levy		-		(4)		-
Operating expenses		(843)		(734)		(775)	9

Other net income/(expense)		8		2		(1)
Profit before tax		47		175		99	(53)

Adjusted profit before tax		47		175		99	(53)
Adjusted attributable profit1		29		153		70	(59)

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost		£22.6bn		£21.3bn		£19.8bn
Customer deposits		£62.8bn		£53.8bn		£50.0bn
Total assets2		£36.5bn		£24.5bn		£23.4bn
Risk weighted assets2		£17.0bn		£16.1bn		£14.0bn

Client assets		£202.8bn		£186.0bn		£176.1bn
Number of employees (full time equivalent)		8,300		8,300		8,200

	Adjusted			Statutory
Performance Measures	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12

Return on average equity	2.5%	14.9%	7.3%	2.5%	14.9%	7.3%
Return on average risk weighted assets	0.4%	2.2%	1.2%	0.4%	2.2%	1.2%
Cost: income ratio	91%	79%	87%	91%	79%	87%
Loan loss rate (bps)	43	17	19	43	17	19

1	Attributable profit includes profit after tax and non-controlling interests.
2	2013 total assets and risk weighted assets include an allocation of liquidity pool assets previously held centrally.

Results by Business

Wealth and Investment Management

Income Statement – H113 compared to H112

—	Total income increased 4% to £931m, driven by the High Net Worth businesses, with particular growth in the Americas and Asia regions

—
Net interest income grew 3% to £431m, driven by growth in deposit and lending balances primarily in the High Net Worth businesses.  Net interest margin decreased 17bps to 108bps primarily reflecting reduced contributions from structural hedges

–	Customer asset margin increased 16bps to 81bps reflecting higher margins on High Net Worth businesses. Average customer assets increased 16% to £22.1bn

–	Customer liability margin decreased 12bps to 99bps reflecting changes in product mix. Average customer liabilities increased 21% to £58.4bn

—	Net fees and commission income increased 4% to £485m

—	Credit impairment charges increased £30m to £49m, largely due to a £15m charge relating to secured lending on Spanish property

—	Operating expenses increased £68m to £843m largely reflecting cost to achieve Transform of £33m related to restructuring costs and a £22m customer remediation provision

—	Profit before tax decreased 53% to £47m primarily driven by costs to achieve Transform, customer remediation provision and increased credit impairment charges

Income Statement – Q213 compared to Q113

—	Profit before tax decreased £73m to a loss of £13m primarily due to cost to achieve Transform, customer remediation provision and increased credit impairment charges

Balance Sheet – 30 June 2013 compared to 31 December 2012

—	Loans and advances to customers increased 7% to £22.6bn and customer deposits increased 17% to £62.8bn primarily driven by growth in the High Net Worth businesses

—	Client Assets increased to £202.8bn (2012: £186.0bn) driven by net new assets in the High Net Worth businesses and favourable equity market and foreign currency movements

—	RWAs increased 6% to £17.0bn driven by foreign currency movements

Results by Business Head Office and Other Operations
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.13	31.12.12	30.06.12
	£m	£m	£m

Net interest (expense)/income	(137)	(182)	258
Net fee and commission expense	(53)	(92)	(106)
Net trading income/(expense)	2	(5)	122
Net investment income	24	192	75
Net premiums from insurance contracts	13	17	21
Other income	17	39	17
Adjusted total (expense)/income net of insurance claims	(134)	(31)	387
Own credit	86	(1,634)	(2,945)
Gain on disposal of investment in BlackRock, Inc.	-	-	227
Total expense net of insurance claims	(48)	(1,665)	(2,331)
Credit impairment release/(charges) and other provisions	1	(1)	(5)
Net operating expense	(47)	(1,666)	(2,336)

Operating expenses (excluding UK bank levy)	(24)	(67)	(98)
UK bank levy	-	(19)	-
Operating expenses	(24)	(86)	(98)

Other net (expense)/income	-	(2)	25
Loss before tax	(71)	(1,754)	(2,409)

Adjusted (loss)/profit before tax1	(157)	(120)	309
Adjusted attributable (loss)/profit1,2	(313)	(305)	237

Balance Sheet Information and Key Facts
Total assets3	£47.2bn	£41.3bn	£35.3bn
Risk weighted assets3	£3.7bn	£5.3bn	£2.7bn

Number of employees (full time equivalent)	100	200	100

1
Adjusted (loss)/profit before tax, adjusted attributable (loss)/profit and adjusted performance measures and profit before tax exclude the impact of £86m own credit gain (H212: loss of £1,634m, H112: £2,945m) and £nil gain on disposal of strategic investment in BlackRock, Inc (H212: nil, H112: £227m).

2	Attributable profit includes profit after tax and non-controlling interests.
3	2013 total assets and risk weighted assets reflect reallocation to businesses of liquidity pool assets previously held centrally.

Results by Business

Head Office and Other Operations

Income Statement – H113 compared to H112

—
Adjusted income declined to a net expense of £134m (2012: income of £387m), predominately driven by lower margins achieved on funding higher growth in customer deposits across the Group and the non-recurrence of gains related to hedges of employee share awards in Q112 of £235m

—
Operating expenses decreased £74m to £24m, mainly due to the non-recurrence of the £97m penalty arising from the industry wide investigation into the setting of inter-bank offered rates recognised in H112, partially offset by Transform programme costs and the Salz review

—	Adjusted loss before tax increased to £157m (2012: profit of £309m). Statutory loss before tax improved to £71m (2012: £2,409m) including an own credit gain of £86m (2012: charge of £2,945m)

Income Statement – Q213 compared to Q113

—
Adjusted loss before tax of £104m (Q113: £53m) principally reflecting a decline in total expense net of insurance claims to £100m (Q113: £34m) driven by the impact of growth in customer deposits, partially offset by a gain on debt buy back

—	Statutory profit before tax of £233m (Q113: loss of £304m) included an own credit gain of £337m (Q113: charge of £251m)

Balance Sheet – 30 June 2013 compared to 31 December 2012

—
Total assets increased 14% to £47.2bn reflecting growth in the liquidity pool bond portfolio, partially offset by a reallocation of liquidity pool assets across the businesses.  This was following a decision in 2013 to reallocate liquidity costs to the businesses

—	RWAs decreased 31% to £3.7bn primarily driven by reallocation of liquidity pool assets to the businesses

Business Results by Quarter	Q213	Q113	Q412	Q312	Q212	Q112	Q411	Q311
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,135	1,067	1,077	1,123	1,118	1,066	1,129	1,244
Credit impairment charges and other provisions	(89)	(89)	(71)	(76)	(46)	(76)	(156)	(105)
Net operating income	1,046	978	1,006	1,047	1,072	990	973	1,139
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(689)	(704)	(718)	(689)	(713)	(757)	(790)	(711)
Costs to achieve Transform	(27)	-	-	-	-	-	-	-
UK bank levy	-	-	(17)	-	-	-	(22)	-
Operating expenses	(716)	(704)	(735)	(689)	(713)	(757)	(812)	(711)
Other net income/(expenses)	3	25	4	-	1	(1)	1	1
Adjusted profit before tax	333	299	275	358	360	232	162	429

Adjusting items
Provision for PPI redress	(660)	-	(330)	(550)	-	(300)	-	-
Statutory (loss)/profit before tax	(327)	299	(55)	(192)	360	(68)	162	429

Europe Retail and Business Banking
Adjusted basis
Total income net of insurance claims	176	176	161	168	191	188	198	309
Credit impairment charges and other provisions	(72)	(70)	(74)	(58)	(71)	(54)	(65)	(46)
Net operating income	104	106	87	110	120	134	133	263
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(207)	(215)	(185)	(193)	(200)	(209)	(290)	(244)
Costs to achieve Transform	-	(356)	-	-	-	-	-	-
UK bank levy	-	-	(20)	-	-	-	(21)	-
Operating expenses	(207)	(571)	(205)	(193)	(200)	(209)	(311)	(244)
Other net (expense)/income	(144)	3	4	2	4	3	2	2
Adjusted (loss)/profit before tax	(247)	(462)	(114)	(81)	(76)	(72)	(176)	21

Adjusting items
Goodwill impairment	-	-	-	-	-	-	(427)	-
Statutory (loss)/profit before tax	(247)	(462)	(114)	(81)	(76)	(72)	(603)	21

Africa Retail and Business Banking
Adjusted basis
Total income net of insurance claims	684	668	721	714	729	764	806	883
Credit impairment charges and other provisions	(94)	(114)	(142)	(176)	(208)	(106)	(86)	(108)
Net operating income	590	554	579	538	521	658	720	775
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(452)	(474)	(455)	(506)	(471)	(528)	(468)	(584)
Costs to achieve Transform	(9)	-	-	-	-	-	-	-
UK bank levy	-	-	(24)	-	-	-	(23)	-
Operating expenses	(461)	(474)	(479)	(506)	(471)	(528)	(491)	(584)
Other net income	2	1	5	2	1	2	2	-
Adjusted profit before tax	131	81	105	34	51	132	231	191

Adjusting items
Gains on acquisitions and disposals	-	-	-	-	-	-	-	2
Statutory profit before tax	131	81	105	34	51	132	231	193

Business Results by Quarter	Q213	Q113	Q412	Q312	Q212	Q112	Q411	Q311
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,190	1,153	1,140	1,092	1,079	1,033	1,037	1,177
Credit impairment charges and other provisions	(313)	(303)	(286)	(271)	(242)	(250)	(287)	(356)
Net operating income	877	850	854	821	837	783	750	821
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(467)	(496)	(508)	(432)	(441)	(445)	(478)	(462)
Costs to achieve Transform	(5)	-	-	-	-	-	-	-
UK bank levy	-	-	(16)	-	-	-	(16)	-
Operating expenses	(472)	(496)	(524)	(432)	(441)	(445)	(494)	(462)
Other net income	7	9	5	7	8	9	5	8
Adjusted profit before tax	412	363	335	396	404	347	261	367

Adjusting items
Provision for PPI redress	(690)	-	(270)	(150)	-	-	-	-
Statutory (loss)/profit before tax	(278)	363	65	246	404	347	261	367

Investment Bank
Adjusted and statutory basis
Macro Products	900	1,113	800	748	1,040	1,436	563	1,131
Credit Products	508	959	505	701	665	776	490	439
Exit Quadrant Assets	(30)	118	189	226	56	107	(120)	(271)
Fixed Income, Currency and Commodities	1,378	2,190	1,494	1,675	1,761	2,319	933	1,299
Equities and Prime Services	825	706	454	523	615	591	300	346
Investment Banking	528	558	620	493	509	515	518	402
Principal Investments and Other Income	279	9	26	30	139	11	36	89
Total income	3,010	3,463	2,594	2,721	3,024	3,436	1,787	2,136
Credit impairment (charges)/releases and other provisions	(195)	14	1	(3)	(121)	(81)	(89)	(114)
Net operating income	2,815	3,477	2,595	2,718	2,903	3,355	1,698	2,022
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)	(1,818)
Costs to achieve Transform	(53)	(116)	-	-	-	-	-	-
UK bank levy	-	-	(206)	-	-	-	(199)	-
Operating expenses	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)	(1,726)	(1,818)
Other net income/(expenses)	9	8	15	7	6	22	(4)	6
Adjusted and statutory profit/(loss) before tax	1,074	1,315	760	988	1,060	1,182	(32)	210

Business Results by Quarter

Corporate Banking	Q213	Q113	Q412	Q312	Q212	Q112	Q411	Q311
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	780	772	746	717	734	849	753	902
Credit impairment charges and other provisions	(128)	(130)	(240)	(214)	(223)	(208)	(252)	(284)
Net operating income	652	642	506	503	511	641	501	618
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(430)	(422)	(412)	(421)	(402)	(437)	(469)	(480)
Costs to achieve Transform	(4)	(37)	-	-	-	-	-	-
UK bank levy	-	-	(39)	-	-	-	(43)	-
Operating expenses	(434)	(459)	(451)	(421)	(402)	(437)	(512)	(480)
Other net income/(expenses)	1	-	6	6	(1)	(1)	1	2
Adjusted profit/(loss) before tax	219	183	61	88	108	203	(10)	140

Adjusting items
Goodwill impairment	-	-	-	-	-	-	(123)	-
Provision for interest rate hedging products redress	(650)	-	(400)	-	(450)	-	-	-
Losses on disposal	-	-	-	-	-	-	(9)	-
Statutory (loss)/profit before tax	(431)	183	(339)	88	(342)	203	(142)	140

Wealth and Investment Management
Adjusted and statutory basis
Total income net of insurance claims	462	469	483	443	442	452	453	462
Credit impairment charges and other provisions	(35)	(14)	(13)	(6)	(12)	(7)	(10)	(12)
Net operating income	427	455	470	437	430	445	443	450
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(410)	(400)	(361)	(369)	(380)	(395)	(398)	(380)
Costs to achieve Transform	(33)	-	-	-	-	-	-	-
UK bank levy	-	-	(4)	-	-	-	(1)	-
Operating expenses	(443)	(400)	(365)	(369)	(380)	(395)	(399)	(380)
Other net income/(expense)	3	5	-	2	(1)	-	(1)	-
Adjusted and statutory (loss)/profit before tax	(13)	60	105	70	49	50	43	70

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(100)	(34)	(55)	24	68	319	49	(112)
Credit impairment releases/(charges) and other provisions	1	-	-	(1)	(3)	(2)	(6)	2
Net operating (expense)/income	(99)	(34)	(55)	23	65	317	43	(110)
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(7)	(17)	(61)	(6)	(99)	1	(22)	(7)
Costs to achieve Transform	5	(5)	-	-	-	-	-	-
UK bank levy	-	-	(19)	-	-	-	-	-
Operating expenses	(2)	(22)	(80)	(6)	(99)	1	(22)	(7)
Other net (expense)/income	(3)	3	3	(5)	23	2	-	1
Adjusted (loss)/profit before tax	(104)	(53)	(132)	12	(11)	320	21	(116)

Adjusting items
Own credit	337	(251)	(560)	(1,074)	(325)	(2,620)	(263)	2,882
Impairment and gain on disposal of BlackRock investment	-	-	-	-	227	-	-	(1,800)
Gains on debt buy-backs	-	-	-	-	-	-	1,130	-
(Losses)/gains on acquisitions and disposals	-	-	-	-	-	-	(23)	1
Statutory profit/(loss) before tax	233	(304)	(692)	(1,062)	(109)	(2,300)	865	967

Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated using attributable profit for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10.5% of average RWAs for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting Core Tier 1 capital ratio of 11.1% as at 30 June 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

	Adjusted			Statutory
	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended
	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on Average Equity	%	%	%	%	%	%

UK RBB	12.2	12.3	12.2	(1.0)	(6.0)	5.7
Europe RBB	(49.1)	(15.0)	(10.9)	(49.1)	(15.0)	(10.9)
Africa RBB	3.0	(3.0)	2.5	3.0	(3.0)	2.5
Barclaycard	19.3	19.4	20.1	0.5	6.5	20.1
Investment Bank	15.4	11.9	13.4	15.4	11.9	13.4
Corporate Banking	7.1	2.0	3.8	(4.6)	(6.3)	(4.6)
Wealth and Investment Management	2.5	14.9	7.3	2.5	14.9	7.3
Group excluding Head Office and Other Operations	9.9	9.3	10.4	3.7	3.8	8.0
Head Office and Other Operations impact	(2.1)	(1.9)	0.2	(1.1)	(6.8)	(7.4)
Total	7.8	7.4	10.6	2.6	(3.0)	0.6

	Adjusted			Statutory
	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended
	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Return on Average Tangible Equity	%	%	%	%	%	%

UK RBB	21.5	22.7	23.1	(1.7)	(11.1)	10.7
Europe RBB	(53.8)	(16.5)	(11.9)	(53.8)	(16.5)	(11.9)
Africa RBB1	9.4	1.6	7.9	9.4	1.6	7.9
Barclaycard	26.0	26.6	27.2	0.6	8.9	27.2
Investment Bank	15.9	12.3	13.9	15.9	12.3	13.9
Corporate Banking	7.4	2.1	4.0	(4.8)	(6.6)	(4.9)
Wealth and Investment Management	3.3	20.4	10.2	3.3	20.4	10.2
Group excluding Head Office and Other Operations	11.8	11.1	12.3	4.6	4.7	9.6
Head Office and Other Operations impact	(2.7)	(2.4)	0.2	(1.6)	(8.2)	(8.9)
Total	9.1	8.7	12.5	3.0	(3.5)	0.7

1	The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group’s non-controlling interests.

Performance Management

	Adjusted			Statutory
	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended
	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
Attributable profit	£m	£m	£m	£m	£m	£m

UK RBB	480	450	424	(39)	(219)	197
Europe RBB	(522)	(156)	(120)	(522)	(156)	(120)
Africa RBB	35	(38)	35	35	(38)	35
Barclaycard	524	482	492	13	161	492
Investment Bank	1,541	1,236	1,446	1,541	1,236	1,446
Corporate Banking	277	75	154	(180)	(233)	(186)
Wealth and Investment Management	29	153	70	29	153	70
Head Office and Other Operations1	(309)	(305)	237	(206)	(1,676)	(1,786)
Total	2,055	1,897	2,738	671	(772)	148

	Average Equity			Average Tangible Equity
	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended	Half year ended
	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
	£m	£m	£m	£m	£m	£m

UK RBB	7,848	7,297	6,945	4,470	3,964	3,666
Europe RBB	2,128	2,081	2,204	1,942	1,891	2,022
Africa RBB	2,318	2,516	2,799	1,012	1,140	1,327
Barclaycard	5,421	4,962	4,886	4,039	3,628	3,617
Investment Bank	20,072	20,823	21,523	19,377	20,133	20,804
Corporate Banking	7,840	7,448	8,030	7,474	7,087	7,650
Wealth and Investment Management	2,294	2,052	1,911	1,732	1,497	1,376
Head Office and Other Operations1	4,056	4,194	4,433	4,039	4,191	4,433
Total2	51,977	51,373	52,731	44,085	43,531	44,895

1	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.

2	Group average shareholders’ equity and average shareholders’ tangible equity excludes the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

Performance Management

Costs to achieve Transform

•
On 12 February 2013 the Group announced the commencement of a strategic cost management programme targeted at reducing net operating expenditure by £1.7bn by 2015.  The programme is being executed and managed through the delivery of rightsizing, industrialisation and innovation initiatives.  Rightsizing focuses on restructuring the current cost base to match profitable sources of growth; whilst industrialisation and innovation initiatives seek to invest in technology and new ways of working to reduce future operating costs and enhance customer and client propositions

•
In the first half of the year the Transform investment has focused primarily on rightsizing. We expect the programme to shift towards industrialisation and innovation in the second half of 2013 and in 2014. Part of the total expected £2.7bn of costs to achieve Transform is being accelerated in 2013, having recognised £640m in H113

•
The material costs within major restructuring initiatives consist of redundancy, reflecting our immediate priorities to rightsize our Europe RBB operations and the Investment Bank’s operations in Asia and Europe

Half year ended 30.06.13
Costs to achieve Transform by business	Major restructuring initiatives	Other Transform costs	Total costs to achieve Transform
	£m	£m	£m

UK RBB	-	(27)	(27)
Europe RBB	(356)	-	(356)
Africa RBB	-	(9)	(9)
Barclaycard	-	(5)	(5)
Investment Bank	(168)	(1)	(169)
Corporate Banking	(37)	(4)	(41)
Wealth and Investment Management	(32)	(1)	(33)
Total costs to achieve Transform	(593)	(47)	(640)

Adjusted performance measures by business excluding costs to achieve Transform	Profit before tax	Return on average equity	Cost: income ratio
	£m	%	%

UK RBB	659	12.7	63
Europe RBB	(353)	(25.6)	120
Africa RBB	221	3.6	68
Barclaycard	780	19.5	41
Investment Bank	2,558	16.5	58
Corporate Banking	443	7.8	55
Wealth and Investment Management	80	4.5	87
Head Office and Other Operations	(157)	(2.2)	(18)
Group excluding costs to achieve Transform	4,231	9.5	61

Performance Management

Exit Quadrant Business Units

•
On 12 February 2013, the Group announced as part of its Strategic Review that, following a rigorous bottom-up analysis of each of its businesses based on the attractiveness of the market they operate in and their ability to generate sustainable returns on equity above cost of equity, it would be exiting certain businesses

•	The table below presents selected financial data for these Exit Quadrant businesses

	CRD IV RWAs1		Balance Sheet		Half Year Ended 30.06.13
	As at 30.06.13	As at 31.12.12	As at 30.06.13	As at 31.12.12	Income/ (Expense)	Impairment (charge)/ release	Net operating (expense)/ income
Corporate Banking2	£bn	£bn	£bn	£bn	£m	£m	£m

European legacy assets	4.1	5.0	3.4	3.9	39	(178)	(139)
Europe RBB
Legacy assets	9.5	9.7	23.0	22.9	56	(110)	(54)
Investment Bank
US Residential Mortgages	0.7	5.3	1.1	2.2	375	-	375
Commercial Mortgages and Real Estate	3.0	3.1	3.9	4.0	41	-	41
Leveraged and Other Loans	8.4	10.1	9.6	11.5	(65)	2	(63)
CLOs and Other Insured Assets	6.5	5.9	14.1	16.3	(286)	-	(286)
Structured Credit and other	5.3	9.4	8.1	8.6	(40)	-	(40)
Monoline Derivatives	1.8	3.1	0.3	0.6	63	-	63
Corporate Derivatives	3.6	8.3	2.5	3.6	-	-	-
Portfolio Assets	29.3	45.2	39.6	46.8	88	2	90
Pre-CRD IV Rates Portfolio	25.5	33.9
Total Investment Bank	54.8	79.1
Total	68.4	93.8

—
The estimated CRD IV RWAs of the Exit Quadrant businesses decreased £25.4bn to £68.4bn, principally reflecting reductions in Investment Bank asset exposures, particularly in the US Residential and Structured Credit portfolios, combined with optimisation initiatives within the Monoline and Corporate Derivatives and pre-CRD IV Rates portfolio. RWAs in Corporate Banking’s Exit Quadrant portfolios decreased due to asset run down slightly offset by foreign currency movements. RWAs in Exit Quadrant portfolios in Europe RBB remained broadly flat

—
The Portfolio Assets balance sheet includes previously reported Credit Market Exposures of £6.9bn (2012: £8.8bn), and identified loans, securities, investments and derivative exposure of £32.7bn (2012: £38.0bn) that all generate a return on equity below the cost of equity on a CRD IV basis

—
The Portfolio Assets balance sheet decreased £7.2bn to £39.6bn driven by net sales and paydowns and other movements of £8.9bn offset by foreign currency movements of £1.6bn and net fair value gains of £0.1bn

—
Portfolio Assets income of £88m was primarily driven by realised gains on the disposal of US Residential Mortgage exposures. Income was lower than the £415m recorded in H212 largely due to fair value gains on trading assets

—
Pre-CRD IV Rates Portfolio balance sheet of £280.8bn (2012: £353.8bn) represents the carrying value of derivative assets as reported on the balance sheet. The derivative asset exposure would be £249.5bn (2012: £317.3bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Therefore, the net exposure post counterparty netting and cash collateral would be £31.3bn (2012: £36.5bn)

1
Estimated RWAs provide an indication of the potential CRD IV impact using the calculation basis set out on page 51.  June reflects a refinement in allocation methodology for derivatives to better reflect CVA exemptions and the marginal RWA impact of each business.

2	Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £0.5bn to £3.4bn largely driven by reductions in Spain and Portugal.

Performance Management

Margins and Balances
	Half year	Half year	Half year
	ended	ended	ended
Analysis of Net Interest Income	30.06.13	31.12.12	30.06.12
	£m	£m	£m
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management customer income:
- Customer assets	3,506	3,334	3,320
- Customer liabilities	1,599	1,614	1,571
Total	5,105	4,948	4,891
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management non-customer income:
- Product structural hedge1	433	475	487
- Equity structural hedge2	149	163	154
- Other	(59)	(45)	(24)
Total RBB, Barclaycard, Corporate Banking and Wealth and Investment Management net interest income	5,628	5,541	5,508
Investment Bank	86	166	364
Head Office and Other Operations	(137)	(182)	257
Group net interest income	5,577	5,525	6,129

RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Net Interest Income (NII)

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from Group hedging activities.

Customer Interest Income

—
Customer NII increased to £5,105m (2012: £4,891m) driven by an increase in both the customer asset margin and  growth in average customer assets. Customer liabilities grew due to increases in retail savings products and corporate deposits, however, the customer liability margin declined

—
The customer asset margin increased to 2.16% (2012: 2.10%) primarily due to an increase in margin on newly written mortgages in UK RBB and UK lending in Corporate Banking offset by a modest reduction in margin in Barclaycard

—	The customer liability margin decreased to 1.02% (2012: 1.14%) predominantly reflecting increased customer rates on deposit accounts in Corporate Banking and UK RBB

Non-customer interest income

—
Non-customer NII decreased to £523m (2012: £617m), reflecting a reduction in the non-customer generated margin. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group’s equity

—
Product structural hedges generated a lower contribution of £433m (2012: £487m), as hedges were maintained in this period of continued low interest rates. Based on current interest rate curves and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in H2 2013 and 2014

—
The contribution from equity structural hedges in RBB, Barclaycard, Corporate Banking and Wealth and Investment Management decreased to £149m (2012: £154m) due to the continued low interest rate environment

Other Group Interest Income

—	Head Office NII decreased £394m to a net expense of £137m reflecting the cost of funding surplus liquidity due to growth in customer deposits across the Group

1
Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2
Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

Performance Management

—	Investment Bank NII decreased to £86m (2012: £364m) primarily due to a reduction in interest income from Exit Quadrant assets

Net Interest Margin

—
The net interest margin for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management decreased to 1.77% (2012: 1.86%) reflecting the reduction in contribution from customer liabilities and Group hedging activities. Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities to reflect the impact of the margin generated on retail and commercial banking liabilities

—	The net interest margin expressed as a percentage of average customer assets only declined to 3.44% (2012: 3.88%)

—
Net interest margin and customer asset and liability margins reflect movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in the wholesale market. The Group’s internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources

Analysis of Net Interest Margin
UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Half Year Ended 30.06.13%	%	%	%	%	%	%

Customer asset margin	1.18	0.47	3.08	9.42	1.28	0.81	2.16
Customer liability margin	0.88	0.41	2.71	(0.33)	1.04	0.99	1.02

Customer generated margin	1.03	0.45	2.94	8.61	1.14	0.94	1.60
Non-customer generated margin	0.24	0.36	0.17	(0.25)	0.09	0.14	0.17

Net interest margin	1.27	0.81	3.11	8.36	1.23	1.08	1.77

Average customer assets (£m)	132,778	40,129	28,925	35,984	67,168	22,145	327,129
Average customer liabilities (£m)	124,312	14,124	18,722	3,226	95,875	58,436	314,695

Half Year Ended 31.12.12
Customer asset margin	1.06	0.46	3.08	9.42	1.17	0.66	2.08
Customer liability margin	0.97	0.28	2.78	-	1.14	1.13	1.13

Customer generated margin	1.02	0.41	2.97	8.88	1.15	0.99	1.63
Non-customer generated margin	0.31	0.37	0.24	(0.36)	0.07	0.21	0.19

Net interest margin	1.33	0.78	3.21	8.52	1.22	1.20	1.82

Average customer assets (£m)	126,186	38,798	31,695	34,101	67,826	20,180	318,786
Average customer liabilities (£m)	112,953	14,132	19,151	1,908	84,721	52,037	284,902

Half Year Ended 30.06.12
Customer asset margin	1.08	0.46	3.16	9.71	1.19	0.65	2.10
Customer liability margin	0.97	0.46	2.76	-	1.12	1.11	1.14

Customer generated margin	1.03	0.46	3.01	9.71	1.15	0.98	1.66
Non-customer generated margin	0.35	0.32	0.22	(0.72)	0.12	0.27	0.20

Net interest margin	1.38	0.78	3.23	8.99	1.27	1.25	1.86

Average customer assets (£m)	122,343	41,207	32,386	32,832	69,768	19,137	317,673
Average customer liabilities (£m)	110,540	15,523	19,783	n/m	83,357	48,264	277,467

Performance Management
Analysis of Net Interest Margin-Quarterly
UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Quarter Ended 30.06.13%	%	%	%	%	%	%

Customer asset margin	1.25	0.47	3.19	9.34	1.34	0.75	2.19
Customer liability margin	0.80	0.40	2.71	(0.30)	1.10	0.97	1.00

Customer generated margin	1.03	0.45	3.00	8.46	1.20	0.91	1.60
Non-customer generated margin	0.23	0.36	0.15	(0.22)	0.07	0.15	0.15

Net interest margin	1.26	0.81	3.15	8.24	1.27	1.06	1.75

Average customer assets (£m)	134,986	39,767	27,925	36,069	66,869	22,351	327,967
Average customer liabilities (£m)	129,843	13,943	18,405	3,629	95,178	60,670	321,668

Quarter Ended 31.03.13
Customer asset margin	1.10	0.45	2.92	9.49	1.24	0.85	2.12
Customer liability margin	0.96	0.42	2.73	(0.35)	1.02	1.02	1.06

Customer generated margin	1.03	0.44	2.85	8.77	1.11	0.97	1.62
Non-customer generated margin	0.25	0.37	0.18	(0.28)	0.12	0.14	0.17

Net interest margin	1.28	0.81	3.03	8.49	1.23	1.11	1.79

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840

Risk Management

Overview

Barclays has clear risk management objectives, and a well-established strategy and framework for managing risk. The approach to identifying, assessing, controlling, reporting and managing risks is formalised in the Principal Risks Policy, which is implemented through relevant control frameworks. Conduct Risk and Reputation Risk have been re-categorised as Principal Risks in 2013. Further detail on how these risks are managed may be found in the 2012 Annual Report and Accounts

The topics and associated specific key risks, by Principal Risk, covered in this report are described below:

Principal Risks and Key Specific Risks	Topics Covered	Page
Funding Risk

• Increasing capital requirements or changes to what is defined to constitute capital may constrain planned activities and increase costs and contribute to adverse impacts on earnings

• Maintaining capital strength. A material adverse deterioration in the Group’s financial performance can affect the Group’s capacity to support further capital deployment

• Changes in funding availability and costs may impact the Group’s ability to support normal business activity and meet liquidity regulatory requirements

• Whilst the text for CRD IV has now been issued, significant risks remain both to its implementation and the additional finish applied to each country, e.g. early implementation of leverage ratios

• Capital resources, risk weighted assets, balance sheet leverage and significant regulatory changes

• Liquidity pool and funding structure

• Eurozone balance sheet redenomination risk

• Impact of CRD IV
46 56 93 49
Credit Risk

• Near term economic performance across major geographies is expected to remain subdued, which may lead to material adverse impacts on the Group. The possibility of a slowing of monetary stimulus by one of more governments has increased the uncertainty

• The Group could be adversely impacted by deterioration in a country/region as a result of political unrest

• Possibility of further falls in residential property prices in the UK, South Africa and Western Europe. The UK interest only portfolio is particularly susceptible to weak property prices

• Risk of further draw down of unutilised limits by customers in financial difficulties in our Mortgage Current Accounts

• Impact of increased unemployment, rising inflation and potential interest rate rises in a number of countries in which the Group operates could adversely impact consumer debt affordability and corporate profitability

• The possibility of increased corporate tax receipts could reduce corporate cash flow for debt serviceability leading to weakening corporate credit quality

• Possibility of a Eurozone crisis remains with the risk of one or more countries reverting to a locally denominated currency. This could directly impact the Group should the value of assets and liabilities be affected differently

• Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability

• Large single name losses and deterioration in specific sectors and geographies and deterioration in the Legacy portfolio

• Total assets by valuation basis and underlying asset class

• Loans and advances to customers and banks

• Impairment, potential credit risk loans and coverage ratios

• Retail credit risk

• Wholesale credit risk

• Group exposures to Eurozone countries
63 64 66 69 80 85

Risk Management

Market Risk

• A significant reduction in client volumes or market liquidity could result in lower fees and commission income and a longer time period between executing a client trade, closing out a hedge, or exiting a position arising from that trade

• Uncertain interest and exchange rate environment could adversely impact the Group, for example interest rate volatility can impact Barclays net interest margin

• Adverse movements between pension assets and liabilities for defined benefit pension schemes could contribute to a pension deficit
	• Analysis Investment Bank’s DvaR • Analysis of interest margins • Retirement benefit liabilities	94 41 119
Operational Risk

• The industry continues to be subject to unprecedented levels of regulatory change and scrutiny in many of the countries in which the Group operates with past business reviews and the new legislation/regulatory frameworks driving heightened risk exposure

• The Group is subject to a comprehensive range of legal obligations and is operating in an increasingly litigious environment

• Increasing risk of cyber attacks to IT systems both in quantity and sophistication

• The Transform agenda is driving a period of significant strategic and organisational change, which in the short term, during implementation, may heighten operational risk exposure
	• Significant litigation matters • Significant competition and regulatory matters	122 126
Reputation Risk

• Impact on stakeholder trust and subsequent damage to Barclays’ reputation arising from failure or perceived failure to comply with required/stated standards or to behave in accordance with societal expectations.

• Cumulative adverse impact on Barclays reputation of legacy governance failures

• Adverse impact on Barclays’ reputation and business success due to failure to identify and mitigate emerging reputational issues or events
	• Significant litigation matters • Significant competition and regulatory matters	122 126
Conduct Risk

• Detriment caused to our customers, clients or counterparties or Barclays and its employees arising from risk inherent in:

o Business model and strategy

o Governance and culture

o Product and service design

o Transaction services (suitability and sales process)

o Customer servicing (post sales process)

o Financial crime
	• Significant litigation matters • Significant competition and regulatory matters	122 126

The comparatives on pages 16 to 36 have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements, IAS 19 Employee Benefits (Revised 2011) and the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

Funding Risk

Key Capital Ratios	As at	As at	As at
	30.06.13	31.12.12	30.06.12
Core Tier 1	11.1%	10.8%	10.7%
Tier 1	13.5%	13.2%	13.2%
Total capital	17.4%	17.0%	16.4%

Capital Resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	51,083	50,615	50,935
Own credit cumulative loss/(gain)1	593	804	(492)
Unrealised (gains)/losses on available for sale debt securities1	(293)	(417)	288
Unrealised gains on available for sale equity (recognised as tier 2 capital)1	(137)	(110)	(95)
Cash flow hedging reserve1	(1,019)	(2,099)	(1,676)

Non-controlling interests per balance sheet	9,054	9,371	9,485
- Less: Other Tier 1 capital - preference shares	(6,171)	(6,203)	(6,225)
- Less: Non-controlling Tier 2 capital	(486)	(547)	(564)
Other regulatory adjustments to non-controlling interests	(116)	(171)	(171)

Other regulatory adjustments and deductions:
Defined benefit pension adjustment1	12	49	207
Goodwill and intangible assets1	(7,583)	(7,622)	(7,574)
50% excess of expected losses over impairment1	(812)	(648)	(500)
50% of securitisation positions	(759)	(997)	(1,286)
Other regulatory adjustments	(423)	(303)	(426)
Core Tier 1 capital	42,943	41,722	41,906

Other Tier 1 capital:
Preference shares	6,171	6,203	6,225
Tier 1 notes2	538	509	521
Reserve Capital Instruments	2,902	2,866	2,874

Regulatory adjustments and deductions:
50% of material holdings	(475)	(241)	(285)
50% of the tax on excess of expected losses over impairment	27	176	100
Total Tier 1 capital	52,106	51,235	51,341

Tier 2 capital:
Undated subordinated liabilities	1,558	1,625	1,648
Dated subordinated liabilities	14,500	14,066	12,488
Non-controlling Tier 2 capital	486	547	564
Reserves arising on revaluation of property1	19	39	21
Unrealised gains on available for sale equity1	139	110	95
Collectively assessed impairment allowances	2,024	2,002	1,783

Tier 2 deductions:
50% of material holdings	(475)	(241)	(285)
50% excess of expected losses over impairment (gross of tax)	(839)	(824)	(600)
50% of securitisation positions	(759)	(997)	(1,286)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,084)	(1,139)	(1,209)
Other deductions from total capital	(326)	(550)	(565)
Total regulatory capital	67,349	65,873	63,995

1 The capital impacts of these items are net of tax
2 Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
Funding Risk
Half Year Movement in Core Tier 1 Capital	Half Year	Half Year	Half Year
	Ended	Ended	Ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Opening Core Tier 1 capital	41,722	41,906	42,093

Profit/(Loss) for the period	1,083	(377)	558
Removal of own credit1	(211)	1,296	2,188
Dividends paid	(893)	(575)	(852)
Retained capital generated from earnings	(21)	344	1,894

Movement in reserves - impact of ordinary shares and share schemes	799	339	(504)
Movement in currency translation reserves	511	(946)	(602)
Movement in pension reserves	(37)	(55)	(1,180)
Other reserves movements	12	76	(43)
Movement in other qualifying reserves	1,285	(586)	(2,329)

Movement in regulatory adjustments and deductions:
Defined benefit pension adjustment1	(37)	(158)	211
Goodwill and intangible asset balances1	39	(48)	(14)
50% excess of expected losses over impairment1	(164)	(148)	6
50% of securitisation positions	238	289	31
Other regulatory adjustments	(119)	123	14
Closing Core Tier 1 capital	42,943	41,722	41,906

•	The Core Tier 1 ratio increased to 11.1% (2012: 10.8%) reflecting an increase in Core Tier 1 capital of £1.2bn to £42.9bn reflecting:

–	Capital generated from earnings absorbed the impact of dividends paid

–	£0.8bn increase in share capital and share premium due to warrants exercised

–	£0.5bn increase due to foreign currency movements, primarily due to appreciation of Euro and US Dollar against Sterling

•
Total capital resources increased by £1.5bn to £67.3bn.  In addition to the increases in Core Tier 1 capital there was a $1.0bn issuance of Tier 2 Contingent Capital Notes and a £0.6bn increase due to foreign exchange movements, partially offset by £1.2bn of redemptions of dated subordinated liabilities

1	The capital impacts of these items are net of tax.

Funding Risk

Risk Weighted Assets by Risk Type and Business
	Credit Risk			Counterparty		Market Risk			Operational	Total
				Credit Risk					Risk	RWAs
								Charges
								Add-on
					Non			and Non-
					Model		Modelled	VaR
As at 30.06.13	STD	F-IRB	A-IRB	IMM	Method	STD	- VaR	Modelled
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	3,057	-	33,872	-	-	-	-	-	6,680	43,609
Europe RBB	4,944	-	9,656	-	5	-	-	-	2,128	16,733
Africa RBB	6,196	5,538	9,790	-	3	-	-	-	3,965	25,492
Barclaycard	17,761	-	14,446	-	-	-	-	-	6,594	38,801
Investment Bank	8,862	3,687	48,002	24,871	6,378	22,764	18,935	10,536	24,807	168,842
Corporate Banking	25,990	2,555	37,174	684	-	-	-	-	6,717	73,120
Wealth and Investment Management	11,668	228	1,440	-	382	-	-	-	3,261	16,979
Head Office Functions and Other Operations	117	411	2,965	-	-	-	-	-	161	3,654
Total RWAs	78,595	12,419	157,345	25,555	6,768	22,764	18,935	10,536	54,313	387,230

As at 31.12.12

UK RBB	1,163	-	31,401	-	-	-	-	-	6,524	39,088
Europe RBB	5,051	-	8,786	-	3	-	-	-	1,955	15,795
Africa RBB	3,801	5,778	10,602	-	7	-	-	-	4,344	24,532
Barclaycard	17,326	-	13,957	-	-	-	-	-	6,553	37,836
Investment Bank	9,386	3,055	48,000	25,127	4,264	25,396	22,497	15,429	24,730	177,884
Corporate Banking	28,295	3,430	31,897	500	-	-	-	-	6,736	70,858
Wealth and Investment Management	11,647	317	707	-	199	-	-	-	3,184	16,054
Head Office Functions and Other Operations	205	-	4,961	-	-	-	-	-	160	5,326
Total RWAs	76,874	12,580	150,311	25,627	4,473	25,396	22,497	15,429	54,186	387,373

Movement in RWAs
								£bn
As at 1 January 2013								387.4
Business activity risk reductions								(11.0)
Change in risk parameters								(0.5)
Foreign Exchange								7.1
Methodology and model changes								4.2
As at 30 June 2013								387.2

RWAs remained broadly flat at £387.2bn, reflecting:

•	Business activity risk reductions leading to a decrease of £11.0bn, due to a reduction of sovereign exposures in the trading book and Exit Quadrant RWAs

•	Change in risk parameters leading to a decrease of £0.5bn, driven by overall improvements in risk profile and market conditions

•	Foreign exchange movements increase of £7.1bn, primarily driven by the appreciation of Euro and US Dollar against GBP, partly offset by the depreciation of ZAR

•	Methodology and model changes leading to an increase of £4.2bn reflecting loss given default recalibration and change of regulatory treatment for commercial real estate exposures

Funding Risk

Impact of CRD IV

The new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (collectively known as CRD IV) were finalised and published in the Official Journal of the EU in June 2013 and will be implemented from 1 January 2014. The actual impact of CRD IV on capital ratios may be materially different to the estimates disclosed as there are interpretative issues outstanding and related technical standards have not yet been finalised. This would impact, for example, provisions relating to the scope of application of the CVA volatility charge, the treatment of minority interest and restrictions on short hedges relating to non-significant financial holdings. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation

—
CRD IV includes the requirement for a minimum Common Equity Tier 1 (CET1) ratio of 4.5%, a minimum Tier 1 ratio of 6% and a minimum total capital ratio of 8%. There is an additional requirement for a Capital Conservation Buffer (CCB) of 2.5% and Counter-Cyclical Capital Buffer (CCCB) of up to 2.5% to be applied when macroeconomic conditions indicate areas of the economy are over-heating. Barclays working assumption is that the CCCB would be zero if implemented today

—
CRD IV also introduces an additional buffer of up to 2% for Other Systemically Important Institutions (O-SII) that are designated as systemically important at the national level. Globally Systemically Important Institutions (G-SII) are expected to hold a buffer of up to 2.5%, possibly higher. Where a firm is designated both an O-SII and a G-SII the higher buffer will apply. Based on the designation by the Financial Stability Board in November 2012, Barclays expects a G-SII buffer of 2%, resulting in a regulatory target CET1 ratio of 9% including the capital conservation buffer. The G-SII capital buffer will phase in between 2016 and 2019

—
CRD IV also includes the potential for a systemic risk buffer. This buffer could be applied at the Group level or at a subset of the institution, such as a particular portfolio in a given country. If required this buffer would be phased in, providing lead time for the institution to meet the requirements. At the moment, no systemic buffer has been communicated to Barclays

—
Given the phasing of both capital requirements, transitional provisions and target levels in advance of needing to comply with the end state requirements, Barclays will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV

—
To provide an indication of the potential impact Barclays has estimated RWAs and CET1 ratio on both a transitional and fully loaded basis, reflecting current interpretation of the rules and assuming 2013 is year 1 of the transitional period. As at 30 June 2013, Barclays estimated RWAs on a CRD IV basis are approximately £472bn with a resultant transitional CET1 ratio of approximately 10.0% and a fully loaded CET1 ratio of approximately 8.1%. Further analysis of the impacts are set out on page 50

—
The CRD IV rules include a proposed leverage metric to be implemented by national supervisors initially under a parallel run until 2017 with disclosure from 2015. Based on Barclays interpretation of the final CRD IV text, the Group’s leverage ratio as at 30 June 2013 would be above 3%, allowing for transitional relief to Tier 1 capital. On a fully loaded basis, leverage would be 2.5%. Based on the Basel 3 2010 text the fully loaded leverage ratio would be 2.3%

—
The PRA has communicated its expectation that Barclays meets an adjusted 7% fully loaded CET1 ratio by December 2013 and a 3% leverage ratio by June 2014.  The PRA leverage ratio is calculated on a PRA-adjusted CET1 capital base and using a CRD IV leverage exposure measure

—	Barclays expects to meet the leverage requirements communicated by the PRA and to continue to be in excess of minimum capital ratios on both a transitional and fully loaded basis

Funding Risk

Estimated impact of CRD IV - Capital	CET1	CET1
	Transitional	Fully-loaded
	30.06.13	30.06.13
	£bn	£bn
Core Tier 1 capital (FSA 2009 definition)	42.9	42.9
Risk Weighted Assets (RWA) (current Basel 2.5 rules)	387.2	387.2

Core Tier 1 ratio (Basel 2.5)	11.1%	11.1%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitisation deductions to RWAs	0.8	0.8
Prudential Valuation Adjustment (PVA)	(2.1)	(2.1)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.1	-
Expected losses over impairment	0.4	(1.0)
Deferred tax assets deduction	(0.4)	(1.9)
Excess minority interest	(0.2)	(0.6)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Gains on available for sale equity and debt	-	0.5
Non-significant holdings in Financial Institutions	(0.5)	(2.5)
Mitigation of non-significant holdings in Financial Institutions	0.5	2.5
CET1 capital	47.2	38.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	32.2	32.2
Securitisation	19.0	19.0
Central Counterparty Clearing	21.7	21.7
Other	11.4	11.4
Gross Impact	84.3	84.3

RWAs (CRD IV)	471.5	471.5

CET1 ratio	10.0%	8.1%

For further detail, see page 131, CRD IV transitional own funds disclosure

Funding Risk

Basis of calculation of the impact of CRD IV

CRD IV, models and waivers

We have estimated our CRD IV CET1 ratio, capital resources and RWAs based on the final CRD IV text assuming the rules applied as at 30 June 2013 on both a transitional and fully loaded basis. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority (EBA) and on the final UK implementation of the rules.

The impacts assume that all material items in the Internal Model Method application to the PRA are approved and existing waivers, where such discretion is available under CRD IV, will continue.

—
Transitional CET1 capital is based on application of the CRD IV transitional provisions and the PRA (formerly the FSA) guidance on their application. In line with this guidance, adjustments for own shares and interim losses are assumed to transition in at 100%. Other deductions (including goodwill and intangibles, expected losses over impairment and DVA) transition in at 20% in year 1 (except for AFS debt and equity gains which are 0% in the first year), 40% in year 2, 60% in year 3, 80% in year 4 with the full impact in subsequent years.  For the purpose of 30 June 2013 disclosures, the PRA have requested that banks assume 2013 is year 1 of transition.  However, our disclosures of CRD IV impacts in previous announcements have reflected 2014 as the first year of application in line with the actual CRD IV implementation date

—
The PVA deduction is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and therefore the impact is currently based on methodology agreed with the PRA.  The PVA deduction as at 30 June 2013 is £2.1bn gross of tax (December 2012: £1.5bn gross of tax, £1.2bn net of tax), with the increase principally reflecting methodology changes during 2013

—
As at 30 June 2013, net long non-significant holdings in financial entities were £9.3bn. This exceeds 10% of CET1 capital resources, which would result in a deduction from CET1 of £2.5bn in the absence of identified management actions to eliminate this deduction.  The EBA consultation on Technical Standards for Own funds – Part III identifies potential changes to the calculation that are not reflected in the estimate, including the treatment of tranche positions as indirect holdings, the use of notional values for synthetic exposures and the widening of the scope of eligible entities to include Barclays defined pension benefit funds. Depending on the final implementation and further clarification on the application of the proposals, these changes would potentially have a material impact on the calculation of the non-significant holdings deduction

—
The impact of changes in the calculation of allowable minority interest may be different pending the finalisation of the EBA’s technical standards on own funds, particularly regarding the treatment of non-financial holding companies and the equivalence of overseas regulatory regimes. The estimated CRD IV numbers calculate the full impact and transitional capital base on the assumption that the Group’s holding companies will be deemed eligible and their surplus capital due to minority interests consolidated in accordance with CRD IV rules. Our estimated CRD IV fully loaded CET1 capital base includes £1.7bn of minority interests relating to Absa

RWAs

—	It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges

—
It is assumed all Central Clearing Counterparties (CCPs) will be deemed to be ‘Qualifying’. The final determination of Qualifying status will be made by the European Securities and Markets Authority (ESMA)

—	The estimated RWA increase from CRD IV includes 1250% risk weighting of securitisation positions while estimated capital includes an add back of 50/50 securitisations deducted under the current rules

—	Estimated RWAs for definition of default assume that national discretion over 180 days definition of default remains for UK retail mortgages

—
‘Other’ CRD IV impacts to RWAs include adjustments for withdrawal of national discretion of definition of default relating to non UK mortgage retail portfolios, Deferred Tax Assets, Significant Holdings in financial institutions, other counterparty credit risk and other items

—	RWAs are sensitive to market conditions. The estimated impact on RWAs for all periods reflects market conditions as at 30 June 2013

Funding Risk

Implementation of CRD IV – Leverage impacts

Barclays already measures and reports adjusted gross leverage as an internal measure of balance sheet leverage based on adjusted tangible assets divided by qualifying regulatory Tier 1 capital. As at 30 June 2013, the Group’s adjusted gross leverage was 20x (see page 54).

CRD IV introduces a non-risk based leverage ratio that is intended to supplement the risk based capital requirements, calculated as CRD IV Tier 1 capital divided by CRD IV leverage exposure. Under CRD IV, until a legislative proposal is finalised, following the Commission’s report in 2016, supervisors will monitor leverage ratio levels. From 2015 banks are required to publish their leverage ratios in their Pillar 3 disclosures. A binding limit is due to be established under CRD IV by 2017, prior to which the basis of calculation is expected to be refined and the required limits will be calibrated.

Leverage ratio calculation

The CRD IV leverage ratios are higher than the adjusted gross leverage ratio, primarily due to the CRD IV ratio excluding netting of settlement balances and of cash collateral against derivatives and including off balance sheet potential future exposures and undrawn commitments, which the adjusted gross leverage ratio (consistent with many other banks’ treatment) does not. The key adjustments to total assets under the CRD IV leverage ratio are as follows:

—
Derivatives netting adjustment: regulatory netting applied across asset and liability mark-to-market derivative positions, pursuant to legally enforceable bilateral netting agreements and otherwise meeting the requirements set out in CRD IV

—
Potential future exposure (PFE) add-on: regulatory add-on for potential future credit exposure on derivative contracts, calculated by assigning a standardised percentage (based on underlying risk category and residual trade maturity) to the gross notional value of each contract. PFE measure recognises some netting benefits, but these are floored at 40% of gross PFE by netting set, regardless of whether a positive or negative mark-to market exists at the individual trade level. Following clarification in the final CRD IV text, exchange traded and cleared OTC derivative exposures are now included in the calculation on a gross basis

—
Securities Financing Transactions (SFT) adjustments:  under CRD IV the IFRS exposure measure for SFTs (eg repo/reverse repo) is replaced with the Financial Collateral Comprehensive Method (FCCM) measure. FCCM is calculated as exposure less collateral, taking into account legally enforceable master netting agreements, with standardised adjustments to both sides of the trade for volatility and currency mismatches. Under Basel 3, SFTs are measured by applying the regulatory netting rules per the Basel 2 framework

—
Undrawn Commitments: regulatory add on relating to off balance sheet undrawn commitments based on a credit conversion factor of 10% for unconditionally cancellable commitments and 100% for other commitments. The rules specify additional relief to be applied to trade finance related undrawn commitments which are medium/low risk (20%) and medium risk (50%). For Barclays, this relief is not estimated to be material

—
Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset losses, own paper, cash flow hedge reserve, pension assets and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator

—
Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS netting for other assets

To provide an indication of the potential impact on Barclays, we have estimated our CRD IV leverage ratio as at 30 June 2013.

At the PRA’s request, in addition to the CRD IV leverage ratio, Barclays has estimated the fully loaded leverage ratio using the Basel 3 (December 2010) measure of leverage exposure, with additional guidance provided in the July 2012 instructions for the Quantitative Impact Study.  The key difference to the CRD IV basis of preparation is the measurement of SFTs.  Under Basel 3, SFT leverage exposure is calculated as the IFRS measure of exposure after applying regulatory netting rules based on the Basel 2 Framework.  In accordance with the PRA’s request, the capital measure remains as CRD IV Tier 1 capital.

Funding Risk

Estimated impact of CRD IV - Leverage		Basel 3 2010 text basis	Final CRD IV text basis
		As at 30.06.13	As at 30.06.13
Leverage exposure		£bn	£bn
Derivative financial instruments		403	403
Reverse repurchase agreements and other similar secured lending		223	223
Loans and Advances and other assets		907	907
Total assets		1,533	1,533

CRD IV exposure measure adjustments

Derivatives
Netting adjustments for derivatives		(324)	(324)
Potential Future Exposure on derivatives		308	308

SFTs
Remove net IFRS SFTs		(223)	(223)
Add leverage exposure measure for SFTs		199	93

Other adjustments
Undrawn commitments		190	190
Regulatory deductions and other adjustments		(18)	(18)

Fully loaded CRD IV Leverage exposure measure		1,665	1,559

Transitional adjustments to assets deducted from Tier 1 Capital		2	2

Transitional CRD IV Leverage exposure measure		1,667	1,561

Leverage Ratio as at 30.06.13	Tier 1 Capital	Leverage ratio Basel 3 2010 text basis As at 30.06.13	Leverage ratio Final CRD IV text basis As at 30.06.13
	£bn	%	%
Transitional measure1	48.2	2.9	3.1
Adjusted fully loaded measure2	47.9	2.9	3.1
Fully loaded measure3	38.3	2.3	2.5

—	The CRD IV fully loaded leverage ratio as at 30 June 2013 was estimated at 2.5%, compared to a previously reported leverage ratio as at 31 December 2012 estimated at 2.8%

—
CRD IV leverage exposure increased £85bn as a result of changes in the basis of preparation following the publication of the final CRD IV text on 26 June 2013, reflecting the inclusion of exchange traded and cleared OTC derivatives within the potential future exposure calculation on a gross notional basis, offset by refinements to previous estimates including improvements in both data sourcing and the application of netting

—
Except for the differences in changes in the basis of preparation, CRD IV leverage exposure increased in the first half of 2013 by £61bn primarily due to increased loans and advances, reflecting higher settlement balances, the acquisition of ING Direct UK and increased retail lending

1
Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation at the request of the PRA. Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.

2	Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the fully loaded impact on Tier 1 capital.
3	Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the fully loaded impact on Tier 1 capital.

Funding Risk

Balance sheet leverage

	As at 30.06.13	As at 31.12.12	As at 30.06.12
	£m	£m	£m
Total assets1	1,532,733	1,488,335	1,629,056
Counterparty netting	(324,303)	(387,672)	(425,616)
Collateral on derivatives	(41,044)	(46,855)	(51,421)
Settlement balances and cash collateral	(109,196)	(71,718)	(97,181)
Goodwill and intangible assets	(7,849)	(7,915)	(7,861)
Customer assets held under investment contracts2	(1,838)	(1,542)	(1,710)
Adjusted total tangible assets	1,048,503	972,633	1,045,267
Total qualifying Tier 1 capital	52,106	51,235	51,341
Adjusted gross leverage	20	19	20
Adjusted gross leverage (excluding liquidity pool)	17	16	17
Ratio of total assets to shareholders' equity	25	25	27
Ratio of total assets to shareholders' equity (excluding liquidity pool)	23	22	24

—	Adjusted gross leverage increased to 20x (2012: 19x) reflecting a 2% increase in qualifying Tier 1 capital to £52bn and an 8% increase in adjusted total tangible assets to £1,049bn

—	At month ends during 2013, the ratio moved in a range from 20x to 21x (2012: 19x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending, driven by increased client demand

—
Adjusted total tangible assets include cash and balances at central banks of £73bn (2012: £86bn). Excluding these balances, the balance sheet leverage would be 19x (2012: 17x). Excluding the liquidity pool, leverage would be 17x (2012: 16x)

—
The ratio of total assets to total shareholders’ equity was 25x (2012: 25x) and moved within a month end range of 25x to 27x (Full Year 2012: 25x to 28x) due to fluctuations in collateralised reverse repurchase lending and derivative assets

1	Includes Liquidity Pool £138bn (2012: £150bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Funding Risk

Funding & Liquidity

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group’s funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude Absa. For details of liquidity risk management at Absa, see page 62.

Liquidity stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows under a variety of stress scenarios. These scenarios are aligned to the PRA’s prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool is managed to be at least 100% of three months’ anticipated outflows for a market-wide stress and one month’s anticipated outflows for each of the Barclays-specific and combined stresses. Of these, the one month Barclays-specific scenario is the most constraining.

Since June 2010 the Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The Group also monitors its position against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). Based on the standards published by the Basel Committee, as at 30 June 2013 Barclays reported ratios in excess of 100% for both of these metrics, with an estimated LCR of 111% (2012: 126%) and an estimated NSFR of 105% (2012: 104%)1,2.

As at 30 June 2013, the Group held eligible liquid assets in excess of 100% of net stress outflows for each of the one month Barclays-specific LRA scenario and the Basel 3 LCR:

Compliance with internal and regulatory stress tests	Barclays' LRA (one month Barclays specific requirement)3	Estimated Basel 3 LCR2
	£bn	£bn
Eligible liquidity buffer	138	145
Net stress outflows	124	131
Surplus	14	14
Liquidity pool as a percentage of anticipated net outflows	111%	111%

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level. Barclays will continue to monitor the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of the pool or monetising the pool to meet stress outflows.

1
The methodology for estimating the LCR is based on an interpretation of the published Basel standards and includes a number of assumptions which are subject to change prior to the implementation of the LCR. CRD IV requires a phased-in implementation of the LCR in Europe. As at 1 January 2015, institutions will be required to comply with a 60% LCR. This will increase gradually to 100% by 1 January 2018.

2	The LCR and NSFR are calculated on a consolidated basis including Absa.
3
Of the three stress scenarios monitored as part of the LRA, the one month Barclays specific scenario results in the lowest ratio at 111% (2012: 129%). This compares to 137% (2012: 141%) under the three month market-wide scenario and 123% (2012: 145%) under the one month combined scenario.

Funding Risk

Liquidity pool

The Group liquidity pool as at 30 June 2013 was £138bn (2012: £150bn). During H113, the month-end liquidity pool ranged from £138bn to £157bn (Full Year 2012: £150bn to £173bn), and the month-end average balance was £148bn (Full Year 2012: £162bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows and comprises the following cash and unencumbered assets.

Composition of the Group Liquidity Pool
	Liquidity Pool 30.06.2013	Liquidity pool of which PRA eligible	Liquidity pool of which Basel III LCR-eligible1		Liquidity Pool 31.12.2012
			Level 1	Level 2A
As at 30.06.2013	£bn	£bn	£bn	£bn	£bn

Cash and deposits with central banks2	71	69	69	-	85

Government bonds3
AAA rated	41	40	41	-	40
AA+ to AA- rated	4	3	4	-	5
Other government bonds	2	-	-	1	1
Total Government bonds	47	43	45	1	46

Other
Supranational bonds and multilateral development banks	4	4	4	-	4
Agencies and agency mortgage-backed securities	7	-	5	3	7
Covered bonds (rated AA- and above)	5	-	-	5	5
Other	4	-	-	-	3
Total other	20	4	9	8	19

Total as at 30 June 2013	138	116	123	9
Total as at 31 December 2012	150	129	136	8	150

Barclays manages the liquidity pool on a centralised basis. As at 30 June 2013, 87% of the liquidity pool was located in Barclays Bank PLC (2012: 90%) and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

1
The Liquidity Coverage Ratio-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by the Basel Committee on Banking Supervision.

2	Of which over 95% (2012: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3	Of which over 80% (2012: over 80%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

Funding Risk

Deposit Funding
	As at 30.06.2013			As at 31.12.12
Funding of Loans and Advances to Customers1	Loans and Advances to Customers	Customer Deposits	Loan to Deposit Ratio	Loan to Deposit Ratio
	£bn	£bn	%	%

RBB and Barclaycard	237.5	173.4	137	148
Corporate Banking2	62.7	106.7	59	65
Wealth and Investment Management	22.6	62.8	36	39
Total funding excluding secured	322.8	342.9	94	102
Secured funding		43.0
Sub-total including secured funding	322.8	385.9	84	88

RBB, Barclaycard, Corporate Banking & Wealth and Investment Management2	322.8	342.9	94	102
Investment Bank	42.9	26.3	163	173
Head Office and Other Operations	0.9	-
Trading settlement balances and cash collateral	103.5	91.1	114	123
Total	470.1	460.3	102	110

The Group loan to deposit ratio was 102% (2012: 110%).

RBB, Barclaycard, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remaining funding secured against customer loans and advances. The loan to deposit ratio for these businesses was 94% (2012: 102%).

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from RBB, Barclaycard, Corporate Banking and Wealth and Investment Management.

As at 30 June 2013, £126bn (2012: £112bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (2012: £3bn) of other liabilities insured or guaranteed by governments.

1
Included within RBB, Barclaycard, Corporate Banking, Wealth and Investment Management and the Investment Bank are Absa Group related balances totalling £35bn of loans and advances to customers funded by £31bn of customer deposits.

2	In addition, Corporate Banking holds £16.3bn (2012: £17.6bn) loans and advances as financial assets held at fair value.

Funding Risk

Wholesale Funding

Funding of Other Assets as at 30 June 2013
Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	96	Repurchase agreements	259
Reverse repurchase agreements	163

Reverse repurchase agreements	59	Trading Portfolio Liabilities	59

Derivative Financial Instruments	401	Derivative Financial Instruments	394

Liquidity pool	138	Less than 1 year wholesale debt	93
Other unencumbered assets 1	136	Greater than 1 year wholesale debt and equity	181

—
Trading portfolio assets are largely funded by repurchase agreements with 72% (2012: 74%) secured against highly liquid assets2. The weighted average maturity of these repurchase agreements secured against less liquid assets was 70 days (2012: 84 days)3,4

—
The majority of reverse repurchase agreements are matched by repurchase agreements. As at 30 June 2013, 80% (2012: 75%) of matchbook activity was secured against highly liquid assets2,3. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

—
Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid (see Note 12 ‘Offsetting financial assets and liabilities’ for further detail on netting)

—	The liquidity pool is funded by wholesale debt, the majority of which matures in less than one year

—	Other assets are largely matched by term wholesale debt and equity

1	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.
2	Highly liquid assets are limited to government bonds, US agency securities and US agency mortgage-backed securities.
3	Includes collateral swaps.
4	The 2012 weighted average maturity has been revised to reflect an updated calculation methodology adopted during 2013.

Funding Risk

Composition of wholesale funding

As at 30 June 2013 total wholesale funding outstanding (excluding repurchase agreements) was £217bn (2012: £240bn). £93bn of wholesale funding matures in less than one year (2012: £102bn) of which £19bn relates to term funding (2012: £18bn)1.

Outstanding wholesale funding comprised of £38bn secured funding (2012: £40bn) and £178bn unsecured funding (2012: £199bn).

Maturity profile2

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Sub-total less than one year	Over one year but not more than two years	Over two years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	16.0	5.2	1.7	0.8	23.7	6.0	1.8	31.5
Certificates of Deposit and Commercial Paper	6.5	13.0	9.5	6.0	35.0	1.8	1.2	38.0
Asset Backed Commercial Paper	2.9	1.6	-	-	4.5	-	-	4.5
Senior unsecured (Public benchmark)	-	0.5	-	6.1	6.6	4.7	11.8	23.1
Senior unsecured (Privately placed)	0.8	2.5	2.3	6.9	12.5	11.2	32.1	55.8
Covered bonds/ABS	-	0.1	0.1	1.3	1.5	9.3	15.5	26.3
Subordinated liabilities	-	-	0.1	-	0.1	0.2	21.3	21.6
Other3	4.1	1.7	1.2	2.4	9.4	1.2	5.1	15.7
Total as at 30 June 2013	30.3	24.6	14.9	23.5	93.3	34.4	88.8	216.5
Of which secured	5.1	3.3	1.3	2.5	12.2	9.9	16.0	38.1
Of which unsecured	25.2	21.3	13.6	21.0	81.1	24.5	72.8	178.4
Total as at 31 December 2012	29.4	39.4	17.5	15.4	101.7	28.3	109.7	239.7
Of which secured	5.9	4.0	2.4	1.3	13.6	5.2	21.6	40.4
Of which unsecured	23.5	35.4	15.1	14.1	88.1	23.1	88.1	199.3

Outstanding wholesale funding includes £56bn of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. A large proportion of end users of these products are individual retail investors.

In H113, Barclays repaid €1.2bn of funding raised through the European Central Bank’s 3 year LTRO, leaving €7.0bn outstanding as at 30 June 2013 (see page 93 for more detail of local Eurozone balance sheet redenomination risk).

The liquidity risk of wholesale funding is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £45bn as at 30 June 2013 (2012: £48bn).

The average maturity of wholesale funding net of the liquidity pool was at least 61 months (2012: 61 months).

1
Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 30 June 2013, £2bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.

2
The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £6.0bn of liabilities drawn in the European Central Bank’s 3 year LTRO.

3	Primarily comprised of fair value deposits £5.7bn and secured financing of physical gold £7.4bn.

Funding Risk

Currency profile

As at 30 June 2013 the proportion of wholesale funding by major currency was as follows:

	USD	EUR	GBP	Other
Currency composition of wholesale funds	%	%	%	%
Deposits from Banks	26	40	26	8
Certificates of Deposit and Commercial Paper	66	13	21	-
Asset Backed Commercial Paper	81	12	8	-
Senior unsecured	27	35	17	21
Covered bonds/ABS	21	63	15	1
Subordinated Liabilities	34	25	39	1
Total as at 30 June 2013	36	34	21	9
Total as at 31 December 2012	31	38	22	9

To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit the risk at specific maturities

Term financing

Term issuance in H113 was fully offset by buybacks. Term funding maturities were offset by growth in customer deposits and reduction in legacy assets, while a significant portion of the Group’s 2013 funding needs were pre-funded in 2012.

The Group has term funding maturities of £7bn for the remainder of 2013 (2012: full-year 2013 maturities £18bn). As a result of strong deposit growth in H113 and further reduction in legacy assets, term wholesale funding needs are likely to be lower than maturities.

In April, Barclays issued $1.0bn of Tier 2 contingent capital notes and repurchased existing Tier 2 instruments for a similar amount, as a transitional step towards its fully loaded CRD IV capital structure.

Funding Risk

Encumbrance of loans and advances

Barclays issues ABS, covered bonds and other similar secured instruments that are secured primarily over customer loans and advances.  Notes issued from these programmes are also used in repurchase agreements with market counterparts and in central bank facilities. Barclays also utilises loan collateral in central bank facilities in non-securitised form.

Notes issued
		Externally issued notes	Other secured funding2
	Assets1			Retained
As at 30 June 2013	£bn	£bn	£bn	£bn

Mortgages (Residential Mortgage Backed Securities)	35.8	4.2	15.6	9.6
Mortgages (covered bonds)	30.5	16.6	2.0	-
Mortgages (loans)3	13.6	-	5.5	-
Credit cards	13.1	4.9	-	0.9
Corporate loans	6.8	0.2	1.2	5.3
Other4	4.7	-	1.2	3.0
Total as at 30 June 2013	104.4	25.9	25.5	18.9
Total as at 31 December 2012	98.4	27.0	31.1	11.0

As at 30 June 2013, £104bn (2012: £98bn) of customer loans and advances were transferred to asset backed funding programmes or utilised to secure funding from central bank facilities. These assets were used to support £26bn (2012: £27bn) of externally issued notes and a further £25bn (2012: £31bn) of retained notes and non-securitised loan collateral were used in repurchase agreements with market counterparts and at central bank facilities. Inclusive of required over-collateralisation of £14bn, a total of 14% (2012: 17%) of total loans and advances to customers were used to secure external funding via these programmes. Compared to 31 December 2012, the decrease in encumbrance of loans and advances to customers was predominantly driven by increased cash collateral and settlement balances within loans and advances to customers.

In addition, the Group had £19bn (2012: £15bn) of excess collateral over minimum requirements within its asset backed funding programmes that were readily available for use to support future secured funding issuance. A portion of retained notes are also available to raise secured funding.

Credit Rating

Credit Rating as at 30 June 2013	Standard & Poor's	Moody's	Fitch	DBRS
Barclays Bank PLC
Long Term	A+ (Negative)	A2 (Negative)	A (Stable)	AA (Negative)
Short Term	A-1	P-1	F1	R-1 (high)

During H113, Fitch affirmed Barclays Bank PLC ratings, whereas DBRS placed the bank under review with negative implications, due to the challenges facing the bank and the industry more generally.

The below table shows contractual collateral requirements and contingent obligations following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which were fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

1	Includes £6bn of cash reserves supporting secured funding vehicles.
2	Comprised of bilateral repurchase agreements, collateral swaps and participation in central bank facilities.
3	For mortgage loan collateral, asset reflects the value of collateral pledged and other secured funding reflects the liquidity value obtained.
4	Primarily comprised of local authority covered bonds and export credit agency guaranteed loan collateral.

Funding Risk

Contractual Credit Rating Downgrade Exposure (cumulative cash flow)	One-notch	Two-notch
	£bn	£bn
Securitisation derivatives	7	9
Contingent liabilities	6	6
Derivatives margining	-	1
Liquidity facilities	1	1
Total as at 30 June 2013	14	17
Total as at 31 December 2012	13	17

Beyond these contractual requirements, these outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

On 2 July 2013, Standard & Poor’s downgraded Barclays Bank PLC long term issuer rating one notch to A (Stable), reflecting its view that risks increased for some large European-based banks operating in investment banking, as a result of tightening regulation and uncertain market conditions. Barclays Bank PLC short term rating was affirmed at A-11. The downgrade was fully reserved for in the liquidity pool and there has been no significant change in deposit funding or wholesale funding. Further one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies continue to be fully reserved for in the liquidity pool.

Absa Group

•	Liquidity risk is managed separately at Absa Group due to local currency, funding and regulatory requirements

•
In addition to the Group liquidity pool, Absa Group held £4bn (2012: £5bn) of liquidity pool assets against Absa-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills

•	The Absa loan to deposit ratio was 113% (2012: 113%)

•	As at 30 June 2013, Absa had £11bn of wholesale funding outstanding (2012: £12bn), of which £6bn matures in less than 12 months (2012: £6bn)

1	The Standard & Poor’s downgrade on 2 July 2013 did not have a significant impact on Barclays’ contractual exposure to downgrades across all credit rating agencies.

Credit Risk

Analysis of Total Assets by Valuation Basis
Accounting Basis
Assets as at 30.06.13	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m

Cash and balances at central banks	72,720	72,720	-

Items in the course of collection from other banks	2,578	2,578	-

Debt securities	105,026	-	105,026
Equity securities	39,249	-	39,249
Traded loans	2,340	-	2,340
Commodities1	5,366	-	5,366
Trading portfolio assets	151,981	-	151,981

Loans and advances	20,144	-	20,144
Debt securities	6,081	-	6,081
Equity securities	10,454	-	10,454
Other financial assets2	8,513	-	8,513
Held in respect of linked liabilities to customers under investment contracts	1,655	-	1,655
Financial assets designated at fair value	46,847	-	46,847

Derivative financial instruments	403,072	-	403,072

Loans and advances to banks	46,451	46,451	-

Loans and advances to customers	470,062	470,062	-

Reverse repurchase agreements and other similar secured lending	222,881	222,881	-

Debt securities	91,255	-	91,255
Equity securities	452	-	452
Available for sale investments	91,707	-	91,707

Other assets	24,434	22,832	1,602

Total assets as at 30.06.13	1,532,733	837,524	695,209

Total assets as at 31.12.12	1,488,335	749,403	738,932

1Commodities primarily consist of physical inventory positions.
2Primarily consists of reverse repurchase agreements designated at fair value.

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 30.06.13	£m	£m	£m	£m	£m	£m

Banks	7,413	15,403	11,039	2,668	6,761	43,284
Other financial institutions	27,576	27,324	59,991	2,642	5,583	123,116
Manufacturing	5,491	2,751	1,525	1,649	613	12,029
Construction	3,137	432	2	696	29	4,296
Property	15,370	2,113	728	1,993	102	20,306
Government	977	2,383	1,457	1,548	2,461	8,826
Energy and water	1,791	3,576	1,912	854	392	8,525
Wholesale and retail distribution and leisure	9,618	2,123	739	1,858	155	14,493
Business and other services	18,296	2,658	3,079	2,445	611	27,089
Home loans	127,234	36,621	311	15,596	125	179,887
Cards, unsecured loans and other personal lending	28,444	7,295	12,273	7,467	1,456	56,935
Other	6,654	2,324	1,151	6,851	747	17,727
Net loans and advances to customers and banks	252,001	105,003	94,207	46,267	19,035	516,513
Impairment allowance	(3,357)	(2,490)	(742)	(1,247)	(68)	(7,904)

As at 31.12.12
Banks	7,134	14,447	12,050	1,806	3,405	38,842
Other financial institutions	17,113	20,812	40,884	4,490	3,031	86,330
Manufacturing	6,041	2,533	1,225	1,232	487	11,518
Construction	3,077	476	1	699	21	4,274
Property	15,167	2,411	677	3,101	247	21,603
Government	558	2,985	1,012	1,600	253	6,408
Energy and water	2,286	2,365	1,757	821	393	7,622
Wholesale and retail distribution and leisure	9,567	2,463	734	1,748	91	14,603
Business and other services	15,754	2,754	2,360	2,654	630	24,152
Home loans	119,653	36,659	480	14,931	270	171,992
Cards, unsecured loans and other personal lending	29,716	5,887	11,725	7,170	1,147	55,645
Other	9,448	2,390	1,232	7,788	520	21,378
Net loans and advances to customers and banks	235,514	96,182	74,137	48,040	10,495	464,368
Impairment allowance	(3,270)	(2,606)	(472)	(1,381)	(70)	(7,799)
Impairment Allowance
				Half Year Ended	Half Year Ended	Half Year Ended
				30.06.13	31.12.12	30.06.12
				£m	£m	£m
At beginning of period				7,799	8,153	8,896
Acquisitions and disposals				(5)	(7)	(73)
Exchange and other adjustments				72	(69)	(137)
Unwind of discount				(95)	(102)	(109)
Amounts written off				(1,605)	(1,917)	(2,202)
Recoveries				116	117	95
Amounts charged against profit				1,622	1,624	1,683
At end of period				7,904	7,799	8,153

Credit Risk
Loans and Advances Held at Fair Value, by Industry Sector and Geography

	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 30.06.13	£m	£m	£m	£m	£m	£m

Banks	2	336	156	516	-	1,010
Other financial institutions1	82	664	631	58	37	1,472
Manufacturing	142	42	352	19	4	559
Construction	153	-	-	84	1	238
Property	8,018	875	264	53	-	9,210
Government	5,441	28	-	22	1	5,492
Energy and water	10	99	63	79	3	254
Wholesale and retail distribution and leisure	44	11	165	59	-	279
Business and other services	3,125	96	454	11	-	3,686
Other	42	64	104	74	-	284
Total	17,059	2,215	2,189	975	46	22,484

As at 31.12.12
Banks	-	493	120	422	-	1,035
Other financial institutions1	13	611	622	8	39	1,293
Manufacturing	6	38	601	16	15	676
Construction	161	1	-	28	4	194
Property	8,671	830	295	121	-	9,917
Government	5,762	6	314	17	5	6,104
Energy and water	10	73	41	46	3	173
Wholesale and retail distribution and leisure	33	2	220	72	1	328
Business and other services	3,404	20	685	14	-	4,123
Other	105	132	46	224	56	563
Total	18,165	2,206	2,944	968	123	24,406

1	Included within Other financial institutions (Americas) are £239m (2012: £427m) of loans backed by retail mortgage collateral.

Credit Risk

Credit impairment charges and other provisions by business
	Half Year Ended 30.06.13	Half Year Ended 30.12.12	Half Year Ended 30.06.12
	£m	£m	£m
Loan impairment

UK RBB	178	147	122
Europe RBB	142	132	125
Africa RBB	211	318	314
Barclaycard	616	557	492
Investment Bank	179	(10)	202
Corporate Banking	260	439	425
Wealth and Investment Management	49	19	19
Head Office and Other Operations	(1)	1	1
Total loan impairment charge1	1,634	1,603	1,700
Impairment charges on available for sale investments	-	29	11
Impairment of reverse repurchase agreements	(3)	(2)	(1)
Total credit impairment charges and other provisions	1,631	1,630	1,710

•
Impairment charges on loans and advances were 5% lower than H112 reflecting releases and lower charges in the wholesale portfolios, notably in Corporate Banking and the Investment Bank, as well as in Africa RBB. This was partially offset by increased charges in unsecured products for UK RBB and Barclaycard

•	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 69 and 80 respectively

Potential Credit Risk Loans and Coverage Ratios
CRLs		PPLs		PCRLs
As at 30.06.13	As at 31.12.12	As at 30.06.13	As at 31.12.12	As at 30.06.13	As at 31.12.12
£m	£m	£m	£m	£m	£m

Retail	8,439	8,821	629	656	9,068	9,477
Wholesale	6,246	6,303	1,072	1,102	7,318	7,405
Group	14,685	15,124	1,701	1,758	16,386	16,882

	Impairment Allowance		CRL Coverage		PCRL Coverage
	As at 30.06.13	As at 31.12.12	As at 30.06.13	As at 31.12.12	As at 30.06.13	As at 31.12.12
	£m	£m	%	£m	%	£m

Retail	4,699	4,635	55.7	52.5	51.8	48.9
Wholesale	3,205	3,164	51.3	50.2	43.8	42.7
Group	7,904	7,799	53.8	51.6	48.2	46.2

Credit Risk Loan (CRL) balances decreased by 3% in H113 reflecting improvements in both the wholesale and retail portfolios. The CRL coverage ratio increased to 53.8% (2012: 51.6%)

Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 71 and 81 respectively

1	Includes charges of £12m (H212: £21m write back, H112: £17m charge) in respect of undrawn facilities and guarantees.

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.06.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps

Total retail	240,079	4,699	235,380	8,439	3.5	1,112	93

Wholesale - customers	238,457	3,170	235,287	6,192	2.6	534	45
Wholesale - banks	45,881	35	45,846	54	0.1	(12)	(5)
Total wholesale	284,338	3,205	281,133	6,246	2.2	522	37

Loans and advances at	524,417	7,904	516,513	14,685	2.8	1,634	63
amortised cost

Traded Loans	2,340	n/a	2,340
Loans and advances designated at fair value	20,144	n/a	20,144
Loans and advances held at fair value	22,484	n/a	22,484

Total loans and advances	546,901	7,904	538,997

As at 31.12.12
Total retail	232,672	4,635	228,037	8,821	3.8	2,075	89

Wholesale - customers	199,423	3,123	196,300	6,252	3.1	1,251	63
Wholesale - banks	40,072	41	40,031	51	0.1	(23)	(6)
Total wholesale	239,495	3,164	236,331	6,303	2.6	1,228	51

Loans and advances at	472,167	7,799	464,368	15,124	3.2	3,303	70
amortised cost

Traded Loans	2,410	n/a	2,410
Loans and advances designated at fair value	21,996	n/a	21,996
Loans and advances held at fair value	24,406	n/a	24,406

Total loans and advances	496,573	7,799	488,774

—	Loans and advances to customers and banks at amortised cost net of impairment increased 11%, reflecting:

–	£44.8bn increase to £281.1bn in the wholesale portfolios principally in the Investment Bank, reflecting an increase in settlement balances driven by higher trading volumes

–
£7.3bn increase to £235.4bn in the retail portfolios, driven by increased mortgage lending and the acquisition of ING Direct UK in UK RBB and business growth in Barclaycard, offset by reductions in Africa RBB, principally reflecting currency movements

—	This growth, combined with lower impairment charges on loans and advances, resulted in a lower annualised loan loss rate of 63bps (30 June 2012: 67bps; 31 December 2012: 70bps)

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 69 and 80 respectively

1	Loan impairment charge as at 31 December 2012 is the charge for the 12 month period.

Credit Risk

Exposure to UK Commercial Real Estate
Loans and advances at amortised cost		Balances Past Due		Impairment Allowances
As at		As at		As at
30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
£m	£m	£m	£m	£m	£m

Wholesale	9,271	9,676	306	295	134	106
Retail	1,554	1,534	114	123	18	20
Group	10,825	11,210	420	418	152	126

—
Overall, balances to UK CRE decreased by 3% in H113 reflecting a reduction in the wholesale portfolio, with retail balances remaining stable. Balances past due remained stable reflecting increases in wholesale and decreases in retail

—	Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 78 and 84 respectively

Credit Risk Retail Credit Risk

Retail Loans and Advances at Amortised Cost
	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges2	Loan Loss Rates
As at 30.06.13	£m	£m	£m	£m	%	£m	bps

UK RBB	137,135	1,337	135,798	2,770	2.0	178	26
Europe RBB	40,661	638	40,023	1,807	4.4	142	70
Africa RBB	22,297	656	21,641	1,469	6.6	176	159
Barclaycard	36,666	2,004	34,662	2,296	6.3	616	339
Corporate Banking1	607	48	559	54	8.9	(5)	(166)
Wealth and Investment Management	2,713	16	2,697	43	1.6	5	37
Total	240,079	4,699	235,380	8,439	3.5	1,112	93

As at 31.12.12
UK RBB	129,682	1,369	128,313	2,883	2.2	269	21
Europe RBB1	39,997	560	39,437	1,734	4.3	257	64
Africa RBB	23,987	700	23,287	1,790	7.5	472	197
Barclaycard	35,732	1,911	33,821	2,288	6.4	1,050	294
Corporate Banking1	739	79	660	92	12.4	27	365
Wealth and Investment Management	2,535	16	2,519	34	1.3	-	-
Total	232,672	4,635	228,037	8,821	3.8	2,075	89

—	Gross loans and advances to customers and banks in the retail portfolios increased 3% to £240.1bn during H113 principally reflecting movements in:

–	UK RBB, where a 6% increase to £137.1bn primarily reflected the purchase of ING Direct UK and growth in home loans balances

–	Barclaycard, where an 3% increase to £36.7bn primarily reflected business growth across UK and International businesses

–	Wealth and Investment Management, where a 7% increase to £2.7bn mainly reflected growth in the Wealth International home loans portfolio

—	The loan impairment charge increased 12% to £1,112m (H112: £994m) principally the result of:

–	Barclaycard increased 25% to £616m reflecting higher charges in South Africa Card portfolios which included the impact of recent acquisitions, and the non-recurrence of provision releases in 2012

–	UK RBB increased 46% to £178m primarily due to provision releases in 2012 as a result of improved recoveries in consumer lending and resolution of backlogs in litigation in home loans

–	Europe RBB increased 14% to £142m due to foreign currency movements and deterioration in recoveries performance within mortgages reflecting current economic conditions across Europe

—	Higher overall impairment charges coupled with slightly higher loan balances led to a rise in the retail annualised loan loss rate to 93bps (H112: 87bps; FY12: 89bps)

1	Primarily comprises UAE retail portfolios.
2	Loan impairment charge as at December 2012 is the charge for the 12 month period.

Credit Risk

Analysis of Retail Gross Loans & Advances to Customers

	Secured Home Loans1	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending2	Business Lending	Total Retail
As at 30.06.13	£m	£m	£m	£m	£m

UK RBB	121,784	7,002	-	8,349	137,135
Europe RBB	35,795	3,193	-	1,673	40,661
Africa RBB	15,956	2,696	2,839	806	22,297
Barclaycard	-	33,472	2,475	719	36,666
Corporate Banking	294	245	59	9	607
Wealth and Investment Management	2,418	74	221	-	2,713
Total	176,247	46,682	5,594	11,556	240,079

As at 31.12.12
UK RBB	114,766	6,863	-	8,053	129,682
Europe RBB	34,825	3,430	-	1,742	39,997
Africa RBB	17,422	2,792	3,086	687	23,987
Barclaycard	-	32,432	2,730	570	35,732
Corporate Banking	274	336	117	12	739
Wealth and Investment Management	2,267	63	205	-	2,535
Total	169,554	45,916	6,138	11,064	232,672

1	All portfolios under Secured Home Loans are primarily first lien mortgages. Other Secured Retail Lending under Barclaycard is a second lien mortgage portfolio.
2	Other Secured Lending includes Vehicle Auto Finance in Africa RBB and UK Secured Lending in Barclaycard.

Credit Risk

Analysis of Potential Credit Risk Loans and Coverage Ratios

CRLs		PPLs		PCRLs
As at	As at	As at	As at	As at	As at
30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
£m	£m	£m	£m	£m	£m

Home loans	3,167	3,397	244	262	3,411	3,659
Credit cards and unsecured lending	3,861	3,954	298	295	4,159	4,249
Other retail lending and business banking	1,411	1,470	87	99	1,498	1,569
Total retail	8,439	8,821	629	656	9,068	9,477

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
	£m	£m	%	%	%	%

Home loans	866	849	27.3	25.0	25.4	23.2
Credit cards and unsecured lending	3,224	3,212	83.5	81.2	77.5	75.6
Other retail lending and business banking	609	574	43.2	39.0	40.7	36.6
Total retail	4,699	4,635	55.7	52.5	51.8	48.9

Potential Credit Risk Loans and Coverage Ratios by business
CRLs		PPLs		PCRLs
As at	As at	As at	As at	As at	As at
30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
£m	£m	£m	£m	£m	£m

UK RBB	2,770	2,883	251	283	3,021	3,166
Europe RBB	1,807	1,734	85	98	1,892	1,832
Africa RBB	1,469	1,790	64	61	1,533	1,851
Barclaycard	2,296	2,288	223	208	2,519	2,496
Corporate Banking	54	92	4	5	58	97
Wealth and Investment Management	43	34	2	1	45	35
Total retail	8,439	8,821	629	656	9,068	9,477

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
	£m	£m	%	%	%	%

UK RBB	1,337	1,369	48.3	47.5	44.3	43.2
Europe RBB	638	560	35.3	32.3	33.7	30.6
Africa RBB	656	700	44.7	39.1	42.8	37.8
Barclaycard	2,004	1,911	87.3	83.5	79.6	76.6
Corporate Banking	48	79	88.9	85.9	82.8	81.4
Wealth and Investment Management	16	16	37.2	47.1	35.6	45.7
Total retail	4,699	4,635	55.7	52.5	51.8	48.9

—	CRL balances in retail portfolios decreased 4%, primarily in:

–	Africa RBB, principally due to improved recoveries in South Africa home loans and depreciation of ZAR against GBP

–	UK RBB, where reductions reflected lower recovery balances across portfolios primarily due to improved performance in Business Banking and in Consumer Lending

–	This was partially offset by higher balances in Europe RBB primarily due to an increase in mortgage recovery balances across all home loans portfolios reflecting challenging economic conditions

Credit Risk

Secured home loans

—	The principal home loan portfolios listed below account for 96% (2012: 96%) of total home loans in the Group’s retail portfolios

—	Total home loans to retail customers increased 4% to £176,247m (2012: £169,554m)

Home loans principal portfolios1
As at 30.06.13	Gross loans and advances	> 90 Day arrears	> 90 Day arrears, including recoveries2	Gross charge-off rates	Recoveries proportion of outstanding balances	Recoveries impairment coverage ratio
	£m	%	%	%	%	%

UK	121,784	0.3	0.8	0.5	0.5	13.7
South Africa	14,156	1.1	7.8	2.9	6.8	36.0
Spain	13,756	0.7	2.8	1.0	2.0	36.5
Italy	16,248	1.0	3.1	0.7	2.1	25.8
Portugal	3,814	0.4	3.5	1.1	3.1	30.0

As at 31.12.12
UK	114,766	0.3	0.8	0.6	0.5	13.4
South Africa	15,773	1.6	8.4	3.9	6.9	34.6
Spain	13,551	0.7	2.6	1.1	1.9	34.0
Italy	15,529	1.0	2.9	0.8	1.8	25.4
Portugal	3,710	0.7	3.4	1.4	2.8	25.6

—
Arrears rates remained steady in the UK due to targeted balance growth and improved customer affordability that continued to be supported by the low interest rate environment. The recoveries impairment coverage ratio also remained stable in line with the recoveries balances

—	In the UK, of the total home loans portfolio of £121,784m

–
Owner-occupied interest only balances of £46.1bn (2012: £45.7bn) represented 37.9% of total home loan balances (see page 75 for more detail). The average balance weighted LTV for interest only balances remained low at 57.3% (2012: 58.9%) and with 90 day arrears rates were flat at 30bps (2012: 30bps) and in line with overall portfolio performance

–
Buy to let home loans comprised 7% of the total stock (2012: 7%).  For buy to let home loans, arrears rates improved marginally from 0.54% to 0.49% while balance weighted portfolio LTV remained broadly stable at 64.7% (2012: 65.7%)

—
South African home loans arrears decreased and charge off rates improved due to continued focus on collection strategies. Recovery impairment coverage ratio increased in part due to an increase in ageing within the recovery book

—
Recoveries performance of home loans in Europe continued to decline as reflected in the increase in the recoveries proportion of outstanding balances for Spain, Italy and Portugal and the increase in recoveries impairment coverage ratio

1	Excluded from the above analysis are Wealth International home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.
2	90 days Arrears including recoveries is sum of balances more than 90 days in arrears and balances charged off to recoveries, expressed as a percentage of total outstanding balances.

Credit Risk

Home loans principal portfolios - distribution of balances by LTV1

UK		South Africa		Spain		Italy		Portugal
30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
%	%	%	%	%	%	%	%	%	%

<=75%	80.4	76.1	66.7	62.8	62.3	64.2	74.4	74.3	37.6	40.3
>75% and <=80%	8.4	9.2	9.0	9.0	6.5	6.5	15.3	16.0	7.4	8.3
>80% and <=85%	4.1	5.4	7.8	8.2	6.0	6.1	6.0	5.5	9.5	10.6
>85% and <=90%	2.6	3.3	5.4	6.4	5.5	5.5	1.6	1.4	10.8	11.1
>90% and <=95%	1.7	2.2	3.5	4.0	4.8	4.4	0.8	0.9	11.0	10.2
>95% and <=100%	1.0	1.4	2.3	2.8	3.8	3.3	0.6	0.6	8.3	7.6
>100%	1.8	2.4	5.3	6.8	11.1	10.0	1.3	1.3	15.4	11.9

Marked to market LTV: valuation weighted %2	44.8	45.5	43.0	44.2	46.5	45.4	46.6	46.7	69.3	67.7
Marked to market LTV: balance weighted %2	57.9	59.1	63.7	65.6	65.7	64.6	59.8	59.6	79.7	77.6

For >100% LTVs:
balances (£m)	2,223	2,698	739	1,064	1,523	1,343	215	203	587	440
Marked to market collateral (£m)	2,006	2,478	618	898	1,305	1,136	172	167	538	405
Average LTV: valuation weighted %	110.8	108.9	119.6	118.4	116.8	118.2	125.4	121.1	109.2	108.5
Average LTV: balance weighted %	115.8	112.3	123.1	121.7	116.8	118.1	145.3	137.0	111.6	110.7
% of balances in recoveries	2.7	2.6	50.1	46.2	11.3	12.0	58.1	51.2	11.4	12.5

—	Credit quality of the principal home loan portfolios reflected relatively conservative credit criteria resulting in low levels of high LTV lending as well as moderate LTV on existing portfolios

—
During H113, the average marked to market LTV (both balance weighted and valuation weighted) of UK decreased due to appreciating house prices. The increase in Spain and Portugal was as a result of continued decline in house prices. The marked to market LTV in Italy remained broadly stable

—	In UK, balances >100% LTV reduced in the first half of 2013. However, the balance weighted LTV for the same period increased due to the remaining balances having higher LTVs than those paid down

—
In South Africa Home Loans, whilst balances with >100% LTV reduced to £739m (2012: £1,064m) the percentage of balances in recoveries with >100% LTV increased to 50.1% (2012: 46.2%) due to longer resolution time for recovery balances

1
Portfolio marked to market based on the most updated valuations and includes recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 30 June 2013.

2
Valuation weighted LTV is the ratio between total outstanding balances and the value of total collateral held against these balances. Balance weighted LTV approach is derived by calculating individual LTVs at account level and weighting by the individual loan balances to arrive at the average position.

Credit Risk

Home loans principal portfolios - new lending1
	UK		South Africa		Spain		Italy		Portugal
As at 30 June	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

New home loans (£m)	7,700	7,800	532	504	221	96	374	516	11	68

New home loans proportion above 85% LTV	2.6	4.8	28.1	33.3	0.6	5.2	-	-	17.6	4.6
Average LTV: Valuation weighted %	53.8	55.3	63.8	62.9	56.1	54.1	53.3	56.2	53.5	57.4
Average LTV: Balance weighted %	60.6	63.6	74.1	73.8	61.6	62.5	60.2	63.7	63.3	60.6

—	New lending in principal home loan portfolios decreased 2% to £8,838m (2012: £8,984m)

—
The decrease in average valuation weighted LTV in the UK to 53.8% (2012: 55.3%) was driven by an increased proportion of lower LTV originations. The volume in  the UK is constrained by conservative credit criteria and risk limits, as evidenced by the decrease in the new home loans proportion above 85%

—	In South Africa, new home loans above 85% LTV decreased from 33.3% to 28.1% due to stricter lending criteria

—
During H113, new lending was reduced in Europe home loans as conservative credit criteria were maintained. Average LTV on new home loans in Spain remained broadly stable. Whilst the proportion of new home loans above 85% LTV decreased from 5.2% to 0.6%

1	New home loans for 2013 and 2012 is total for the first half of the year.

Credit Risk

Exposures to interest only home loans

—
The Group provides interest only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal provided that these are no more than 5% of the principal balance in any year

—
Subject to such overpayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The means of repayment may include the sale of the mortgaged property

—
Interest only lending is subject to underwriting criteria that includes: a maximum size of loan, maximum LTV ratios, affordability and maximum loan term amongst other criteria. Borrowers on interest only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer

—
Interest only mortgages comprise £53bn (2012: £53bn) of the total £122bn (2012: £115bn) UK home loans portfolio. Of these, £46bn (2012: £46bn) are owner-occupied with the remaining £7bn (2012: £7bn) buy-to-let

Exposure to interest only owner-occupied home loans	As at	As at
	30.06.13	31.12.12
Interest only balances (£m)	46,080	45,693
90 days arrears (%)	0.3	0.3
Marked to market LTV: Valuation weighted %	44.2	45.2
Marked to market LTV: Balance weighted %	57.3	58.9
Interest only mortgages maturing during:
2013	£350m	£710m
2014	£923m	£872m
2015	£928m	£1046m

—
The average valuation weighted LTV for interest only balances remained low at 44.2% (2012: 45.2%) and overall 90 days arrears rates was flat at 30bps (2012: 30bps) and in line with overall portfolio performance

Exposures to Mortgage Current Accounts Reserves

—
A Mortgage Current Account (MCA) Reserve is a secured overdraft facility available to a home loan customer which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit. The balance drawn must be repaid on redemption of the mortgage

—	Of total 920k home loan customers, 611k have Mortgage Current Account (MCA) reserves, with total reserve limits of £18.5bn. Utilisation of these limits was 31.5% at June 2013 (2012: 30.9%)

—
While the MCA reserve was withdrawn from sale in December 2012, as existing customers, including those in potential financial difficulty, can continue to draw down against the available reserve (£13.0bn of undrawn limits as at June 2013)

—	Including the drawn down proportion of MCA reserves, these accounts represent £78.1bn (2012: £82.2bn) of the total UK Home Loans exposure of £121.8bn (2012: £114.8bn)

—
Using current valuations, the average balance weighted LTV of accounts with a mortgage current account reserve is 58.3% (2012: 59.7%). This compares with a portfolio average balance weighted LTV of 57.9%

Credit Risk

Credit cards, overdrafts and unsecured loans

—	The principal portfolios listed below account for 90% (2012: 90%) of total credit cards, overdrafts and unsecured loans in the Group’s retail portfolios

Principal Portfolios As at 30.06.13	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards1	15,695	2.5	1.2	4.4	6.1	82.9
US cards2	9,672	2.0	1.0	4.4	2.2	88.4
UK personal loans	4,942	2.9	1.3	5.0	16.6	78.7
Barclays Partner Finance	2,508	1.8	0.9	3.1	4.4	80.2
South Africa cards2	2,409	9.1	4.7	6.7	4.7	73.1
Germany cards	2,071	2.4	1.0	3.9	3.7	82.1
UK overdrafts	1,283	5.4	3.6	8.0	15.6	95.1
Italy salary advance loans3	1,214	4.1	2.0	7.7	10.9	15.8
Iberia cards	1,174	7.5	3.6	9.8	9.8	88.0
South Africa personal loans	1,017	5.7	3.0	7.8	7.7	75.3

As at 31.12.12
UK cards1	15,434	2.5	1.1	4.9	6.2	80.4
US cards2	9,296	2.4	1.1	5.0	2.3	90.7
UK personal loans	4,861	3.0	1.3	5.1	17.4	78.9
Barclays Partner Finance	2,323	1.9	1.0	3.9	4.8	78.1
South Africa cards2	2,511	7.4	3.9	4.7	4.7	70.9
Germany cards	1,778	2.5	0.9	3.6	3.2	79.4
UK overdrafts	1,382	5.3	3.5	8.2	14.6	92.7
Italy salary advance loans3	1,354	2.3	0.9	8.4	9.4	12.5
Iberia cards	1,140	7.5	3.5	9.6	12.4	88.2
South Africa personal loans	1,061	5.6	3.1	8.5	7.6	72.3

—
Gross loans and advances in credit cards, overdrafts and unsecured loans remained broadly stable with the increase in Germany, Barclays Partner Finance and US card portfolios being offset by decreases in Italy salary advance loans and UK overdrafts

—
With the exception of South Africa cards and Italy salary advance loans, arrears rates remained broadly stable. In Iberia cards portfolios recoveries proportion of outstanding balances have been actively reduced during the period following a tightening in write off policy

—	In South Africa, delinquency and charge off rates deteriorated due to the difficult macroeconomic environment

—
The deterioration in arrears rates in Italy salary advance loans was driven by one intermediary otherwise underlying performance was broadly stable. The increase in recoveries proportion of outstanding balances and coverage ratio reflected the difficult economic environment and insurance claims experience which resulted in the lower recovery of outstanding balances

1 UK cards includes the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

2 South Africa Cards now includes the acquired Edcon portfolio and in both FY12 and H113 figures. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2012 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

3 The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of  termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Credit Risk

Other Secured Retail Lending

—	The principal portfolio listed below accounts for 50% (2012: 50%) of total Other Secured Retail Lending Loans in the Group’s retail portfolios

	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
South Africa Vehicle auto finance	£m	%	%	%	%	%
As at 30.06.13	2,797	2.0	0.7	3.1	2.6	62.3
As at 31.12.12	3,081	2.0	0.7	3.6	3.0	57.6

—	Arrears rates in South Africa auto loans remained stable. This has been driven by focussing sales efforts on lower risk customers and improving the effectiveness of collection processes

Business Lending

—	Business lending primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m

—	The principal portfolios listed below account for 86% of total Business Lending Loans (2012: 88%) in the Group’s retail portfolios

Principal Portfolios
		Arrears Managed1		Early Warning List Managed2
As at 30.06.13	Gross Loans and Advances	Drawn balances	Of which Arrears balances	Drawn balances	Of which Early Warning List Balances	Loan Loss Rates	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Coverage Ratio
	£m	£m	%	£m	%	bps	%	%	%

UK	8,349	698	5.4	7,245	9.1	145	2.0	3.8	37.8
Spain	1,071	97	9.7	978	33.2	320	2.6	6.4	45.1
Portugal	549	188	5.5	335	20.7	588	7.6	8.0	57.5

As at 31.12.12
UK	8,053	713	6.0	7,122	9.2	140	2.5	4.3	34.9
Spain	1,095	95	11.3	993	60.4	210	3.8	6.6	45.0
Portugal	596	185	6.4	393	17.8	503	5.7	6.7	65.9

—
UK business lending gross loans and advances increased 4% to £8,349m (2012: £8,053m). Arrears and charge off rates improved due to close monitoring of the portfolio resulting in a reduction in recoveries balances

—
Business lending gross loans and advances in Europe reduced 4% in the first half of 2013 to £1,673m (2012: £1,742m) primarily due to the tightening of credit policy and a reduction in new business volumes

—
Spain gross loans and advances reduced 2% to £1,071m (2012: £1,095m). Loan loss rates increased to 320bps (2012: 210bps) due to difficult macro economic conditions. Spain early warning list balances as a percentage of drawn balances reduced significantly as a result of closely managing cases

—
Portugal gross loans and advances reduced 8% to £549m (2012: £596m). Loan loss rates increased to 588bps (2012: 503bps) reflecting both increasing arrears in the difficult macro environment and reducing balances

1Arrears Managed accounts are principally customers with an exposure limit less than £50,000 in the UK and €100,000 in Europe, with processes designed to manage a homogeneous set of assets. Arrears Balances reflects the total balances of accounts which are past due on payments.

2Early Warning List Managed accounts are customers that exceed the Arrears Managed limits and are monitored with processes that record heightened levels of risk through an Early Warning List grading. Early Warning List balances comprise of a list of three categories graded in line with the perceived severity of the risk attached to the lending, and can include customers that are up to date with contractual payments or subject to forbearance as appropriate.

Credit Risk

UK Commercial Real Estate (UK CRE)

—
Total loans and advances at amortised cost to UK CRE in business lending amounted to £1,554m (2012: £1,534m), with a total of £114m (7% of the total) being past due (2012: £123m; 8%). Impairment allowances totalled £18m (2012: £20m)

—	The impairment charge for H113 was lower at £10m (2012: £17m)

—	As at H113, UK CRE in business lending accounted for 18.6% of total UK Business Lending balances

—	Arrears balances have reduced due to improved economic conditions coupled with more effective turnaround strategies

UK Commercial Real Estate
As at	As at
30.06.13	31.12.12

UK CRE loans and advances (£m)	1,554	1,534
Past due balances (£m)	114	123
Balances past due as % of UK CRE total loans and advances	7.0%	8.0%
Impairment allowances (£m)	17.9	19.9
Past due coverage ratio	15.6%	16.1%

	Six months ended 30.06.13	Six months ended 30.06.12
Impairment Charge (£m)	10.1	16.5

Retail forbearance programmes

Forbearance programmes on principal Credit Cards, Overdrafts, Unsecured Loans, Home Loans and Business Lending portfolios

—
Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions may take a number of forms depending on the extent of the financial dislocation. Short term solutions normally focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions and fully amortising balances for card portfolios

—	Forbearance on the Group’s principal portfolios in the US, UK and Europe is presented below

—
Forbearance balances in South Africa are not included as local practices are in the process of being aligned to Group policy. In other retail portfolios, the level of forbearance extended to customers is not material and, typically, is not a significant factor in the management of customer relationships

Credit Risk

Principal Portfolios	Gross L&A subject to forbearance programmes	Forbearance programmes proportion of outstanding balances	Marked to market LTV of forbearance balances: valuation weighted	Marked to market LTV of forbearance balances: balance weighted
As at 30.06.13	£m	%	%	%
Home loans
UK	1,634	1.3	36.6	58.2
Spain	177	1.3	53.3	69.1
Italy	493	3.0	52.7	63.0

Credit Cards, Overdrafts and Unsecured Loans
UK cards	961	6.0	n/a	n/a
UK personal loans	155	3.1	n/a	n/a
US cards	95	1.0	n/a	n/a

Business Lending
UK	275	3.3	n/a	n/a

As at 31.12.12
Home Loans
UK	1,596	1.4	36.6	58.2
Spain	174	1.3	53.3	68.9
Italy	217	1.4	49.1	60.6

Credit Cards, Overdrafts and Unsecured Loans
UK cards	991	6.3	n/a	n/a
UK personal loans	168	3.4	n/a	n/a
US cards	116	1.3	n/a	n/a

Business Lending
UK	203	2.5	n/a	n/a

—	Loans in forbearance in the principal home loans portfolios increased 16% to £2,304m, mainly due to an increase in UK and Italy

—
In Spain, forbearance accounts are predominantly full account restructures, In Italy, the majority of the balances relate to specific schemes required by the Government and amendments are weighted towards payment holidays and interest suspensions

—	Within UK home loans, term extensions account for over 60% of forbearance balances, the majority of the remainder being switches from ‘capital and interest’ to ‘interest only’ pre 2010

—
Loans in forbearance in principal Credit Cards, Overdrafts and Unsecured Loans portfolios decreased  5% to £1,211m. Forbearance programmes as a proportion of outstanding balances reduced in UK and US cards due to an improved credit environment and repayment behaviours and a tightening of forbearance policy in 2012

—	The increase in Italy forbearance is in part due to inclusion of €256m (£219m) of Italian government payment suspension schemes relating to earthquakes in Abruzzo, Emilia and Lombardy

Credit Risk
Wholesale Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges2	Loan loss rates
As at 30.06.13	£m	£m	£m	£m	%	£m	bps

Investment Bank1	187,256	640	186,616	835	0.4	179	19
Corporate Banking	68,295	2,180	66,115	3,966	5.8	265	78
- UK	52,007	450	51,557	1,377	2.6	83	32
- Europe	7,636	1,543	6,093	2,416	31.6	180	475
- Rest of World	8,652	187	8,465	173	2.0	2	5
Wealth and Investment Management	20,386	167	20,219	706	3.5	44	44
Africa RBB	6,767	198	6,569	719	10.6	35	104
Head Office and Other Operations	1,634	20	1,614	20	1.2	(1)	(12)
Total	284,338	3,205	281,133	6,246	2.2	522	37

As at 31.12.12
Investment Bank1	144,143	586	143,557	768	0.5	192	13
Corporate Banking	67,337	2,171	65,166	4,232	6.3	838	124
- UK	52,667	428	52,239	1,381	2.6	279	53
- Europe	8,122	1,536	6,586	2,607	32.1	527	649
- Rest of World	6,548	207	6,341	244	3.7	32	49
Wealth and Investment Management	19,236	141	19,095	603	3.1	38	20
Africa RBB	7,313	250	7,063	681	9.3	160	219
Head Office and Other Operations	1,466	16	1,450	19	1.3	-	-
Total	239,495	3,164	236,331	6,303	2.6	1,228	51

—
Gross loans and advances to customers and banks increased 19% during H113 principally due to a 30% rise in the Investment Bank as a result of higher settlement balances. For more detail, see analysis of Investment Bank wholesale loans and advances on page 82

—
The loan impairment charge decreased 26% to £522m (H112: £706m) principally due to improvements in Corporate Banking partly reflecting reduced impairment against large corporate clients in the UK and lower charges in Europe reflecting actions to reduce exposure to the Spanish property and construction sectors

—	The lower impairment charge coupled with the higher loan balances resulted in an annualised loan loss rate of 37bps (H112: 50bps; FY12: 51bps)

1
Investment Bank gross loans and advances include cash collateral and settlement balances of £129,667m as at 30 June 2013 and £85,116m as at 31 December 2012. Excluding these balances CRLs as a proportion of gross loans and advances were 1.5% and 1.3% respectively and the loan loss rates were 63bps and 33bps respectively.

2	Loan impairment charge as at December 2012 is the charge for the 12 month period.

Credit Risk

Potential Credit Risk Loans and Coverage Ratios
CRLs		PPLs		PCRLs
As at	As at	As at	As at	As at	As at
30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
£m	£m	£m	£m	£m	£m

Investment Bank	835	768	316	327	1,151	1,095
Corporate Banking	3,966	4,232	606	624	4,572	4,856
Wealth and Investment Management	706	603	103	74	809	677
Africa RBB	719	681	46	77	765	758
Head Office and Other Operations	20	19	1	-	21	19
Total wholesale	6,246	6,303	1,072	1,102	7,318	7,405

	Impairment allowance		CRL coverage		PCRL coverage
	As at	As at	As at	As at	As at	As at
	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
	£m	£m	%	%	%	%

Investment Bank	640	586	76.6	76.3	55.6	53.5
Corporate Banking	2,180	2,171	55.0	51.3	47.7	44.7
Wealth and Investment Management	167	141	23.7	23.4	20.6	20.8
Africa RBB	198	250	27.5	36.7	25.9	33.0
Head Office and Other Operations	20	16	100.0	84.2	95.2	84.2
Total wholesale	3,205	3,164	51.3	50.2	43.8	42.7

—	CRL balances decreased 1% to £6,246m primarily due to Corporate Banking where lower balances reflected a reduction in Europe, most notably Spain, following write-offs and a debt sale

—	This decrease was partially offset by higher balances in:

–	Wealth and Investment Management, principally reflecting the inclusion of a single name exposure

–	Investment Bank reflecting the inclusion of a single name exposure partially offset by sales and payments and the exit from one large position

Credit Risk

Analysis of Investment Bank Wholesale Loans and Advances at Amortised Cost
As at 30.06.13	Gross L&A	Impairment allowance	L&A net of impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment Charges	Loan loss rates
	£m	£m	£m	£m	%	£m	bps

Loans and advances to banks
Interbank lending	13,946	35	13,911	54	0.4	-	-
Cash collateral and settlement balances	26,217	-	26,217	-	-	-	-
Loans and advances to customers
Corporate lending	30,344	155	30,189	168	0.6	(13)	(9)
Government lending	1,322	-	1,322	-	-	-	-
Other wholesale lending	11,973	450	11,523	613	5.1	192	323
Cash collateral and settlement balances	103,454	-	103,454	-	-	-	-
Total	187,256	640	186,616	835	0.4	179	19

As at 31.12.12
Loans and advances to banks
Interbank lending	13,763	41	13,722	51	0.4	41	30
Cash collateral and settlement balances	23,350	-	23,350	-	-	-	-
Loans and advances to customers
Corporate lending	29,546	205	29,341	349	1.2	160	54
Government lending	1,369	-	1,369	-	-	-	-
Other wholesale lending	14,349	340	14,009	368	2.6	(9)	(6)
Cash collateral and settlement balances	61,766	-	61,766	-	-	-	-
Total	144,143	586	143,557	768	0.5	192	13

—	Investment Bank wholesale loans and advances increased 30% to £186,616m driven by higher settlement balances offset by a reduction in other wholesale lending

—
Excluding settlement and cash collateral balances from total loans and advances, the annualised loan loss rate for the Investment Bank increased to 63bps (2012: 33bps) due to a charge on a single name exposure within Other wholesale lending

—	Included within corporate lending and other wholesale lending portfolios are £1,280m (2012: £1,336m) of loans backed by retail mortgage collateral

Credit Risk

Wholesale Forbearance

—	Wholesale client relationships are individually managed and lending decisions are made with reference to specific circumstances and on bespoke terms

—
Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard terms (i.e. lending criteria below our current lending terms), that would not normally be considered. This includes all troubled debt restructures granted below our standard rates

—	Personal and Trusts includes Wealth and Investment Management clients that are high net worth individuals who organise their affairs through funds and trusts

—	Loan impairment on forbearance cases amounted to £1,005m (2012: £1,149m), which represented 26% (2012: 27%) of total forbearance balances

—
Maturity date extension accounted for the largest proportion of forbearance recognised, followed by changes to cashflow profile other than maturity extension and adjustments to or non-enforcement of covenants

—
Corporate borrowers accounted for 86% (2012: 89%) of balances and 94% (2012: 95%) of impairment booked to forbearance exposures at 30 June 2013, with impairment representing 28% (2012: 29%) of forbearance balances

—
Corporate Banking accounted for the single largest proportion of overall Wholesale forbearance, with forbearance exposures concentrated in Western Europe and particularly Spain, which accounted for 21% (2012: 29%) of total Wholesale forbearance balances and 43% (2012: 45%) of total impairment booked to forbearance exposures at 30 June 2013

Wholesale forbearance reporting split by exposure class
	Sovereign	Financial Institutions	Corporate	Personal and Trusts	Total
As at 30.06.13	£m	£m	£m	£m	£m

Restructure: reduced contractual cashflows	3	16	433	-	452
Restructure: maturity date extension	5	109	1,194	68	1,376
Restructure: changed cashflow profile (other than extension)	5	47	612	23	687
Restructure: payment other than cash	-	-	40	1	41
Change in security	-	-	30	8	38
Adjustments/ non enforced covenant	10	7	508	125	650
Other	1	-	537	130	668
Total	24	179	3,354	355	3,912

As at 31.12.12
Restructure: reduced contractual cashflows	4	16	405	-	425
Restructure: maturity date extension	5	107	1,412	33	1,557
Restructure: changed cashflow profile (other than extension)	5	46	876	26	953
Restructure: payment other than cash	-	-	71	1	72
Change in security	-	-	76	8	84
Adjustments/ non enforced covenant	10	7	626	128	771
Other	-	-	318	74	392
Total	24	176	3,784	270	4,254

Credit Risk Wholesale forbearance reporting split by business unit
	Corporate Banking	Investment Bank	Wealth & Investment Management	Africa RBB	Total
As at 30.06.13	£m	£m	£m	£m	£m
Restructure: reduced contractual cashflows	325	103	-	25	453
Restructure: maturity date extension	775	352	135	113	1,375
Restructure: changed cashflow profile (other than extension)	428	116	75	68	687
Restructure: payment other than cash (e.g. debt to equity)	40	-	1	-	41
Change in security	19	7	12	1	39
Adjustments/ non enforced covenant	296	73	279	1	649
Other	377	-	279	12	668
Total	2,260	651	781	220	3,912

As at 31.12.12
Restructure: reduced contractual cashflows	258	138	-	29	425
Restructure: maturity date extension	952	408	112	85	1,557
Restructure: changed cashflow profile (other than extension)	624	152	70	107	953
Restructure: payment other than cash (e.g. debt to equity)	64	7	1	-	72
Change in security	45	26	12	1	84
Adjustments/ non enforced covenant	377	115	277	2	771
Other	162	-	211	19	392
Total	2,482	846	683	243	4,254

UK Commercial Real Estate (UK CRE)

—	The UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors

—
Total loans and advances at amortised cost to UK CRE amounted to £9,271m (2012: £9,676m), with a total of £306m (3.3% of the total) being past due (2012: £295m; 3.0%). Impairment provisions allowances totalled £134m at 30 June 2013 (2012: £106m)

—	The impairment charge for H113 for the UK CRE portfolio was £28m (2012: £28m) principally within UK Corporate Banking

Commercial Real Estate1
As at	As at
30.06.13	31.12.12

UK CRE loans and advances (£m)	9,271	9,676
Past due balances (£m)	306	295
Balances past due as % of total loans	3.3%	3.0%
Impairment provision (£m)	134	106
Balances past due coverage ratio (%)	44%	36%

	Six months ended 30.06.13	Six months ended 30.06.12
Impairment charge (£m)	28	28

1 An additional £178m (2012: £270m) of UK CRE exposure is held at fair value.

Credit Risk

Group exposures to Eurozone countries

—
The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—
During H113 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 4% to £57.2bn (2012: £59.3bn) principally due to Sovereign exposure decreasing 50% to £2.7bn with a reduction in Spanish and Italian government bonds held as available for sale

—
As at 30 June 2013, the local net funding deficit in Italy was €13.6bn (2012: €11.8bn) and the deficit in Portugal was €4.4bn (2012: €4.1bn). The net funding surplus in Spain was €1.8bn (2012: €2.3bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

Summary of Group exposures

—
The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages 86 to 93. The basis of preparation is consistent with that described in the 2012 Annual Report

—
The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

						Net on-balance Sheet exposure	Gross on-balance sheet exposure	Contingent liabilities and commitments
					Other
		Financial		Residential	retail
Sovereign		institutions	Corporate	mortgages	lending
As at 30.06.13	£m	£m	£m	£m	£m	£m	£m	£m
Spain	292	1,028	4,976	13,546	2,436	22,278	30,345	3,245
Italy	1,967	390	1,489	16,034	2,072	21,952	30,260	3,464
Portugal	388	30	1,357	3,595	1,720	7,090	7,680	2,536
Ireland	26	4,194	1,144	108	114	5,586	9,752	1,363
Cyprus	-	-	133	45	29	207	301	48
Greece	2	7	40	6	14	69	1,185	3

As at 31.12.12
Spain	2,067	1,525	4,138	13,305	2,428	23,463	32,374	3,301
Italy	2,669	567	1,962	15,591	1,936	22,725	33,029	3,082
Portugal	637	48	1,958	3,474	1,783	7,900	8,769	2,588
Ireland	21	3,585	1,127	112	83	4,928	10,078	1,644
Cyprus	8	-	106	44	26	184	300	131
Greece	1	-	61	8	9	79	1,262	5

—	During H113 the Group’s sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 50% to £2.7bn

–	Spanish sovereign exposure reduced 86% to £292m due to the disposal of available for sale government bonds

–	Italian sovereign exposure decreased 26% to £2bn principally due to a reduction in government bonds held as available for sale

—
Residential mortgage and other retail exposures increased by 2% to £33.3bn and £6.4bn respectively, reflecting foreign exchange movements offset partially by  lower new originations across Spain, Italy and Portugal

—	Corporate exposure reduced 2% to £9.1bn, largely reflecting reduced lending in Italy and Portugal, partially offset by increased trading assets in Spain and foreign exchange movements

—
Exposures to financial institutions fell marginally by 1% to £5.6bn, with lower exposure in Spain and Italy offset predominately by increased exposure in Ireland relating to a loan to a single investment grade counterparty

Credit Risk

Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

						Net on-balance sheet exposure	Gross on-balance sheet exposure	Contingent liabilities and commitments
					Other
		Financial		Residential	retail
Sovereign		institutions	Corporate	mortgages	lending
As at 30.06.13	£m	£m	£m	£m	£m	£m	£m	£m
France	3,448	5,422	5,328	2,584	182	16,964	56,365	8,647
Germany	1,985	4,760	6,621	26	2,013	15,405	58,055	7,160
Netherlands	3,336	4,480	1,958	16	70	9,860	26,092	2,286
Belgium	2,866	17	390	13	4	3,290	9,480	778
Luxembourg	39	823	706	208	22	1,798	5,027	931
Austria	1,092	340	151	1	6	1,590	3,528	210
Finland	1,079	120	38	3	-	1,240	6,454	463
Other	130	4	11	5	64	214	466	-

As at 31.12.12
France	3,746	5,553	4,042	2,607	121	16,069	59,317	7,712
Germany	282	4,462	4,959	27	1,734	11,464	62,043	6,604
Netherlands	3,503	4,456	2,002	16	92	10,069	28,565	2,205
Belgium	2,548	333	239	9	6	3,135	10,602	1,525
Luxembourg	13	1,127	704	151	49	2,044	6,009	812
Austria	1,047	228	187	5	-	1,467	3,930	127
Finland	1,044	209	140	3	-	1,396	9,120	461
Other	210	9	24	26	41	310	649	25

Credit Risk Spain								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	989	(989)	-	30	-	-	30	208	238	476
Financial institutions	694	(177)	517	6,591	(6,430)	(157)	4	272	793	788
Corporate	1,440	(136)	1,304	407	(181)	2	228	380	1,912	817

										Total as at 31.12.12
				Available for Sale Assets as at 30.06.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m
Sovereign					23		-		23	1,562
Financial institutions					161		4		165	480
Corporate					8		-		8	10

				Loans and Advances as at 30.06.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m
Sovereign					31		-		31	29
Financial institutions					81		(11)		70	257
Residential mortgages					13,677		(131)		13,546	13,305
Corporate					4,055		(999)		3,056	3,311
Other retail lending					2,565		(129)		2,436	2,428

									Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

									£m	£m
Financial institutions									184	88
Residential mortgages									10	12
Corporate									2,029	1,938
Other retail lending									1,023	1,263

—	Sovereign

–
£292m (2012: £2,067m) largely consisting of holdings in government bonds held at fair value through profit and loss.  During the period Spanish sovereign exposure reduced due to the disposal of AFS government bonds

—	Financial institutions

–	£793m (2012: £788m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities

–	£165m (2012: £480m) AFS assets with £4m (2012: £11m loss) cumulative gain held in AFS reserve

—	Residential mortgages

–
£13,546m (2012: £13,305m) fully secured on residential property with average balance weighted marked to market LTV of 65.7% (2012: 64.6%). The increase in LTV is reflected in the CRL coverage of 38% (2012: 36%)

–	90 day arrears rates have remained stable at 0.7% (2012: 0.7%) while gross charge off rates have improved slightly to 1.0% (2012: 1.1%)

—	Corporate

–
Net lending to corporates of £3,056m (2012: £3,311m) with CRLs of £1,710m (2012: £1,887), impairment allowance of £999m (2012: £1,060m) and CRL coverage of 58% (2012: 56%). Balances on early warning lists peaked in November 2010

1
 ‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Credit Risk

–	The portfolio is kept under close review. Early warning list (EWL) balances remain on the reducing trend seen since the peak in H110. Over this period, EWL balances have more than halved

–
Net lending to property and construction industry of £1,692m (2012: £2,009m) largely secured on real estate collateral, with CRLs of £1,208m (2012: £1,429m), impairment allowance of £741m (2012: £820m) and CRL coverage of 61% (2012: 57%)

–	Corporate impairment in Spain was at its highest level during H110 when commercial property declines were reflected earlier in the cycle

–	£345m (2012: £359m) lending to multinational and large national corporates, which continues to perform

—	Other retail lending

–
£1,051m (2012: £1,052m) credit cards and unsecured loans. 30 day arrears marginally improved while 90 days arrears rates increased. Gross charge off rates in credit cards and unsecured loans were stable in H113

–	£1,007m (2012: £1,045m) lending to small and medium enterprises (SMEs), largely secured against residential or commercial property

Credit Risk
Italy								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sovereign	2,401	(2,401)	-	1,714	(471)	2	1,245	2	1,247	1,123
Financial institutions	200	(122)	78	4,888	(3,144)	(1,744)	-	175	253	391
Corporate	215	(129)	86	399	(161)	(133)	105	304	495	699

										Total as at 31.12.12
				Available for Sale Assets as at 30.06.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m

Sovereign	706	14	720	1,537
Financial institutions	62	2	64	138
Corporate	26	2	28	29

	Loans and Advances as at 30.06.13			Total as at 31.12.12
		Impairment
Held at Amortised Cost	Gross	Allowances	Total
	£m	£m	£m	£m

Sovereign	-	-	-	9
Financial institutions	73	-	73	38
Residential mortgages	16,160	(126)	16,034	15,591
Corporate	1,105	(138)	967	1,234
Other retail lending	2,206	(132)	2,074	1,936

			Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

			£m	£m

Financial institutions	338	90
Residential mortgages	43	45
Corporate	2,284	2,158
Other retail lending	799	789

—	Sovereign

–
Predominantly £1,247m (2012: £1,123m) government bonds held at fair value through profit and loss and AFS government bonds of £720m (2012: £1,537m). AFS government bonds has £14m cumulative fair value gain (2012: £28m) held in the AFS reserve

—	Residential mortgages

–	£16,034m (2012: £15,591m) secured on residential property with average valuation weighted marked to market LTVs of 46.6% (2012: 46.7%). CRL coverage of 24% (2012: 23%) marginally increased

–	90 day arrears at 1.0% (2012: 1.0%) were broadly stable, however gross charge off rates improved to 0.7% (2012: 0.8%)

—	Corporate

–	£967m (2012: £1,234m) focused on large corporate clients with limited exposure to property sector

–	Balances on EWL increased in 2013 due to the inclusion of a single counterparty. Excluding this counterparty, balances on early warning list have been broadly stable

—	Other retail lending

–
£1,194m (2012: £1,337m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans deteriorated during 2013 while charge-off rates improved

–	£418m (2012: £434m) credit cards and other unsecured loans. Arrears rates (both 30 and 90 days) in cards and unsecured loans slightly increased while gross charge-off rates have improved in H113

1
‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Credit Risk
Portugal								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sovereign	124	(124)	-	235	(235)	-	-	-	-	8
Financial institutions	9	(9)	-	168	(134)	(34)	-	-	-	18
Corporate	48	(23)	25	79	(28)	(4)	47	-	72	252

										Total as at 31.12.12
				Available for Sale Assets as at 30.06.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m

Sovereign	350	5	355	594
Financial institutions	2	-	2	2
Corporate	155	-	155	331

	Loans and Advances as at 30.06.13			Total as at 31.12.12
		Impairment
Held at Amortised Cost	Gross	Allowances	Total
	£m	£m	£m	£m

Sovereign	33	-	33	35
Financial institutions	28	-	28	28
Residential mortgages	3,633	(38)	3,595	3,474
Corporate	1,450	(320)	1,130	1,375
Other retail lending	1,882	(162)	1,720	1,783

			Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

			£m	£m

Financial institutions	-	1
Residential mortgages	14	25
Corporate	728	889
Other retail lending	1,793	1,673

—	Sovereign

–	£388m (2012: £637m) of largely AFS government bonds. No impairment and £5m (2012: £4m loss) cumulative fair value gain held in the AFS reserve

—	Residential mortgages

–	Secured on residential property with average balance weighted LTVs of 79.7% (2012: 77.6%). The higher LTV is reflected in a higher CRL coverage of 33% (2012: 29%)

–	90 day arrears rates improved to 0.4% (2012: 0.7%) while recoveries impairment coverage increased to 30.0% (2012: 25.6%) driven by an increase in loss given default rates

—	Corporate

–	Net lending to corporates of £1,130m (2012: £1,375m), with CRLs of £548m (2012: £501m), impairment allowance of £320m (2012: £296m) and CRL coverage of 58% (2012: 59%)

–
Net lending to the property and construction industry of £302m (2012: £364m) secured, in part, against real estate collateral, with CRLs of £294m (2012: £275m), impairment allowance of £160m (2012: £149m) and CRL coverage of 54% (2012: 54%)

—	Other retail lending

–	£965m (2012: £950m) credit cards and unsecured loans. During 2013, arrears rates in cards portfolio deteriorated while charge-off rates remained stable

–	CRL coverage of 78% (2012: 74%) driven by credit cards and unsecured loans exposure

1
‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Credit Risk
Ireland								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sovereign	175	(175)	-	269	(2)	(253)	14	2	16	12
Financial institutions	1,183	(54)	1,129	3,611	(2,578)	(987)	46	538	1,713	1,558
Corporate	190	(58)	132	146	(58)	(2)	86	79	297	293

										Total as at 31.12.12
				Available for Sale Assets as at 30.06.13
Fair Value through OCI				Cost1		AFS Reserve			Total
				£m		£m			£m	£m

Sovereign	9	1	10	9
Financial institutions	43	(1)	42	60
Corporate	5	(1)	4	4

	Loans and Advances as at 30.06.13			Total as at 31.12.12
		Impairment
Held at Amortised Cost	Gross	Allowances	Total
	£m	£m	£m	£m

Financial institutions	2,439	-	2,439	1,967
Residential mortgages	112	(4)	108	112
Corporate	852	(9)	843	830
Other retail lending	114	-	114	83

			Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

			£m	£m

Sovereign	7	-
Financial institutions	627	628
Corporate	728	1,007
Other retail lending	-	9

—	Financial institutions

–	Exposure focused on financial institutions with investment grade credit ratings

–	Exposure to Irish banks amounted to £153m (2012: £102m)

–	£1.5bn (2012: £1.4bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

—	Corporate

–	£843m (2012: £830m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

–	The portfolio continues to perform and has not been materially impacted by the decline in the property sector

1
‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS Reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

Credit Risk

Cyprus								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial institutions	-	-	-	75	(75)	-	-	-	-	-
Corporate	3	-	3	29	-	(17)	12	-	15	12

				Loans and Advances as at 30.06.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m

Sovereign	-	-	-	8
Residential mortgages	45	-	45	44
Corporate	119	1	120	94
Other retail lending	29	-	29	26

			Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

			£m	£m

Corporate	33	94
Other retail lending	15	37

Greece								Designated at FV through P&L
	Trading Portfolio			Derivatives					Total as at 30.06.13	Total as at 31.12.12
Fair Value through						Cash
Profit and Loss	Assets	Liabilities	Net	Assets	Liabilities	Collateral	Net
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sovereign	2	-	2	-	-	-	-	-	2	1
Financial institutions	-	-	-	1,123	(315)	(801)	7	-	7	-
Corporate	37	-	37	-	-	-	-	-	37	3

				Loans and Advances as at 30.06.13						Total as at 31.12.12
							Impairment
Held at Amortised Cost					Gross		Allowances		Total
					£m		£m		£m	£m

Residential mortgages	6	-	6	8
Corporate	3	-	3	58
Other retail lending	21	(7)	14	9

			Total as at 30.06.13	Total as at 31.12.12
Contingent Liabilities and Commitments

			£m	£m

Corporate	3	3
Other retail lending	-	2

Credit Risk

Credit derivatives referencing Eurozone sovereign debt

—
The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Italy and Portugal, these have the net effect of reducing the Group’s exposure in the event of sovereign default

As at 30.06.13	Spain	Italy	Portugal	Ireland	Cyprus	Greece
	£m	£m	£m	£m	£m	£m
Fair value
- Bought	621	1,249	312	35	2	-
- Sold	(612)	(1,186)	(305)	(43)	(1)	-
Net derivative fair value	9	63	7	(8)	1	-

Contract notional amount
- Bought	(12,920)	(22,132)	(4,152)	(3,587)	(8)	-
- Sold	12,962	21,475	4,131	3,632	8	-
Net derivative notional amount	42	(657)	(21)	45	-	-

Net exposure to/(protection from) credit derivatives in the event of sovereign default (notional less fair value)	51	(594)	(14)	37	1	-

As at 31.12.12
Net (protection from)/exposure to credit derivatives in the event of sovereign default (notional less fair value)	(122)	(307)	(88)	44	-	-

—	Credit derivatives are contracts whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the credit derivative contract

—	Credit derivatives referencing sovereign assets are bought and sold to support client transactions and for risk management purposes

—	The contract notional amount represents the size of the credit derivative contracts that have been bought or sold, while the fair value represents the change in the value of the reference asset

—
The net protection or exposure from credit derivatives in the event of sovereign default amount represents a net purchase or sale of insurance by the Group. This insurance reduces or increases the Group’s total exposure and should be considered alongside the direct exposures disclosed in the preceding pages

Eurozone balance sheet redenomination risk

—
Redenomination risk is the risk of financial loss to the Group should one or more countries exit the Euro, leading to the devaluation of local balance sheet assets and liabilities. The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and liabilities

—
Within Barclays, retail banking, corporate banking and wealth management activities in the Eurozone are generally booked locally within each country. Locally booked customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding need is met through local funding secured against customer loans and advances, with any residual need funded through the Group

—
During H113, the net funding mismatch increased from €11.8bn to €13.6bn in Italy and from €4.1bn to €4.4bn in Portugal. The surplus in Spain decreased from €2.3bn to €1.8bn. These increases were predominantly driven by a reduction in local liabilities, including the partial repayment of the European Central Bank’s 3 year LTRO in Portugal and Spain

—	Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

—
Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Market Risk

Analysis of the Investment Bank’s market risk exposure

—
The Investment Bank’s market risk positions are monitored, reported and challenged by an independent Risk department. Measurement methodologies are continually monitored and scenarios used for stress tests are regularly reviewed to ensure that they remain appropriate

—
Daily Value at Risk (DVaR) is one of a range of market risk metrics used in the Investment Bank to measure and control market risk. This measure is further supplemented with additional metrics used to manage the firm’s trading exposures such as stress testing, scenario analysis and position limits

—
The Investment Bank’s management DVaR is calculated at a 95% confidence level, assuming a one day holding period. The calculation is based on historical simulation of the most recent two years of data. This is calculated and reported internally on a daily basis

—	Total DVaR fell by 26% to £31m since the same period in 2012 due to decreases in Foreign Exchange Risk (33% decrease), Spread Risk (38% decrease) and Credit Risk (19% decrease)

—	The business remained well within the DVaR limits approved by the Barclays Board Financial Risk Committee throughout H113

	Half year ended 30.06.13			Half year ended 31.12.12			Half year ended 30.06.12
DVaR (95%)	Daily Avg	High1	Low1	Daily Avg	High1	Low1	Daily Avg	High1	Low1
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate risk	14	24	6	15	23	8	13	22	7
Credit risk	21	25	17	25	33	18	26	44	20
Basis risk	13	17	9	15	21	7	7	8	5
Inflation risk	4	8	2	3	7	2	4	6	2
Spread risk	15	21	7	22	27	17	24	31	20
Commodity risk	5	8	4	5	7	4	6	9	4
Equity risk	10	21	5	9	19	4	10	17	6
Foreign exchange risk	4	7	2	5	9	2	6	10	3
Diversification effect	(55)	na	na	(66)	na	na	(53)	na	na
Total DVaR	31	39	23	34	42	27	42	75	29

1The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

Statement of Directors’ Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 11 to 15 and 97 to 130 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

An indication of important events that have occurred during the six months ended 30 June 2013 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

Material related party transactions in the six months ended 30 June 2013 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

Antony Jenkins Chris Lucas

Group Chief ExecutiveGroup Finance Director

Independent Auditors’ Review Report to Barclays PLC

Introduction

We have been engaged by Barclays PLC to review the condensed set of consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2013, which comprises the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income, Condensed Consolidated Balance Sheet, Condensed Consolidated Statement of Changes in Equity, Condensed Consolidated Cash Flow Statement and related notes. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors’ responsibilities1,2

The interim results announcement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in the ‘ Accounting Policies’ section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2013 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
29 July 2013

1
The maintenance and integrity of the Barclays website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Statement Notes

1.    Basis of preparation

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2012 Annual Report, except for the following accounting standards which were adopted by the Group on 1 January 2013:

IFRS 10 Consolidated Financial Statements

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduced new criteria to determine whether entities in which the Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures.

IAS 19 (Revised 2011) Employee Benefits

IAS 19 (Revised 2011), amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Group deferred these over the remaining average service lives of the employees (known as the ‘corridor’ approach).

Comparatives have been fully restated for IFRS 10 and IAS19 in accordance with their transition requirements. IFRS 10 requires the presentation of restated comparatives immediately prior to the first period of application only. The Group published a restatement document on 16 April 2013 describing the financial impacts of IFRS 10 and IAS 19.

The financial impact on the Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of Accounting Restatements		Restatement Adjustments
	2012 as Published	IFRS 10	IAS 19	2012 as Restated
Adjusted Income Statement	£m	£m	£m	£m

Profit before tax	7,048	573	(22)	7,599
Tax	(2,025)	(134)	-	(2,159)
Profit after tax	5,023	439	(22)	5,440

Balance Sheet
Total assets	1,490,321	(144)	(1,842)	1,488,335
Total liabilities	1,427,364	333	652	1,428,349
Total shareholders' equity	62,957	(477)	(2,494)	59,986

IFRS 13 Fair Value Measurement

IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The adoption of IFRS 13 did not have a material financial impact on the Group.

Future accounting developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of its financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in the Group’s credit rating included in changes in the value of the Group’s issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The current effective date is 1 January 2015, but may be delayed.

For more information on future accounting changes, refer to the Barclays 2012 Annual Report.

Financial Statement Notes

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

2. Net Interest Income
	Half Year	Half Year	Half Year
	Ended	Ended	Ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Cash and balances with central banks	101	84	169
Available for sale investments1	881	674	1,062
Loans and advances to banks	215	191	185
Loans and advances to customers	7,939	7,984	8,464
Other	115	220	179
Interest income	9,251	9,153	10,059

Deposits from banks	(98)	(86)	(171)
Customer accounts1	(1,363)	(1,260)	(1,225)
Debt securities in issue	(1,241)	(1,342)	(1,579)
Subordinated liabilities	(879)	(815)	(817)
Other	(93)	(125)	(138)
Interest expense	(3,674)	(3,628)	(3,930)

Net interest income	5,577	5,525	6,129

1The June 2012 comparative for interest income from available for sale investments has been restated from £1,703m to £1,062m and the comparative for interest expense from customer accounts from £1,866m to £1,225m to more appropriately reflect the nature of certain transactions. Total net interest income does not change.

Financial Statement Notes

 3.   Staff Costs1

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.13	31.12.12	30.06.12
Compensation costs	£m	£m	£m
Deferred bonus charge	655	568	655
Current year bonus charges	511	328	539
Sales commissions, commitments and other incentives	204	107	228
Performance costs	1,370	1,003	1,422
Salaries	2,703	2,606	2,648
Social security costs	376	316	369
Post retirement benefits	348	270	342
Allowances and trading incentives	163	156	106
Other compensation costs	190	239	282
Total compensation costs	5,150	4,590	5,169

Other resourcing costs
Outsourcing	522	551	448
Redundancy and restructuring	383	11	57
Temporary staff costs	281	271	210
Other	95	99	61
Total other resourcing costs	1,281	932	776

Total staff costs	6,431	5,522	5,945

Total employees
Full time equivalent	139,900	139,200	139,000

Total staff costs increased 8% to £6,431m, principally reflecting £383m redundancy and restructuring costs across Europe RBB and the Investment Bank as part of Transform.

Group compensation costs were broadly stable at £5,150m (2012: £5,169m) with the Group compensation: adjusted net operating income ratio remaining at 38% (FY12: 38%; H112: 38%). Group performance costs reduced 4% to £1,370m with the Group current year bonus charge reducing 5% to £511m, including £94m of deferred bonus charges accelerated as part of Transform. The deferred bonus charge for 2013 remained stable, and there was an expected charge of £1.2bn (2012: £1.7bn) relating to future periods for bonus awards granted but not yet expensed as at 30 June 2013.

Investment Bank compensation costs were £2,542m (2012: £2,579m) with the Investment Bank compensation: income ratio remaining stable at 39% (FY12: 40%; H112: 40%). Investment Bank performance costs reduced 3% to £1,009m, compared to a 7% increase in profit before tax.

No awards have yet been granted in relation to the 2013 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

Other resourcing costs increased by £505m to £1,281m primarily due to £383m of redundancy and restructuring costs relating to Costs to Achieve Transform.

1For H113 the Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and increase staff costs by £522m in H113 and £448m in H112.

Financial Statement Notes

4.  Administration and General Expenses1

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Infrastructure costs
Property and equipment	899	764	892
Depreciation of property, plant and equipment	331	332	337
Operating lease rentals	320	315	307
Amortisation of intangible assets	234	224	211
Impairment of property, equipment and intangible assets	48	14	3
Total infrastructure costs	1,832	1,649	1,750

Other costs
Consultancy, legal and professional fees	541	606	576
Subscriptions, publications, stationery and communications	390	360	367
Marketing, advertising and sponsorship	257	315	257
Travel and accommodation	153	167	157
Other administration and general expenses	177	78	468
Total other costs	1,518	1,526	1,825

Total administration and general expenses	3,350	3,175	3,575

Administration and general expenses have reduced 6% to £3,350m (2012: £3,575m) primarily reflecting the non-recurrence of the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates, offset by costs to achieve Transform of £160m.

5. UK Bank Levy

UK legislation was enacted in July 2011 to introduce an annual bank levy, which is calculated by reference to the Group’s year end liabilities. The levy resulted in an additional operating expense of £345m for the year ended 31 December 2012. The total cost for 2013 is expected to be approximately £520m, all of which is due to be recognised on 31 December 2013 in accordance with IFRS.

6.Tax

The tax charge for H113 was £594m (2012: £313m) representing an effective tax rate of 35.4% (2012: 35.9%). The effective tax rate for both periods is higher than the UK tax rate of 23.25% (2012: 24.5%) because of profits outside of the UK being taxed at local statutory tax rates that are higher than the UK statutory tax rate, non-creditable taxes and non-deductible expenses, partially offset by the effect of non-taxable gains and income.

	Assets			Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
	£m	£m	£m	£m	£m	£m

Current tax	149	252	266	(698)	(621)	(352)
Deferred tax	4,548	3,563	3,693	(284)	(341)	(647)
Total	4,697	3,815	3,959	(982)	(962)	(999)

The deferred tax asset of £4,548m (2012: £3,563m) mainly relates to amounts in the UK, USA and Spain.

1For H113 the Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and increase staff costs by £522m in H113 and £448m in H112.

Financial Statement Notes

7. Non-controlling Interests
Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
30.06.13	31.12.12	30.06.12	30.06.13	31.12.12	30.06.12
£m	£m	£m	£m	£m	£m

Barclays Bank PLC Issued:
- Preference shares	239	230	232	5,948	5,927	5,942
- Upper Tier 2 instruments	1	2	2	486	591	589
Absa Group Limited	158	150	154	2,509	2,737	2,842
Other non-controlling interests	14	13	22	111	116	112
Total	412	395	410	9,054	9,371	9,485

8. Earnings Per Share
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Profit/(loss) attributable to equity holders of the parent	671	(772)	148
Basic weighted average number of shares in issue1	12,675	12,223	12,215
Number of potential ordinary shares	365	375	317
Diluted weighted average number of shares	13,040	12,598	12,532

Basic earnings/(loss) per ordinary share	5.3p	(6.3p)	1.2p
Diluted earnings/(loss) per ordinary share	5.2p	(6.3p)	1.2p

9.Dividends on Ordinary Shares

It is Barclays’ policy to declare and pay dividends on a quarterly basis. The first interim dividend for 2013 of 1p per share was paid on 7 June 2013. The Board has decided to pay on 13 September 2013, a second interim dividend for 2013 of 1p per ordinary share to shareholders on the share register on 9 August 2013, making a total for the first half of 2013 of 2p (2012: 2p). Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays PLC Scrip Dividend Programme (the Programme), which was approved by shareholders at the Barclays 2013 Annual General Meeting. The Programme will initially be offered for the second interim dividend and for any dividends paid thereafter (subject to the Directors making the Programme available for each dividend).

	Half Year Ended 30.06.13		Half Year Ended 31.12.12		Half Year Ended 30.06.12
Dividends Paid During the Period	Per Share	Total	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m	Pence	£m

Final dividend paid during period	3.5p	442	-	-	3.0p	366
Interim dividends paid during period	1.0p	128	2.0p	245	1.0p	122

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on 13 September 2013 to ADR holders on the record at close of business on 9 August 2013.

1The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.

Financial Statement Notes

10. Derivative Financial Instruments
	Contract Notional Amount	Fair Value
As at 30.06.13		Assets	Liabilities
	£m	£m	£m

Foreign exchange derivatives	5,611,437	64,279	(67,837)
Interest rate derivatives	36,824,042	280,046	(264,599)
Credit derivatives	1,956,420	28,559	(28,128)
Equity and stock index and commodity derivatives	992,595	27,159	(33,231)
Derivative assets/(liabilities) held for trading	45,384,494	400,043	(393,795)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	158,440	1,332	(595)
Derivatives designated as fair value hedges	127,140	1,642	(1,347)
Derivatives designated as hedges of net investments	22,496	55	(388)
Derivative assets/(liabilities) designated in hedge accounting relationships	308,076	3,029	(2,330)

Total recognised derivative assets/(liabilities)	45,692,570	403,072	(396,125)

As at 31.12.12
Foreign exchange derivatives	4,423,737	59,299	(63,821)
Interest rate derivatives	32,995,831	351,381	(336,625)
Credit derivatives	1,768,180	29,797	(29,208)
Equity and stock index and commodity derivatives	1,005,366	24,880	(29,933)
Derivative assets/(liabilities) held for trading	40,193,114	465,357	(459,587)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	177,122	2,043	(1,097)
Derivatives designated as fair value hedges	108,240	1,576	(1,984)
Derivatives designated as hedges of net investments	17,460	180	(53)
Derivative assets/(liabilities) designated in hedge accounting relationships	302,822	3,799	(3,134)

Total recognised derivative assets/(liabilities)	40,495,936	469,156	(462,721)

As at 30.06.12
Foreign exchange derivatives	5,067,266	58,663	(63,369)
Interest rate derivatives	38,549,480	374,359	(357,665)
Credit derivatives	1,926,860	48,100	(46,539)
Equity and stock index and commodity derivatives	1,505,558	31,584	(35,278)
Derivative assets/(liabilities) held for trading	47,049,164	512,706	(502,851)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	210,141	2,760	(1,414)
Derivatives designated as fair value hedges	133,581	2,121	(3,388)
Derivatives designated as hedges of net investments	10,246	106	(59)
Derivative assets/(liabilities) designated in hedge accounting relationships	353,968	4,987	(4,861)

Total recognised derivative assets/(liabilities)	47,403,132	517,693	(507,712)

The fair value of gross derivative assets decreased by 14% to £403bn (2012: £469bn) reflecting the impact of optimisation initiatives to reduce gross derivative exposures and increases in the major forward curves, offset by movements in the foreign exchange rates.

Information on further netting of derivative financial instruments is included within note 12, Offsetting financial assets and financial liabilities.

Financial Statement Notes

11.Financial Instruments Held at Fair Value

This section should be read in conjunction with Note 18 “Fair value of financial instruments” of the 2012 Annual Report, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and, the Valuation control framework which governs the oversight of valuations.

Comparison of carrying amounts and fair values

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the 2012 Annual Report disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

As at 30.06.13		As at 31.12.12
Carrying amount	Fair value	Carrying amount	Fair value
£m	£m	£m	£m

Financial assets
Cash and balances at central banks	72,720	72,720	86,191	86,191
Items in the course of collection from other banks	2,578	2,578	1,473	1,473
Loans and advances to banks	46,451	46,451	40,462	40,462
Loans and advances to customers:
– Home loans	179,903	169,256	174,988	164,608
– Credit cards, unsecured and other retail lending	66,351	65,312	66,414	65,357
– Corporate loans	223,808	217,839	182,504	176,727
Reverse repurchase agreements and other similar secured lending	222,881	222,881	176,522	176,461

Financial liabilities
Deposits from banks	(78,330)	(78,330)	(77,012)	(77,025)
Items in course of collection due to other banks	(1,542)	(1,542)	(1,587)	(1,587)
Customer accounts:
– Current and demand accounts	(132,694)	(132,694)	(127,786)	(127,786)
– Savings accounts	(120,593)	(120,593)	(99,875)	(99,875)
– Other time deposits	(206,977)	(207,058)	(157,750)	(157,752)
Debt securities in issue	(102,946)	(103,365)	(119,525)	(119,669)
Repurchase agreements and other similar secured borrowing	(259,539)	(259,539)	(217,178)	(217,178)
Subordinated liabilities	(22,641)	(22,516)	(24,018)	(23,467)

Financial Statement Notes

Fair Value Hierarchy

IFRS 13 Fair Value Measurement requires an entity to classify its financial instruments held at fair value according to a hierarchy that reflects the significance of observable market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes liquid government bonds actively traded through an exchange or clearing house, actively traded listed equities and actively exchange-traded derivatives.

Valuation technique using observable inputs – Level 2

Financial instruments classified as Level 2 have been valued using models whose inputs are observable in an active market. Valuations based on observable inputs include financial instruments such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

This category includes most investment grade and liquid high yield bonds, certain asset backed securities, US agency securities, government bonds, less actively traded listed equities, bank, corporate and municipal obligations, certain OTC derivatives, certain convertible bonds, certificates of deposit, commercial paper, collateralised loan obligations (CLOs), most commodities based derivatives, credit derivatives, certain credit default swaps (CDSs), most fund units, certain loans, foreign exchange spot and forward transactions and certain issued notes.

Valuation technique using significant unobservable inputs – Level 3

Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. An input is deemed significant if it is shown to contribute more than 10% to the valuation of a financial instrument.

Unobservable input levels are generally determined based on observable inputs of a similar nature, historical observations or other analytical techniques.

The Level 3 category includes certain corporate debt securities, distressed debt, private equity investments, commercial real estate loans, certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities), certain convertible bonds, certain CDSs, derivative exposures to monoline insurers, certain fund units, certain asset backed securities, certain issued notes, certain CDOs (synthetic and some cash underlyings), certain CLOs and certain loans.

Financial Statement Notes

The following table shows the Group’s financial assets and liabilities that are held at fair value disaggregated by fair value hierarchy and balance sheet classification:

	Valuations based on
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.13	£m	£m	£m	£m
Trading portfolio assets	58,758	85,208	8,015	151,981
Financial assets designated at fair value	16,043	25,997	4,807	46,847
Derivative financial assets	3,128	393,933	6,011	403,072
Available for sale assets	37,599	51,326	2,782	91,707
Total assets	115,528	556,464	21,615	693,607

Trading portfolio liabilities	(25,504)	(33,644)	(212)	(59,360)
Financial liabilities designated at fair value	-	(69,471)	(1,803)	(71,274)
Derivative financial liabilities	(2,541)	(388,450)	(5,134)	(396,125)
Total liabilities	(28,045)	(491,565)	(7,149)	(526,759)

As at 31.12.12
Trading portfolio assets	51,639	86,199	8,514	146,352
Financial assets designated at fair value	14,518	26,025	6,086	46,629
Derivative financial assets	2,863	460,076	6,217	469,156
Available for sale assets	28,949	43,280	2,880	75,109
Total assets	97,969	615,580	23,697	737,246

Trading portfolio liabilities	(20,294)	(24,498)	(2)	(44,794)
Financial liabilities designated at fair value	(182)	(76,024)	(2,355)	(78,561)
Derivative financial liabilities	(2,666)	(455,068)	(4,987)	(462,721)
Total liabilities	(23,142)	(555,590)	(7,344)	(586,076)

As at 30.06.12
Trading portfolio assets	71,718	86,367	9,367	167,452
Financial assets designated at fair value	9,636	29,388	7,737	46,761
Derivative financial assets	1,902	507,134	8,657	517,693
Available for sale assets	31,377	34,574	2,974	68,925
Total assets	114,633	657,463	28,735	800,831

Trading portfolio liabilities	(25,387)	(26,251)	(109)	(51,747)
Financial liabilities designated at fair value	(51)	(92,169)	(2,930)	(95,150)
Derivative financial liabilities	(1,885)	(499,020)	(6,807)	(507,712)
Total liabilities	(27,323)	(617,440)	(9,846)	(654,609)

Included in financial assets designated at fair value is the Education, Social Housing and Local Authority loan portfolio of £16.2bn (2012: £17.6bn) whose valuation continues to use internal credit spreads among other (observable) factors. Valuation uncertainty arises mainly from the long dated nature of the portfolio, the lack of active secondary market in the loans and the lack of observable loan counterparty credit spreads. Should the valuation of the underlying assets become observable, for instance because of sales of comparable assets by third parties, this could be at a materially different valuation to the current carrying value.

Financial Statement Notes

The following table shows the Group’s financial assets and liabilities that are held at fair value disaggregated by fair value hierarchy and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	£m	£m	£m	£m	£m	£m
As at 30.06.13
Interest rate derivatives	1	281,661	1,358	-	(265,512)	(1,029)
Foreign exchange derivatives	2	64,162	170	(2)	(68,069)	(154)
Credit derivatives1	-	26,180	2,379	-	(26,941)	(1,187)
Equity derivatives	3,122	8,577	1,500	(2,504)	(14,654)	(2,038)
Commodity derivatives	1	13,315	644	(1)	(13,312)	(722)
Government and government sponsored debt	64,626	71,545	226	(15,539)	(27,704)	-
Corporate debt	1,346	24,967	3,274	-	(3,802)	(15)
Certificates of deposit, commercial paper and other money market instruments	316	5,486	-	-	(2,905)	(578)
Reverse repurchase and repurchase agreements	-	7,713	-	-	(7,589)	-
Non asset backed loans	-	18,123	1,514	-	(6)	-
Asset backed securities	20	25,438	3,294	-	(622)	(209)
Commercial real estate loans	-	-	1,578	-	-	-
Issued debt	-	-	-	-	(55,323)	(1,162)
Equity cash products	42,827	4,176	156	(9,964)	(2,197)	-
Funds and fund linked products	936	1,441	671	(35)	(1,257)	(51)
Physical commodities	2,317	3,049	-	-	(76)	-
Other2	14	631	4,851	-	(1,596)	(4)
Total	115,528	556,464	21,615	(28,045)	(491,565)	(7,149)
As at 31.12.12
Interest rate derivatives	-	353,647	1,353	-	(338,502)	(1,204)
Foreign exchange derivatives	1	59,275	203	-	(63,630)	(244)
Credit derivatives1	-	26,758	3,039	-	(28,002)	(1,206)
Equity derivatives	2,851	6,281	1,092	(2,626)	(10,425)	(1,702)
Commodity derivatives	12	13,984	660	(5)	(14,632)	(543)
Government and government sponsored debt	65,598	60,336	367	(13,098)	(20,185)	-
Corporate debt	844	28,640	3,339	(130)	(3,312)	(36)
Certificates of deposit, commercial paper and other money market instruments	203	5,443	-	(5)	(7,840)	(760)
Reverse repurchase and repurchase agreements	-	6,034	-	-	(6,020)	-
Non asset backed loans	21	19,666	2,365	(2)	(3)	-
Asset backed securities	17	26,787	4,106	(2)	(831)	-
Commercial real estate loans	-	-	1,798	-	-	-
Issued debt	-	-	-	-	(57,303)	(1,439)
Equity cash products	26,992	2,855	145	(7,236)	(1,111)	-
Funds and fund linked products	737	2,447	754	(38)	(2,000)	(122)
Physical commodities	678	2,438	-	-	(73)	-
Other2	15	989	4,476	-	(1,721)	(88)
Total	97,969	615,580	23,697	(23,142)	(555,590)	(7,344)

1	Credit derivatives also includes derivative exposure to Monoline insurers.
2	Other primarily includes receivables resulting from the acquisition of the North American businesses of Lehman Brothers, asset backed loans and private equity investments.

Financial Statement Notes

Financial assets and liabilities reclassified between Level 1 and Level 2

The most recent issuance of government bonds will be the most actively traded.  When there is a new issuance of certain government bonds, any previous issuances held on the balance sheet as Level 1 will be transferred into Level 2 to reflect a decrease in trading activity.  As a result of new issuances in H113, £631m of government and government sponsored debt were transferred from Level 1 into Level 2.

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

As at 01.01.13	Purch-ases	Sales	Issues	Settle-ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recog-nised in OCI	Transfers		As at 30.06.13
					Trading income	Other income		In	Out
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government and government sponsored debt	321	125	(193)	-	(23)	6	-	-	-	(64)	172
Corporate debt	3,136	155	(117)	-	-	55	(7)	-	74	(33)	3,263
Asset backed securities	3,614	2,207	(3,118)	-	(298)	884	-	-	121	(118)	3,292
Non asset backed loans	344	111	(255)	-	-	6	-	-	3	(1)	208
Funds and fund linked products	685	-	(31)	-	-	32	-	-	-	(66)	620
Other	414	46	(21)	-	(7)	39	-	-	-	(11)	460
Trading portfolio assets	8,514	2,644	(3,735)	-	(328)	1,022	(7)	-	198	(293)	8,015

Commercial real estate loans	1,798	630	(708)	-	(238)	129	-	-	2	(35)	1,578
Non asset backed loans	2,021	26	(6)	-	(178)	(23)	(87)	(1)	101	(547)	1,306
Asset backed loans	564	429	(589)	-	(14)	88	-	-	-	(96)	382
Private equity investments	1,350	81	(38)	-	(20)	(2)	19	-	19	(8)	1,401
Other	353	17	(130)	-	-	(24)	-	-	5	(81)	140
Financial assets designated at fair value	6,086	1,183	(1,471)	-	(450)	168	(68)	(1)	127	(767)	4,807

Asset backed securities	492	-	(520)	-	(30)	-	29	31	-	-	2
Government and government sponsored debt	46	9	-	-	(1)	-	-	-	-	-	54
Other	2,342	10	(39)	-	(6)	-	396	9	43	(29)	2,726
Available for sale investments	2,880	19	(559)	-	(37)	-	425	40	43	(29)	2,782

Financial Statement Notes

As at 01.01.13	Purch-ases	Sales	Issues	Settle-ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recog-nised in OCI	Transfers		As at 30.06.13
					Trading income	Other income		In	Out
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	(2)	(1)	-	-	-	(2)	-	-	-	2	(3)
Other	-	-	(239)	-	27	3	-	-	-	-	(209)
Trading portfolio liabilities	(2)	(1)	(239)	-	27	1	-	-	-	2	(212)

Certificates of deposit, commercial paper and other money market instruments	(760)	-	-	(20)	-	80	51	-	-	71	(578)
Issued debt	(1,439)	5	9	(67)	279	(27)	-	-	(36)	114	(1,162)
Other	(156)	-	-	-	(1)	-	1	-	-	93	(63)
Financial liabilities designated at fair value	(2,355)	5	9	(87)	278	53	52	-	(36)	278	(1,803)

Interest rate derivatives	149	-	-	-	59	186	(2)	-	90	(153)	329
Credit derivatives	1,776	24	(52)	-	48	(364)	(34)	-	(317)	76	1,157
Equity derivatives	(608)	163	-	(238)	(8)	(50)	-	-	(4)	207	(538)
Commodity derivatives	117	(24)	-	(114)	(28)	82	-	-	(31)	(80)	(78)
Other	(204)	-	-	2	79	46	-	-	93	(9)	7
Net derivative financial instruments	1,230	163	(52)	(350)	150	(100)	(36)	-	(169)	41	877

Total	16,353	4,013	(6,047)	(437)	(360)	1,144	366	39	163	(768)	14,466

Instruments move between Level 2 and Level 3  primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input.  Instruments are classified as Level 3 if an unobservable input is deemed significant as it contributes more than 10% to the valuation of a financial instrument.  There are regular reassessments of the significance of unobservable inputs which will result in transfers between Level 2 and Level 3.

During H113, transfers into Level 3 totalled £163m. Asset backed securities held as trading portfolio assets amounting to £121m were transferred into Level 3 reflecting a decrease in observable market activity. Loans designated at fair value through profit or loss with a fair value of £101m and net credit derivatives of £317m were transferred from Level 2 to Level 3 following a reassessment of the significance of the unobservable inputs at 30 June 2013.

Transfers out of Level 3 totalled £768m.  Certain loans designated at fair value through profit or loss with a fair value of £547m and interest rate derivatives amounting to £153m were transferred from Level 3 to Level 2 following a reassessment of the significance of the unobservable inputs used in the valuation of the loans to their fair value at 30 June 2013.  Additionally, £207m of Equity derivatives, £114m of Issued debt and £118m of Asset backed securities held as trading portfolio assets were transferred out of Level 3 in line with observable market activity.

Financial Statement Notes

Gains and losses on Level 3 financial assets and liabilities

The following table discloses the gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at the period end.

Gains and losses recognised during the period on Level 3 financial assets and liabilities held at period end
	As at 30.06.13				As at 31.12.121
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	593	-	-	593	(36)	(7)	-	(43)
Financial assets designated at fair value	12	48	-	60	(174)	6	-	(168)
Available for sale assets	-	381	15	396	(3)	(11)	67	53
Trading portfolio liabilities	(1)	-	-	(1)	(1)	-	-	(1)
Financial liabilities designated at fair value	28	-	-	28	33	55	-	88
Net derivative financial instruments	(193)	(34)	-	(227)	(1,747)	(61)	-	(1,808)
Total	439	395	15	849	(1,928)	(18)	67	(1,879)

Valuation techniques and sensitivity analysis

Current year valuation methodologies were consistent with those described within the 2012 Annual Report, however product categories disclosed have been amended in order to present a level of detail that is more appropriate to disclosure requirements under IFRS 13. Product types that previously included both derivative and non-derivative products have now been split. For example, ‘Equity products’ has been split into ‘Equity derivatives’ and ‘Equity cash products’.  ‘Non-asset backed debt instruments’ have been split into ‘Government and government sponsored debt’, ‘Corporate debt’, ‘Certificates of deposit, commercial paper and other money market instruments’ and ‘Issued debt’.  ‘Non asset backed loans’ were previously disclosed as part of the product type ‘Other’.

Sensitivity analysis is performed on products with significant unobservable parameters (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views alongside the impact of using alternative models. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. Sensitivity to using alternative models is quantified through scenario analysis and proxy approaches.

1	Gains and losses recognised on level 3 financial assets and liabilities are those for the year ended 31 December 2012.

Financial Statement Notes

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
Product type	Total assets	Total liabilities	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m

As at 30.06.13
Interest rate derivatives	1,358	(1,029)	136	-	(133)	-
Foreign exchange derivatives	170	(154)	53	-	(53)	-
Credit derivatives	2,379	(1,187)	219	-	(450)	-
Equity derivatives	1,500	(2,038)	233	-	(230)	(1)
Commodity derivatives	644	(722)	63	-	(63)	-
Government and government sponsored debt	226	-	-	-	-	-
Corporate debt	3,274	(15)	19	-	(11)	-
Certificates of deposit, commercial paper and other money market instruments	-	(578)	-	-	-	-
Non asset backed loans	1,514	-	53	9	(83)	(9)
Asset backed securities	3,294	(209)	168	-	(158)	-
Commercial real estate loans	1,578	-	82	-	(37)	-
Issued debt	-	(1,162)	-	-	-	-
Equity cash products	156	-	-	14	-	(14)
Funds and fund linked products	671	(51)	66	-	(66)	-
Other	4,851	(4)	309	61	(302)	(49)
Total	21,615	(7,149)	1,401	84	(1,586)	(73)
As at 31.12.12
Interest rate derivatives	1,353	(1,204)	109	-	(109)	-
Foreign exchange derivatives	203	(244)	44	-	(44)	-
Credit derivatives	3,039	(1,206)	410	-	(512)	-
Equity derivatives	1,092	(1,702)	220	-	(214)	(1)
Commodity derivatives	660	(543)	70	-	(70)	-
Government and government sponsored debt	367	-	-	-	-	-
Corporate debt	3,339	(36)	15	-	(11)	-
Certificates of deposit, commercial paper and other money market instruments	-	(760)	-	-	-	-
Non asset backed loans	2,365	-	59	12	(58)	(12)
Asset backed securities	4,106	-	390	7	(305)	(7)
Commercial real estate loans	1,798	-	64	-	(47)	-
Issued debt	-	(1,439)	-	-	-	-
Equity cash products	145	-	-	13	-	(13)
Funds and fund linked products	754	(122)	112	-	(112)	-
Other	4,476	(88)	312	64	(281)	(60)
Total	23,697	(7,344)	1,805	96	(1,763)	(93)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models would be to increase fair values by up to £1.5bn (2012: £1.9bn) or to decrease fair values by up to £1.7bn (2012: £1.9bn) with substantially all the potential effect impacting the income statement rather than equity.

No stress has been applied to the receivables relating to the Lehman acquisition (Note 20). The sensitivity inherent in the measurement of the receivables is akin to a litigation provision. Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

Financial Statement Notes

Significant  unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs.

Total assets	Total liabilities	Valuation	Significant unobservable	Range		Weighted
£m	£m	technique(s)	inputs	Min	Max	average1	Units2
Derivative financial instruments3

Interest rate derivatives	1,358	(1,029)	Discounted Cash Flows	Inflation forwards	0.4	4%
			Option Model	Inflation Volatility	0.5	2%
				Interest Rate (IR) Volatility	11	66%
				IR - IR Correlation	(34)	100%

Credit derivatives	2,379	(1,187)	Discounted Cash Flows	Credit Spread	49	1,530	bps
				Price	5	100	points
			Correlation Model	Credit Correlation	18	90%
				Option Volatility	7	10%

Equity derivatives	1,500	(2,038)	Option Model	Equity Volatility	14	150%
				Equity - Equity Correlation	25	100%
				Equity - FX correlation	(91)	65%
Non derivative financial instruments

Corporate debt	3,274	(15)	Discounted Cash Flows	Credit Spread	135	550	227	bps
			Comparable Pricing	Price	0	104	32	points

Asset backed securities	3,294	(209)	Discounted Cash Flows	Conditional Prepayment Rate	0	44	6%
				Constant Default Rate	0	23	5%
				Discount Margin	300	1,200	576	bps
				Loss Given Default	0	100	72%
				Yield	0	47	7%
				Credit Spread	6	4,869	253	bps
			Comparable Pricing	Price	0	104	60	points

Commercial real estate loans	1,578	-	Discounted Cash Flows	Loss Given Default	0	12	0.3%
				Yield	1	33	11%
				Credit Spread	239	333	259	bps

Non asset backed loans	1,514	-	Discounted Cash Flows	Credit Spread	47	2,445	75	bps

Other4	4,851	(4)	Private equity - Discounted Cash Flows	Liquidity discount	15	15	15%
				Weighted average cost of capital	11	18	13%
			Private equity - EBITDA multiple	EBITDA multiples	0	9	7

1
Weighted averages have been provided for non derivative financial instruments and have been calculated by weighting inputs by the relative fair value.  A weighted average has not been provided for derivatives as weighting by fair value would not give a comparable metric.

2
The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points.  Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

3
Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment (CVA) for the instruments. The range of unobservable credit spreads is between 49-1,530bps.

4	Other primarily includes receivables resulting from the acquisition of the North American business of Lehman Brothers, asset backed loans and private equity investments.

Financial Statement Notes

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement a description of those interrelationships is included below.

Comparable Price
Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable bond, then adjusting that yield (or spread) to derive a value for the unobservable bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond. In general a significant increase in comparable price in isolation will result in a movement in fair value that is favourable for the holder of a cash instrument.

For a derivative instrument, a significant increase in an input derived from a comparable price in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional Prepayment Rate
Conditional prepayment rate is the proportion of voluntary, unscheduled repayments of loan principal by a borrower. Prepayment rates affect the weighted average life of securities by altering the timing of future projected cashflows.

A significant increase in a conditional prepayment rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rates are typically inversely correlated to credit spread. i.e. Securities with high borrower credit spread typically experience lower prepayment rates, and also tend to experience higher default rates.

Constant Default Rate
The Constant Default Rate represents an annualised rate of default of the loan principal by the borrower. A significant increase in a constant default rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Constant Default Rate and Conditional Prepayment Rates are typically inversely correlated, less defaults on loans typically will mean higher credit quality and therefore more prepayments.

Correlation
Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable).   Correlation is a key input into valuation of derivative contracts with more than one underlying instrument. For example, where an option contract is written on a basket of underlying names the volatility of the basket, and hence the fair value of the option, will depend on the correlation between the basket components. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation structure.

A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Credit Spread / Discount Margin
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant would demand for taking exposure to the credit risk of an instrument. The credit spread for an instrument forms part of the yield used in a discounted cashflow calculation. In general a significant increase in credit spread or discount margin in isolation will result in a movement in fair value that is unfavourable for the holder of a cash instrument.

For a derivative instrument, a significant increase in credit spread or discount margin in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

EBITDA
Earnings Before Interest, Taxes, Depreciation, and Amortization is an industry standard measure of maintainable earnings for an entity. In general a significant increase in EBITDA in isolation will result in a movement in fair value that is favourable for the entity.

Financial Statement Notes

EBITDA multiples
EBITDA multiples represent the Enterprise Value to EBITDA ratio, where the Enterprise Value is the aggregate value of equity and debt minus cash and cash equivalents for an entity. In general a significant increase in EBITDA multiples in isolation will result in a movement in fair value that is favourable for the entity.

Forwards
A price or rate that is applicable to a financial transaction that will take place in the future. A forward is generally based on the spot price or rate, adjusted for the cost of carry, and defines the price or rate that will be used to deliver a currency, bond, commodity or some other underlying instrument at a point in the future. A forward may also refer to the rate fixed for a future financial obligation, such as the interest rate on a loan payment. In general a significant increase in a forward in isolation will result in a movement in fair value that is favourable for the contracted receiver of the underlying (currency, bond, commodity etc.), but the sensitivity is dependent on the specific terms of the instrument.

Liquidity discount
A liquidity discount is the basis between listed firms (highly liquid) and unlisted private equity. In general a significant increase in liquidity discount in isolation will result in a movement in fair value that is unfavourable for the unlisted private equity.

Loss Given Default
Loss Given Default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding. In general, lower recovery and lower projected cashflows to pay to the securitisation will translate to a significant increase in the Loss Given Default, resulting in a reduction in fair value that is unfavourable for the holder of the securitised product.

Volatility
Volatility is a key input in the valuation of derivative products containing optionality. Volatility is a measure of the variability or uncertainty in returns for a given derivative underlying. It represents an estimate of how much a particular underlying instrument, parameter or index will change in value over time.  In general, volatilities will be implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, as well as reflecting the given strike/maturity profile of a specific option contract.

In general a significant increase in volatility in isolation will result in a movement in fair value that is favourable for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be inter-relationships between unobservable volatilities and other unobservable inputs that can be implied from observation (e.g. when equity prices fall, implied equity volatilities generally rise) but these are specific to individual markets and may vary over time.

Weighted average cost of capital
Discount factor applied to cashflow forecasts to reflect the risks of receiving those cashflows. In general a significant increase in weighted average cost of capital in isolation will result in a movement in fair value that is unfavourable for the receiver of the cashflows.

Yield
The rate used to discount projected cashflows in a discounted future cashflow analysis. In general a significant increase in yield in isolation will result in a movement in fair value that is unfavourable for the holder of a cash instrument.

Financial Statement Notes

Fair value adjustments

Valuation adjustments made are consistent with those described in detail in the 2012 Annual Report.

At 30 June 2013, the own credit adjustment arose from the fair valuation of Barclays financial liabilities designated at fair value. Barclays credit spreads widened during 2013, leading to a gain of £86m (2012: charge of £2,945m) from the fair value of changes primarily in own credit itself but also reflecting the effects of foreign exchange rates, time decay and trade activity.

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of the group financial assets and financial liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions.

Other key valuation adjustments that may be of interest from a financial statement user perspective are quantified below:

	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Bid-offer valuation adjustments	(459)	(452)	(501)
Uncertainty adjustments	(241)	(294)	(307)
Uncollateralised derivative funding	(67)	(101)	-
Derivative credit valuation adjustments:
- Monolines	(63)	(235)	(348)
- Other derivative credit valuation adjustments	(436)	(693)	(928)
Derivative debit valuation adjustments	493	442	726

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is as follows:

	Half year ended	Half year ended	Half year ended
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Opening balance	148	144	117
Additions	41	43	35
Amortisation and releases	(30)	(39)	(8)
Closing balance	159	148	144

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Third-party credit enhancements

There were no significant liabilities measured at fair value and issued with inseparable third-party credit enhancements.

Financial Statement Notes

12.Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

•	all financial assets and liabilities that are reported net on the balance sheet; and

•
all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

 The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented below are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements4	Balance sheet total5
	Effects of offsetting on balance sheet			Related amounts not offset3
	Gross amounts	Amounts offset1	Net amounts reported on the balance sheet2	Financial instruments	Financial collateral	Net amount
As at 30.06.13	£m	£m	£m	£m	£m	£m	£m	£m

Derivative financial assets	733,148	(343,563)	389,585	(324,303)	(48,131)	17,151	13,487	403,072
Reverse repurchase agreements and other similar secured lending	287,999	(122,612)	165,387	-	(163,353)	2,034	57,494	222,881
Total Assets	1,021,147	(466,175)	554,972	(324,303)	(211,484)	19,185	70,981	625,953
Derivative financial liabilities	(724,856)	343,458	(381,398)	324,303	42,818	(14,277)	(14,727)	(396,125)
Repurchase agreements and other similar secured borrowing	(288,955)	122,612	(166,343)	-	164,573	(1,770)	(93,196)	(259,539)
Total Liabilities	(1,013,811)	466,070	(547,741)	324,303	207,391	(16,047)	(107,923)	(655,664)

1
Amounts offset for Derivative financial assets includes cash collateral netted of £2,008m (31 December 2012: £6,506m, 30 June 2012: £8,968m). Amounts offset for Derivative liabilities includes cash collateral netted of £1,903m (31 December 2012: £4,957m,30 June 2012: £9,733m). Settlements assets and liabilities have been offset by £17,478m (31 December 2012: £9,879m, 30 June 2012: £12,515m). No other significant recognised financial assets and liabilities were offset in the balance sheet.  Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

2	The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £4bn (31 December 2012: £3bn, 30 June 2012: £5bn).
3	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
4	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
5	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.

Financial Statement Notes
	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements4	Balance sheet total5
	Effects of offsetting on balance sheet			Related amounts not offset3
	Gross amounts	Amounts offset1	Net amounts reported on the balance sheet2	Financial instruments	Financial collateral	Net amount
As at 31.12.12

Derivative financial assets	879,082	(420,741)	458,341	(387,672)	(53,183)	17,486	10,815	469,156
Reverse repurchase agreements and other similar secured lending	231,477	(100,989)	130,488	-	(129,716)	772	46,034	176,522
Total Assets	1,110,559	(521,730)	588,829	(387,672)	(182,899)	18,258	56,849	645,678
Derivative financial liabilities	(869,514)	419,192	(450,322)	387,672	52,163	(10,487)	(12,399)	(462,721)
Repurchase agreements and other similar secured borrowing	(232,029)	100,989	(131,040)	-	130,444	(596)	(86,138)	(217,178)
Total Liabilities	(1,101,543)	520,181	(581,362)	387,672	182,607	(11,083)	(98,537)	(679,899)

As at 30.06.12
Derivative financial assets	985,224	(483,691)	501,533	(425,616)	(57,242)	18,675	16,160	517,693
Reverse repurchase agreements and other similar secured lending	234,954	(107,483)	127,471	-	(127,124)	347	46,343	173,814
Total Assets	1,220,178	(591,174)	629,004	(425,616)	(184,366)	19,022	62,503	691,507

Derivative financial liabilities	(973,640)	484,456	(489,184)	425,616	53,411	(10,157)	(18,528)	(507,712)
Repurchase agreements and other similar secured borrowing	(265,554)	107,483	(158,071)	-	156,981	(1,090)	(87,762)	(245,833)
Total Liabilities	(1,239,194)	591,939	(647,255)	425,616	210,392	(11,247)	(106,290)	(753,545)

1
Amounts offset for Derivative financial assets includes cash collateral netted of £2,008m (31 December 2012: £6,506m, 30 June 2012: £8,968m). Amounts offset for Derivative liabilities includes cash collateral netted of £1,903m (31 December 2012: £4,957m,30 June 2012: £9,733m). Settlements assets and liabilities have been offset amounting to £17,478m (31 December 2012: £9,879m, 30 June 2012: £12,515m). No other significant recognised financial assets and liabilities were offset in the balance sheet.  Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

2	The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £4bn (31 December 2012: £3bn, 30 June 2012: £5bn).
3	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
4	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
5	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.

Financial Statement Notes

Related amounts not offset

Derivative assets and liabilities
The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing
The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section (page 329) of the 2012 Annual Report.

13. Goodwill and Intangible Assets
As at	As at	As at
30.06.13	31.12.12	30.06.12
£m	£m	£m

Goodwill	5,115	5,206	5,295
Intangible assets	2,734	2,709	2,566
Total	7,849	7,915	7,861

At 30 June 2013, goodwill carried on the Group’s balance sheet amounted to £5,115m (2012: £5,206m).  The goodwill principally comprises £3,144m in UK RBB (2012: £3,144m), £789m in Africa RBB (2012: £863m), £513m in Barclaycard (2012: £514m) and £391m in Wealth and Investment Management (2012: £391m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount. All goodwill has been assessed for indicators of impairment. No indicators of impairment were identified.

14. Subordinated Liabilities
As at	As at	As at
30.06.13	31.12.12	30.06.12
£m	£m	£m

Opening balance as at 1 January	24,018	24,870	24,870
Issuances	652	2,258	-
Redemptions	(1,333)	(2,680)	(2,153)
Other	(696)	(430)	(628)
Total dated and undated subordinated liabilities as at period end	22,641	24,018	22,089

During the six months ended 30 June 2013 redemptions comprised: Fixed Rates Subordinated Notes of £636m (€750m) and £554m ($850m), CPI-linked Callable Notes of £135m (ZAR1,886m), and Junior Guaranteed Undated Floating Rate Notes of £8m ($12m). 7.75% Contingent Capital Notes of £652m ($1,000m) were issued.

Financial Statement Notes
15. Provisions
	As at	As at	As at
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Redundancy and restructuring	402	71	163
Undrawn contractually committed facilities and guarantees	178	159	222
Onerous contracts	81	104	107
Payment Protection Insurance redress	1,650	986	406
Interest rate hedging product redress	1,349	814	450
Litigation	185	200	187
Sundry provisions	580	432	316
Total	4,425	2,766	1,851

Payment protection insurance redress

Following the conclusion of the 2011 Judicial Review, a provision for PPI redress of £1.0bn was raised in May 2011 based on FSA guidelines and historic industry experience in resolving similar claims.  Subsequently, further provisions totalling £1.6bn were raised during 2012.

Through to 30 June 2013, 1.46m (31 December 2012: 1.1m) customer initiated claims1 had been received and processed.  The monthly volume of claims received has declined by 46% since the peak in May 2012, although the rate of decline has been less than previously expected.  Consequently the future level of expected complaints has been increased to reflect the slower rate of decline. With the overall increase in volume of expected complaints, expectations on the number of complaints which are likely to be referred to the Financial Ombudsman Service (FOS) have been revised upwards. As a result an additional provision of £1.35bn was recognised in June 2013 to reflect these updated assumptions including a provision for operational costs through to December 2014.  As at 30 June 2013 £2.3bn of the provision has been utilised, leaving a residual provision of £1.65bn.

In August 2012, in accordance with regulatory standards, Barclays commenced a proactive mailing of the holders of approximately 750,000 policies.  Of this population approximately 510,000 (31 December 2012: 100,000) had either been mailed or contacted Barclays independently by 30 June 2013 and it is anticipated that the remainder will be contacted by 31 December 2013.

To date Barclays has upheld on average 41% (31 December 2012: 39%) of all claims received, excluding payment of gestures of goodwill and reflecting a high proportion of claims for which no PPI policy exists.  The average redress per valid claim to date is £2,830 (31 December 2012: £2,750), comprising, where applicable, the refund of premium, compound interest charged and interest of 8%.

The basis of the current provision is calculated from a number of key assumptions which continue to involve significant management judgement and modelling:
-	Customer initiated claim volumes – claims received but not yet processed as at 30 June and an estimate of future claims initiated by customers where the volume is anticipated to decline over time
-	Proactive response rate – volume of claims in response to proactive mailing
-	Uphold rate – the percentage of claims that are upheld as being valid upon review
-	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies

The provision also includes an estimate of our claims handling costs and those costs associated with claims that subsequently are referred to the FOS.

1	Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.

Financial Statement Notes

These assumptions remain subjective; in particular due to the uncertainty associated with future claims levels. The resulting provision represents Barclays’ best estimate of all future expected costs of PPI redress. However, it is possible the eventual outcome may differ from the current estimate and if this were to be material a further provision will be made, otherwise it is expected that any residual costs will be handled as part of normal operations. The following table details, by key assumption, actual data through to 30 June 2013, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.13	Future Expected	Sensitivity Analysis increase/decrease in provision
Customer initiated claims1 received and processed	1,460k	630k	50k = £54m
Proactive mailing	510k	240k
Response rate to proactive mailing2	24%	39%	1% = £9m
Average uphold rate per claim3	41%	46%	1% = £17m
Average redress per valid claim3	£2,830	£2,560	£100 = £56m

Interest rate hedging product redress

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks, including Barclays, in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises.  On 31 January 2013, the FSA issued a report on the findings of an initial pilot review conducted by Barclays and a number of other banks.  The report included a number of changes and clarifications to the requirements under which the main review and redress exercise should be conducted and Barclays agreed to conduct the exercise in line with the approach set out in this report.

There are approximately 4,000 private or retail classified customers to which interest rate hedging products were sold within the relevant timeframe, of which approximately 2,900 have been categorised as non-sophisticated under the terms of the agreement.  As at 31 December 2012, a provision of £850m had been recognised, reflecting management’s best estimate of future redress to customers categorised as non-sophisticated and related costs.  The estimate was based on an extrapolation of the results of the initial pilot exercise across the population.  The provision recognised in the balance sheet as at 31 December 2012 was £814m, after utilisation of £36m during 2012, primarily related to administrative costs.

During 2013, additional cases have been reviewed providing a larger and more representative sample upon which to base our provision.  As a result, an additional provision of £650m has been recognised, bringing the cumulative expense to £1,500m. The provision on the balance sheet is £1,349m reflecting cumulative utilisation of £151m.

It is expected that this provision will be sufficient to cover the full cost of completing the redress, however, no provision has been recognised in relation to claims from customers classified as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims from customers classified as non-sophisticated.  These will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

16.Retirement Benefits

As at 30 June 2013, the Group's IAS 19 (Revised) pension deficit across all schemes was £1.3bn (2012: £1.2bn). The increase in the deficit is due to small movements across a number of the Group’s pension schemes. The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a deficit of £0.8bn (2012: £0.8bn).

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. Under the agreed recovery plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn paid in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.65bn in 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

The Scheme Actuary prepares an annual update of the funding position as at 30 September. The latest annual update was carried out as at 30 September 2012 and showed a deficit of £3.6bn. The next triennial funding valuation will be at 30 September 2013. Contribution requirements, including any deficit recovery plans, will be agreed between the Bank and Trustee by the end of 2014.

1	Total claims received to date including those for which no PPI policy exists and excluding responses to proactive mailing.
2	The Proactive Response rate is expected to mature over time reflecting the lag between mailing and customer response.
3	Claims include both customer initiated and proactive mailing. Future expected rates reflect the increased mix of proactive cases over time.

Financial Statement Notes

17.Share Capital and Warrants

Called up share capital comprises 12,867m (2012: 12,243m) ordinary shares of 25p each.

As at 30 June 2013, there were no unexercised warrants (2012: 379.2m).

18.Other Reserves

Currency Translation Reserve

Currency translation reserves in 2013 have increased by £750m (2012: decreased £531m) largely due to the appreciation of the US Dollar and Euro against Sterling. The currency translation reserve associated with non-controlling interests decreased by £239m (2012: £71m) due to the depreciation of ZAR against Sterling.

During the period, £2m gain (2012: £20m gain) from the currency translation reserve was recognised in the income statement.

Available for Sale Reserve

The available for sale reserve decreased £96m (2012: increased £502m), largely driven by £1,885m losses from changes in fair value on Government Bonds offset by £1,823m gains transferred to the income statement due to fair value hedging.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

The decrease in the cash flow hedge reserve of £1,080m (2012: £0.7bn increase) principally reflected decreases in the fair value of interest rate swaps held for hedging purposes.

Treasury Shares

During the period £1,049m (2012: £955m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £1,034m (2012: £912m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

19. Contingent Liabilities and Commitments
	As at	As at	As at
	30.06.13	31.12.12	30.06.12
	£m	£m	£m
Securities lending arrangements	-	-	42,609
Guarantees and letters of credit pledged as collateral security	17,641	15,855	14,995
Performance guarantees, acceptances and endorsements	6,013	6,406	7,120
Contingent liabilities	23,654	22,261	64,724

Documentary credits and other short-term trade related transactions	1,229	1,027	1,299

Standby facilities, credit lines and other commitments	260,970	247,816	245,853

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Financial Statement Notes

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default.  In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 basis points. This rate is subject to a floor equal to the HM Treasury’s own cost of borrowing, based on the relevant gilt rate. The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn,  The FSCS has announced it intends to recover this shortfall by levying the industry in three instalments across 2013, 2014 and 2015, in addition to the ongoing interest charges on the outstanding loans. Barclays has included an accrual of £190m in other liabilities as at 30 June 2013 (2012: £156m) in respect of the Barclays portion of the total levies raised by the FSCS.

Investment Bank US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and sponsored private-label securitisations, Barclays provided certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, the property, mortgage documentation and/or compliance with law. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. Barclays was the sole provider of R&Ws with respect to approximately $5bn of Barclays sponsored securitizations, approximately $0.2bn of sales of loans to GSEs and approximately $3bn of loans sold to others. Other than approximately $1bn of loans sold to others for which R&Ws expired prior to 2012, there are no expiration provisions applicable to the R&Ws made by Barclays.  Barclays R&Ws with respect to loans sold to others are related to loans that were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs and in respect of the approximately $5bn of Barclays sponsored securitisations discussed above.  R&Ws on the remaining approximately $34bn of Barclays sponsored securitisations were primarily provided by third party originators directly to the securitisation trusts with Barclays, as depositor to the securitisation trusts, providing more limited R&Ws. Total unresolved repurchase requests associated with all R&Ws made by Barclays on loans sold to GSEs and others and private-label activities were $0.4bn at 31 December 2012. Barclays currently has no provisions with respect to such repurchase requests, given Barclays analysis of such requests and Barclays belief as to applicable defences with respect thereto. Based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional requests for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to Barclays US Mortgage activities.

Further details on contingent liabilities relating to Legal Proceedings and Competition and Regulatory Matters are held in Note 20 and 21 respectively.

Financial Statement Notes

20.Legal Proceedings

Lehman Brothers

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale (Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the Sale (Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the Sale (together with the Trustee’s competing claims to those assets, Contract Claims). Approximately $4.5bn (£3.0bn) of the assets acquired as part of the acquisition had not been received by 30 June 2013 approximately $3.4bn (£2.3bn) of which have been recognised as a receivable on the balance sheet as at 30 June 2013. The receivable reflects an increase of $0.4bn (£0.3bn) recognised in profit or loss during the period, primarily as a result of greater certainty regarding the recoverability of $769m (£0.5bn) from the Trustee in respect of LBI’s 15c3-3 reserve account assets. On 16 July 2013, the Trustee paid this amount to Barclays. This results in an effective provision as of 30 June 2013 of $1.1bn (£0.7bn) against the uncertainty inherent in the litigation and issues relating to the recovery of certain assets held by institutions outside the United States.

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee’s favour and some in favour of Barclays. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (District Court). LBHI and the Committee did not pursue an appeal from the Bankruptcy Court’s ruling on the Rule 60 Claims. After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court’s other rulings on the Contract Claims. On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed judgment implementing the rulings in the Opinion (Judgment). Barclays and the Trustee have each appealed the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit (Court of Appeals).

Under the Judgment, Barclays is entitled to receive: (i) $1.1bn (£0.7bn) from the Trustee in respect of “clearance box” assets (Clearance Box Assets); (ii) property held at various institutions to secure obligations under the exchange-traded derivatives transferred to BCI in the Sale (ETD Margin), subject to the proviso that BCI will be entitled to receive $507m (£0.3bn) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims; and (iii) $769m (£0.5bn) from the Trustee in respect of LBI’s 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI’s customer claims.

A portion of the ETD Margin which has not yet been recovered by BCI or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings). Barclays cannot reliably estimate how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive. On 7 June 2013, the Trustee announced that he was commencing additional distributions to former securities customers of LBI and would continue to make distributions until all customer claims have been fully paid.  On 2 July 2013, the Trustee notified Barclays that such distributions were “substantially complete.”  Pursuant to a Stipulation and Order dated 24 April, 2013, the Trustee had previously reserved $5.6bn (£3.7m) which was to be available to pay any amounts ultimately due to Barclays, including the $507m (£0.3bn) in respect of ETD Margin and the $769m (£0.5bn) in respect of LBI’s 15c3-3 reserve account assets. On 16 July 2013, the Trustee paid Barclays the $769m (£0.5bn).

The $3.4bn (£2.3bn) recognised on Barclays’ balance sheet as at 30 June 2013 is consistent with a scenario in which the District Court’s rulings are unaffected by future proceedings, but conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States. In such case, to the extent Barclays recovers ETD Margin held or owed by institutions outside of the United States, the value of such recovered margin would therefore result in a gain to Barclays. However, there remains a significant degree of uncertainty with respect to the value of such ETD Margin to which Barclays is entitled or that Barclays may recover. In a worst case scenario in which the Court of Appeals reverses the District Court’s rulings and determines that Barclays is not entitled to any of the Clearance Box Assets or ETD Margin, Barclays estimates that, after taking into account its effective provision, its total losses would be approximately $6.0bn (£4.0bn).  Approximately, $3.3bn (£2.2bn) of that loss would relate to Clearance Box Assets and ETD Margin previously received by Barclays and prejudgement and post-judgement interest on such Clearance Box Assets and ETD Margin that would have to be returned or paid to the Trustee. Barclays is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays’ portfolio of mortgage-related (including US subprime-related) securities, Barclays’ exposure to mortgage and credit market risk and Barclays’ financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an order and, on 7 January 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs’ motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants’ motion to dismiss and the denial of the plaintiffs’ motion for reconsideration) to the United States Court of Appeals for the Second Circuit. Oral argument was held on 18 October 2012.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays’ possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The US Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs’ purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which BCI was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs’ alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates) and Stichting Pensioenfonds ABP, Royal Park Investments SA/NV, Bayerische Landesbank, John Hancock Life Insurance Company (and affiliates), Prudential Life Insurance Company of America (and affiliates) and the National Credit Union Administration relating to purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays in the FHFA cases and the other civil actions against the Group totalled approximately $8.7bn, of which approximately $2.6bn was outstanding as at 30 June 2013. Cumulative losses reported on these RMBS as at 30 June 2013 were approximately $0.5bn. If Barclays were to lose these cases Barclays believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 30 June 2013), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 30 June 2013 to be approximately $1.6bn. Barclays may be entitled to indemnification for a portion of any losses. These figures do not include two related class actions brought on behalf of a putative class of investors in RMBS issued by Countrywide and underwritten by BCI and other underwriters, in which Barclays is indemnified by Countrywide.

Financial Statement Notes

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court (Court) seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire's commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays’ early terminations were invalid, Devonshire's early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays appealed the Court's decision to the Court of Appeal for Ontario (Court of Appeal).  On 26 July 2013, the Court of Appeal delivered its decision dismissing Barclays’ appeal.  Barclays is currently considering its options with respect to the decision.  If the Court of Appeal’s decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less impairment provisions recognised to date. Barclays has updated these provisions to take full account of the Court of Appeal’s decision.

LIBOR Civil Actions

Barclays and other banks have been named as defendants in class action and non-class action lawsuits pending in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011. The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the US Commodity Exchange Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by suppressing or otherwise manipulating US Dollar LIBOR rates.  The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts. The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in US Dollar LIBOR-linked over-the-counter transactions; (ii) purchased US Dollar LIBOR-linked financial instruments on an exchange; (iii) purchased US Dollar LIBOR-linked debt securities; (iv) purchased adjustable-rate mortgages linked to US Dollar LIBOR; or (v) issued loans linked to US Dollar LIBOR. The majority of the US Dollar LIBOR cases are consolidated before one United States District Court in the Southern District of New York. On 29 March 2013, that court issued a decision dismissing the majority of claims against Barclays and other panel bank defendants in six leading cases. Following the decision, various plaintiffs in those six cases have sought permission from the court to either file an amended complaint or appeal an aspect of the decision. These requests are still under consideration by the court. Other plaintiffs filed a new action in state court based on the same allegations. Defendants, including Barclays, have removed that action to federal court and are currently seeking to have it transferred back to the same judge who is handling the consolidated action. Additionally, a number of other actions before that same judge remain stayed, pending resolution of the various pending requests.

Until there are further proceedings and the various pending requests are resolved, the ultimate impact of this decision will be unclear, although it is possible that the decision will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

An additional individual US Dollar LIBOR action was commenced on 13 February 2013 in the United States District Court for the Southern District of New York against Barclays and other banks. Plaintiffs allege that defendants conspired to increase US Dollar LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at the bottom of the market. This action has been assigned to a different judge in the Southern District of New York, and is proceeding on a different schedule than is the consolidated action, with a motion to dismiss to be fully submitted to the court by the end of 2013.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (TIBOR) panel, of which Barclays is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

A further class action was commenced on 6 July 2012 in the District Court against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments. The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the US Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. On 23 August 2012, the plaintiffs voluntarily dismissed the complaint.

On 12 February 2013, a class action was commenced against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold a NYSE LIFFE EURIBOR futures contract. The complaint alleges manipulation of the EURIBOR rate and violations of the Sherman Act beginning as early as 1 June 2005 and continuing through 30 June 2010. The action is currently pending in the United States District Court for the Southern District of New York.

Financial Statement Notes

In addition, Barclays has been granted conditional leniency from the Antitrust Division of the US Department of Justice (DOJ) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

As a result of that grant of conditional leniency, Barclays is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to Barclays satisfying the DOJ and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

Barclays has also been named as a defendant along with four current and former officers and directors of Barclays in a proposed securities class action pending in the United States District Court for the Southern District of New York in connection with Barclays’ role as a contributor panel bank to LIBOR. The complaint principally alleges that Barclays’ Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) Barclays’ compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that Barclays’ daily US Dollar LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased American Depositary Receipts sponsored by Barclays on an American securities exchange between 10 July 2007 and 27 June 2012. The complaint asserts claims under Sections 10(b) and 20(a) of the US Securities Exchange Act 1934.  On 13 May 2013, the court granted Barclays’ motion to dismiss the complaint in its entirety.  Plaintiffs’ motion for reconsideration of that dismissal was denied on 13 June 2013.  Plaintiffs filed a notice of appeal with the United States Court of Appeals for the Second Circuit on 12 July 2013.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect, if any, that they might have upon operating results, cash flows or Barclays’ financial position in any particular period.

FERC Investigation

See Note 21.

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

Financial Statement Notes

21.Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Structural Reform

There is continuing political and regulatory scrutiny of the banking industry which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the structure and management of the Group.

On 4 February 2013, the UK Government introduced the Financial Services (Banking Reform) Bill (Bill) to the House of Commons. The Bill will give the UK authorities the powers to implement key recommendations of the Independent Commission on Banking by requiring, amongst other things: (i) the separation of the UK and EEA retail banking activities of UK banks in a legally distinct, operationally separate and economically independent entity (so called ring fencing); (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than the Basel 3 guidelines and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency. The Bill also establishes a reserve power for the Prudential Regulation Authority to enforce full separation of UK banks under certain circumstances.  The Bill has completed its passage through the House of Commons and is currently before the House of Lords.

The Bill is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the Bill through secondary legislation. On 8 March 2013, the UK Government published draft secondary legislation. The UK Government intends that both primary and secondary legislation will be in place by May 2015 and that UK banks will be required to be compliant by 1 January 2019.

On 19 June 2013 the Parliamentary Commission on Banking Standards (PCBS) published its final report on the UK Banking sector, which is expected to result in further changes to draft primary and secondary legislation. The PCBS’s report recommends, amongst other things: (i) a new “senior persons” regime for individuals in the banking sector to ensure full accountability for decisions made; (ii) reforms to the remuneration of senior management and other influential bank staff to better align risk and reward; and (iii) sanctions and enforcement, including a new criminal offence of reckless misconduct. The UK Government published its response to the PCBS’s report on 8 July 2013, in which it endorses the report’s principal findings and commits to implementing a number of its recommendations.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act is expected, amongst other things, to require the US subsidiaries of foreign banks operating in the US to be held under a US intermediate holding company subject to a comprehensive set of prudential and supervisory requirements prescribed by US regulators. The full impact on Barclays’ businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and is expected to take effect over several years.

On 2 October 2012 a high-level expert group chaired by Erkki Liikanen submitted a report (Liikanen Report) to the European Commission (Commission) on reform of the structure of the EU banking sector. The Liikanen Report contains five key recommendations, including the mandatory separation of proprietary trading and other high-risk trading activities (subject to thresholds) from deposit taking banks. The Commission is considering the impact of the Liikanen Report’s recommendations on growth and the safety and integrity of financial services in the EU, particularly in light of its current proposed legislative reforms, and will publish proposals on structural separation of banks in Q3 2013. Legislation is not expected to be finalised until 2015, at the earliest. The full impact on Barclays’ businesses and markets will not be known until principal implementing rules are adopted in final form by the Commission and other European legislative authorities.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, follow on litigation and proposals for new legislation. It is not currently possible to predict the likelihood or potential financial impact of these risks on Barclays.

London Interbank Offered Rate

The FCA, the US Commodity Futures Trading Commission (CFTC), the SEC, the DOJ Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the Commission, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities conducting investigations (Investigations) into submissions made by Barclays and other financial institutions to the bodies that set or compile various financial benchmarks, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations and Barclays agreed to pay total penalties of £290m in 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement (NPA) with the DOJ-FS and a Settlement Order Agreement with the CFTC (CFTC Order). In addition, Barclays has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

The terms of the Settlement Agreement with the FSA are confidential. However, the Final Notice of the FSA, which imposed a financial penalty of £59.5m, is publicly available on the website of the FCA. This sets out the FSA’s reasoning for the penalty, references the settlement principles and sets out the factual context and justification for the terms imposed.  Summaries of the NPA and the CFTC Order are set out below. The full text of the NPA and the CFTC Order are publicly available on the websites of the DOJ and the CFTC, respectively.

In addition to a $200m civil monetary penalty, the CFTC Order requires Barclays to cease and desist from further violations of specified provisions of the US Commodity Exchange Act and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls.  Amongst other things, the CFTC Order requires Barclays to:

•	make its submissions based on certain specified factors, with Barclays’ transactions being given the greatest weight, subject to certain specified adjustments and considerations;

•	implement firewalls to prevent improper communications including between traders and submitters;

•	prepare and retain certain documents concerning submissions and retain relevant communications;

•	implement auditing, monitoring and training measures concerning its submissions and related processes;

•	make regular reports to the CFTC concerning compliance with the terms of the CFTC Order;

•	use best efforts to encourage the development of rigorous standards for benchmark interest rates; and

•	continue to cooperate with the CFTC’s ongoing investigation of benchmark interest rates.

As part of the NPA, Barclays agreed to pay a $160m penalty.  In addition, the DOJ agreed not to prosecute Barclays for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to Barclays’ submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon Barclays’ satisfaction of specified obligations under the NPA.  In particular, under the NPA, Barclays agreed for a period of two years from 26 June 2012, amongst other things, to:

•	commit no US crime whatsoever;

•
truthfully and completely disclose non-privileged information with respect to the activities of Barclays, its officers and employees, and others concerning all matters about which the DOJ inquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

•	bring to the DOJ’s attention all potentially criminal conduct by Barclays or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

•
bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against Barclays or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

Barclays also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. Barclays also continues to cooperate with the other ongoing investigations.

Following the settlements announced on 27 June 2012, 38 US state attorneys general commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate.  The New York Attorney General, on behalf of this coalition of attorneys general, issued a subpoena dated 17 July 2012 to Barclays (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to Barclays for both documents and transactional data. Barclays is responding to these requests on a rolling basis.  Barclays has also entered into confidentiality agreements with the coalition of attorneys general as well as a tolling agreement which is set to expire on 1 April 2014.

Financial Statement Notes

It is not practicable to provide an estimate of the financial impact of these matters or what effect, if any, that the matters might have upon operating results, cash flows or Barclays’ financial position in any particular period.

For a discussion of litigation arising in connection with the Investigations see Note 20.

FERC Investigation

The United States Federal Energy Regulatory Commission (FERC) Office of Enforcement has been investigating the Group’s power trading in the western US with respect to the period from late 2006 through 2008. On 31 October 2012, the FERC issued a public Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC in relation to this matter.  In the Order and Notice the FERC asserts that Barclays Bank PLC violated the FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by Barclays Bank PLC. On 16 July 2013 the FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against Barclays Bank PLC and ordered Barclays Bank PLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts it proposed in the Order and Notice). In order to attempt to collect the penalty and disgorgement amount, FERC must file a civil action in federal court. Barclays intends to vigorously defend this matter.

Credit Default Swap (CDS) Antitrust Investigations

Both the Commission and the DOJ-AD have commenced investigations in the CDS market (in 2011 and 2009, respectively).  On 1 July 2013 the Commission addressed a Statement of Objections to Barclays and 12 other banks, Markit and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products. If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Putative class actions alleging similar issues have also been filed in the US. The timing of these cases is uncertain and it is not possible to provide an estimate of the potential financial impact of this matter on Barclays.

Other Regulatory Investigations

The FCA and the Serious Fraud Office are both investigating certain commercial agreements between Barclays and Qatari interests and whether these may have related to Barclays’ capital raisings in June and November 2008. The FCA investigation involves four current and former senior employees, including Chris Lucas, Group Finance Director, as well as Barclays. The FCA enforcement investigation began in July 2012 and the Serious Fraud Office commenced its investigation in August 2012.

The FCA provided its preliminary findings against Barclays on 27 June 2013 in respect of some of these commercial agreements.  Barclays has responded on 25 July 2013 contesting the FCA’s preliminary findings.   Barclays expects further developments in the near term.

In October 2012 Barclays was informed by the DOJ and the SEC that they had commenced an investigation into whether the Group's relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act.  The DOJ and the SEC are also investigating the commercial agreements and the US Federal Reserve has requested to be kept informed of these matters.

Barclays is co-operating with all the authorities fully. It is not possible to estimate the financial impact upon Barclays should any adverse findings be made.

22.Related Party Transactions

Related party transactions in the half year ended 30 June 2013 were similar in nature to those disclosed in the Group’s 2012 Annual Report. No related party transactions that have taken place in the six months to 30 June 2013 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Financial Statement Notes

23.Segmental Reporting

Analysis of results by business		UK RBB	Europe RBB	Africa RBB	Barclaycard
Half Year Ended 30 June 2013		£m	£m	£m	£m
Total income net of insurance claims		2,202	352	1,352	2,343
Credit impairment charges and other provisions		(178)	(142)	(208)	(616)
Net operating income		2,024	210	1,144	1,727
Operating expenses		(1,393)	(422)	(926)	(963)
Provision for PPI redress		(660)	-	-	(690)
Provision for interest rate hedging products redress		-	-	-	-
Costs to achieve Transform		(27)	(356)	(9)	(5)
Other net income/(expense)1		28	(141)	3	16
(Loss)/profit before tax		(28)	(709)	212	85
Total assets		159,515	48,674	37,500	39,224
Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 30 June 2013 continued	£m	£m	£m	£m	£m
Total income/(expense) net of insurance claims	6,473	1,552	931	(48)	15,157
Credit impairment charges and other provisions	(181)	(258)	(49)	1	(1,631)
Net operating income/(expense)	6,292	1,294	882	(47)	13,526
Operating expenses	(3,751)	(852)	(810)	(24)	(9,141)
Provision for PPI redress	-	-	-	-	(1,350)
Provision for interest rate hedging products redress	-	(650)	-		(650)
Costs to achieve Transform	(169)	(41)	(33)	-	(640)
Other net income/(expense)1	17	1	8	-	(68)
Profit /(loss) before tax	2,389	(248)	47	(71)	1,677
Total assets	1,043,786	120,377	36,475	47,182	1,532,733

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard
Half Year Ended 31 December 2012	£m	£m	£m	£m
Total income net of insurance claims	2,200	329	1,435	2,232
Credit impairment charges and other provisions	(147)	(132)	(318)	(557)
Net operating income	2,053	197	1,117	1,675
Operating expenses	(1,407)	(378)	(961)	(940)
Provision for PPI redress	(880)	-	-	(420)
UK Bank Levy	(17)	(20)	(24)	(16)
Other net income1	4	6	7	12
(Loss)/profit before tax	(247)	(195)	139	311
Total assets	134,554	46,119	42,228	38,156

Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 31 December 2012 continued	£m	£m	£m	£m	£m
Total income/(expense) net of insurance claims	5,315	1,463	926	(1,665)	12,235
Credit impairment charges and other provisions	(2)	(454)	(19)	(1)	(1,630)
Net operating income/(expense)	5,313	1,009	907	(1,666)	10,605
Operating expenses	(3,381)	(833)	(730)	(67)	(8,697)
Provision for PPI redress	-	-	-	-	(1,300)
Provision for interest rate hedging products redress	-	(400)	-	-	(400)
UK Bank levy	(206)	(39)	(4)	(19)	(345)
Other net income/(expense)1	22	12	2	(2)	63
Profit /(loss) before tax	1,748	(251)	175	(1,754)	(74)
Total assets	1,073,663	87,841	24,480	41,294	1,488,335

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Financial Statement Notes Analysis of results by business		UK RBB	Europe RBB	Africa RBB	Barclaycard
Half Year Ended 30 June 2012		£m	£m	£m	£m
Total income net of insurance claims		2,184	379	1,493	2,112
Credit impairment charges and other provisions		(122)	(125)	(314)	(492)
Net operating income		2,062	254	1,179	1,620
Operating expenses		(1,470)	(409)	(999)	(886)
Provision for PPI redress		(300)	-	-	-
Other net income1		-	7	3	17
Profit /(loss) before tax	-	292	(148)	183	751
Total assets		129,652	47,066	44,348	35,444
Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 30 June 2012 continued	£m	£m	£m	£m	£m
Total income/(expense) net of insurance claims	6,460	1,583	894	(2,331)	12,774
Credit impairment charges and other provisions	(202)	(431)	(19)	(5)	(1,710)
Net operating income/(expense)	6,258	1,152	875	(2,336)	11,064
Operating expenses	(4,044)	(839)	(775)	(98)	(9,520)
Provision for PPI redress	-	-	-	-	(300)
Provision for interest rate hedging products redress	-	(450)	-	-	(450)
Other net income/(expense)1	28	(2)	(1)	25	77
Profit/(loss) before tax	2,242	(139)	99	(2,409)	871
Total assets	1,223,950	89,865	23,390	35,341	1,629,056

	Adjusted2			Statutory
Income by Geographic Region3	30.06.13	30.06.12		30.06.13	30.06.12
	£m	£m	% Change	£m	£m	% Change

UK	5,914	6,893	(14)	6,000	3,948	52
Europe	2,306	2,404	(4)	2,306	2,404	(4)
Americas	4,028	3,269	23	4,028	3,496	15
Africa and Middle East	2,116	2,336	(9)	2,116	2,336	(9)
Asia	707	590	20	707	590	20
Total	15,071	15,492	(3)	15,157	12,774	19

1	Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.
2	Income by geography and profit before tax excludes the impact of £86m (2012: loss of £2,945m) own credit gain and £nil (2012: gain of £227m) gain on disposal of strategic investment in BlackRock, Inc.
3	Total income net of insurance claims based on counterparty location.

CRD IV Appendices

CRD IV transitional own funds disclosure

At the PRA’s request, Barclays is disclosing the estimated components of regulatory capital presented on both a first year transitional and fully loaded basis as at 30 June 2013. This disclosure has been prepared using the format set out in Annex VI of the EBA consultation paper ‘Draft Implementing Technical Standards on Disclosure for Own Funds by Institutions’. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority (EBA) and on the final UK implementation of the rules. The basis of preparation can be found on page 51.

	As at		As at
	30.06.13		30.06.13
	Transitional	Transitional	Fully loaded
	Position Yr 1	Impacts Yr 1	Position
Common Equity Tier 1 (CET1) capital: instruments and reserves	£m	£m	£m
Capital instruments and the related share premium accounts	13,763	-	13,763
Retained earnings	36,336	-	36,336
Accumulated other comprehensive income (and other reserves)	778	-	778
Minority Interests (amount allowed in consolidated CET1)	2,105	(381)	1,724
Common Equity Tier 1 capital before regulatory adjustments	52,982	(381)	52,601

Common Equity Tier 1 capital: regulatory adjustments
Additional value adjustments	(2,111)	-	(2,111)
Intangible assets (net of related tax liability)	(1,517)	(6,066)	(7,583)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(376)	(1,505)	(1,881)
Fair value reserves related to gains or losses on cash flow hedges	(1,001)	-	(1,001)
Negative amounts resulting from the calculation of expected loss amounts	(365)	(1,462)	(1,827)
Gains or losses on liabilities at fair value resulting from own credit	525	(272)	253
Other regulatory adjustments	(150)	-	(150)
Direct and indirect holdings by an institution of own CET1 instruments	(242)	-	(242)
Direct and indirect holdings by the institution of the CET1 instruments of relevant entities where the institution does not have a significant investment in those entities (amount above the 10% threshold and net of eligible short positions) (negative amount)	(496)	(1,983)	(2,479)
Mitigation of non-significant holdings in relevant entities	496	1,983	2,479
Regulatory Adjustments relating to unrealised gains and losses:	(506)	506	-
of which unrealised gains on available for sale debt securities	(350)	350	-
of which unrealised gains on available for sale equity	(137)	137	-
of which property revaluation reserve	(19)	19	-
Adjustments to CET1 capital with regard to additional filters and deductions required pre CRR - Defined benefit pension adjustment	9	(9)	-
Total regulatory adjustments to Common equity Tier 1	(5,734)	(8,808)	(14,542)
Common Equity Tier 1 capital	47,248	(9,189)	38,059

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts issued by Barclays Bank PLC	9,323	(9,323)	-
of which: classified as equity under IFRS	5,868	(5,868)	-
of which: classified as liabilities under IFRS	3,455	(3,455)	-
Qualifying AT1 capital (including minority interests) issued by subsidiaries and held by third parties	347	(143)	204
Amount of qualifying items subject to phase out from AT1	(1,926)	1,926	-
Additional Tier 1 capital before regulatory adjustments	7,744	(7,540)	204

CRD IV Appendices	As at		As at
	30.06.13		30.06.13
	Transitional	Transitional	Fully loaded
	Position Yr 1	Impacts Yr 1	Position
Additional Tier 1 capital: regulatory adjustments	£m	£m	£m
Direct and indirect holdings of own AT1 Instruments	(7)	7	-
Direct and indirect holdings of the AT1 instruments of relevant entities where the institution does not have a significant investment in those entities (amount above the 10% threshold and net of eligible short positions) (negative amount)	(304)	193	(111)
Mitigation of non-significant holdings in relevant entities	304	(193)	111
Residual amounts deducted from AT1 capital with regard to deduction from CET1 capital during the transitional period:	(6,797)	6,797	-
of which intangible assets	(6,066)	6,066	-
of which shortfall of provisions to expected losses	(731)	731	-
Total regulatory adjustments to Additional Tier 1 capital	(6,804)	6,804	-
Additional Tier 1 capital	940	(736)	204
Tier 1 capital (T1 = CET1 + AT1)	48,188	(9,925)	38,263

Tier 2 (T2) capital: instruments and provisions
Capital instruments and the related share premium accounts issued by Barclays Bank PLC	17,211	2,464	19,675
Qualifying own funds instruments included in T2 capital (including minority interests) issued by subsidiaries and held by third parties	669	(397)	272
Amount of qualifying items subject to phase out from T2	(655)	655	-
Tier 2 capital before regulatory adjustments	17,225	2,722	19,947

Tier 2 capital: regulatory adjustments
Direct and indirect holdings of own T2 instruments and subordinated loans	(58)	28	(30)
Direct and indirect holdings of the T2 instruments and subordinated loans of relevant entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	(861)	(2,035)	(2,896)
Mitigation of non-significant holdings in relevant entities	861	2,035	2,896
Direct and indirect holdings of T2 instruments where the institution has a significant investment in those entities (net of eligible short positions)	(1)	-	(1)
Residual amounts deducted from T2 capital with regard to deduction from CET1 capital during the transitional period:	(731)	731	-
of which shortfall of provisions to expected losses	(731)	731	-
Amount to be deducted from T2 capital with regard to additional filters and deductions required pre CRR:	(869)	869	-
of which unrealised gains on available for sale equity	137	(137)	-
of which property revaluation reserve	19	(19)	-
of which connected lending of a capital nature	(261)	261	-
of which non material non qualifying holdings	(764)	764	-
Total regulatory adjustments to Tier 2 capital	(1,659)	1,628	(31)
Tier 2 capital	15,566	4,350	19,916
Total capital (TC = T1 + T2) 1	63,754	(5,575)	58,179

Capital instruments subject to phase-out arrangements
Current cap on CET1 instruments subject to phase out arrangements	-	-	-
Amount excluded from CET1 due to cap	-	-	-
Current cap on AT1 instruments subject to phase out arrangements	9,629	(9,629)	-
Amount excluded from AT1 due to cap	(1,926)	1,926	-
Current cap on T2 instruments subject to phase out arrangements	3,276	(3,276)	-
Amount excluded from T2 due to cap	(655)	655	-

Shareholder Information

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Barclays PLC Scrip Dividend Programme

Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays PLC Scrip Dividend Programme (the Programme).  At the Barclays 2013 Annual General Meeting, shareholders approved the introduction of the Programme to replace the Barclays Dividend Reinvestment Plan. The Programme will enable shareholders, if they wish, to receive new fully paid ordinary shares in Barclays PLC instead of a cash dividend, without incurring dealing costs or stamp duty.  The Programme will initially be offered for the second interim dividend, to be paid on 13 September 2013, and for any dividends paid thereafter (subject to the Directors making the Programme available for each dividend).

For further details, including the full Terms and Conditions and information about how to join or leave the Programme, please visit Barclays.com/dividends or alternatively contact: The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom, or by telephoning 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Shareholder Information

Results Timetable1	Date

Ex-dividend date	7 August 2013
Dividend Record date	9 August 2013
Scrip reference share price set and made available to shareholders	14 August 2013
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	22 August 2013
Dividend Payment date /first day of dealing in New Shares	13 September 2013
Q3 2013 Interim Management Statement	30 October 2013

For qualifying US and Canadian resident ADR holders, the second interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the second interim dividend on 13 September 2013 to ADR holders on the record at close of business on 9 August 2013.

	Half Year	Half Year	Half Year
	Ended	Ended	Ended	Change	Change
Exchange Rates2	30.06.13	31.12.12	30.06.12	31.12.123	30.06.123
Period end - US$/£	1.52	1.62	1.57	6%	3%
Average - US$/£	1.54	1.60	1.58	3%	2%
Period end - €/£	1.17	1.23	1.24	5%	6%
Average - €/£	1.18	1.25	1.22	6%	3%
Period end - ZAR/£	15.11	13.74	12.83	(10%)	(18%)
Average - ZAR/£	14.20	13.58	12.52	(5%)	(13%)

Share Price Data			30.06.13	31.12.12	30.06.12
Barclays PLC (p)			278.45	262.40	162.85
Absa Group Limited (ZAR)			148.50	164.00	141.20

For Further Information Please Contact

Investor Relations	Media Relations

Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change is the impact to Sterling reported information.
4	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday excluding UK public holidays.

Index

Africa Retail and Business Banking	20	Liquidity pool	56
Accounting policies	97	Loans and advances to customers and banks	64
Administration and general expenses	100	Margins and balances	41
Balance sheet	13	Market risk	45
Balance sheet leverage	54	Net interest income	98
Barclaycard	22	Non-controlling interests	101
Capital ratios	46	Other reserves	120
Capital resources	47	Performance highlights	2
Cash flow statement	15	Principal risks	44
Competition and regulatory matters	126	Provisions	118
Contingent liabilities and commitments	120	Results by quarter	10
Corporate Banking	27	Results timetable	134
Country exposures (selected Eurozone)	85	Retail credit risk	69
Credit impairment charges and other credit provisions	66	Retail forbearance programmes	78
Credit risk	63	Retirement benefits	119
Credit risk loans	64	Returns and equity by business	37
Derivative financial instruments	102	Risk weighted assets	48
Dividends on ordinary shares	101	Share capital	120
Earnings per share	101	Share price data	134
Europe Retail and Business Banking	18	Staff costs	99
Exit Quadrant Business Units	40	Statement of profit or loss and other comprehensive income	12
Financial instruments held at fair value	103	Statement of changes in equity	14
Finance Director’s review	5	Taxation	100
Funding and liquidity	55	Tier 1 capital ratio	46
Head Office and Other Operations	32	Total assets	63
Income statement	11	UK Retail and Business Banking	16
Investment Bank	24	Wealth and Investment Management	30
Legal proceedings	122	Wholesale credit risk	80

The glossary of terms can be found on: http://group.barclays.com/about-barclays/investor-relations#institutional-investors